
11006664

rt



Altria

PhilipMorrisUSA
an Altria Company

Copenhagen
SNUFF

Marlbo

U.S. Smokeless
TOBACCO CO.
an Altria Company

John Middleton
an Altria Company

SKOAL
LONG CUT

Black & Mild

Ste Michelle
WINE ESTATES
an Altria Company

Chateau Ste Michelle

PhilipMorrisUSA
an Altria Company

U.S. Smokeless
TOBACCO CO.
an Altria Company



an Altria Company

Ste Michelle
WINE ESTATES
an Altria Company

PHILIP MORRIS
CAPITAL CORPORATION
an Altria Company

Altria's Operating Companies

Philip Morris USA Inc. (PM USA)
Philip Morris USA is the largest tobacco company in the U.S. and has about half of the U.S. cigarette market's retail share.

U.S. Smokeless Tobacco Company LLC (USSTC)
U.S. Smokeless Tobacco Company is the world's largest smokeless tobacco manufacturer.

John Middleton Co. (Middleton)
John Middleton is a leading manufacturer of machine-made large cigars and pipe tobacco.

Ste. Michelle Wine Estates Ltd. (Ste. Michelle)
Ste. Michelle Wine Estates ranks among the top-ten producers of premium wines in the United States.

Philip Morris Capital Corporation (PMCC)
Philip Morris Capital Corporation is an investment company whose portfolio consists primarily of leveraged and direct finance lease investments.

Altria's Service Companies

Altria has shaped its corporate structure to efficiently and effectively support its subsidiaries with three service companies:


Altria
Altria Sales & Distribution

Altria Sales & Distribution Inc. (ALS&D)
Altria Sales & Distribution provides centralized sales, merchandising and distribution services to Altria's tobacco companies.


Altria
Altria Client Services

Altria Client Services Inc. (ALCS)
Altria Client Services provides Altria and its subsidiaries with services in areas including compliance, external affairs, finance, human resources, information services, law, procurement, research, development & engineering, and tobacco regulatory affairs & health sciences.


Altria
Altria Consumer Engagement Services

Altria Consumer Engagement Services Inc. (ALCES)
Altria Consumer Engagement Services provides marketing and promotion solutions to Altria's tobacco companies.

Economic Interest
Altria holds a continuing economic and voting interest in SABMiller plc (SABMiller), one of the world's leading brewers.

FINANCIAL Highlights

Consolidated Results

(in millions of dollars, except per share data)	2010	2009	Change
Net revenues	$24,363	$23,556	3.4%
Operating income	6,228	5,462	14.0%
Net earnings	3,907	3,208	21.8%
Net earnings attributable to Altria Group, Inc.	3,905	3,206	21.8%
Basic earnings per share attributable to Altria Group, Inc.	1.87	1.55	20.6%
Diluted earnings per share attributable to Altria Group, Inc.	1.87	1.54	21.4%
Cash dividends declared per share	1.46	1.32	10.6%

Results by Business Segment

	2010	2009	Change
Cigarettes			
Net revenues	$21,631	$20,919	3.4%
Operating companies income	5,451	5,055	7.8%
Smokeless Products			
Net revenues	$ 1,552	$ 1,366	13.6%
Operating companies income	803	381	100+%
Cigars			
Net revenues	$ 560	$ 520	7.7%
Operating companies income	167	176	(5.1%)
Wine			
Net revenues	$ 459	$ 403	13.9%
Operating companies income	61	43	41.9%
Financial Services			
Net revenues	$ 161	$ 348	(53.7%)
Operating companies income	157	270	(41.9%)

Altria Group, Inc.'s management reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. For a reconciliation of operating companies income to operating income, see Note 17. *Segment Reporting.*

1 Financial Highlights | 2 Letter to Shareholder | 4 Our Mission and Values
6 Invest In Leadership | 8 Align With Society | 10 Satisfy Adult Consumers | 12 Create Substantial Value For Shareholders
14 Executive Leadership Team | 16 Our Board of Directors | 17 Financial Review | 115 Shareholder Information

DEAR Shareholder

I am pleased to report that 2010 was a very successful year for Altria. The Company's diverse business platform delivered strong financial results in a challenging business environment. Altria also continued to improve its regulatory affairs capabilities to adapt to Food and Drug Administration (FDA) oversight, enhanced its compliance and societal alignment initiatives, and achieved substantial success in managing litigation. Our work in these areas led to strong financial results for our shareholders. Last year Altria grew adjusted diluted earnings per share by 8.6%, increased its dividend twice for a total increase of 11.8%, and delivered total shareholder returns of 32.9%.

We delivered these results by continuing to follow Altria's Mission and Values framework. Our Mission is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products. The core strategies lead our employees' work in support of this Mission, while the Values guide how the work is done. We have evolved this framework to reflect changes in our businesses, including the addition of Ste. Michelle as well as FDA oversight of tobacco products, while retaining the elements that are critical to our long-term success. On the following pages of this report we outline this framework, and highlight some of the many things our companies' employees did last year in support of this Mission.

Over the past several years we have developed a business model that we believe enhances our ability to deliver strong returns to our shareholders over time. Our tobacco operating companies build their positions in the principal tobacco categories behind the premium brands of *Marlboro*, *Copenhagen*, *Skoal* and *Black & Mild*. Three central service companies – Altria Client Services, Altria Sales & Distribution, and Altria Consumer Engagement Services – efficiently and effectively support our operating companies, and quickly move resources across these companies in response to changes in the business. In addition, non-tobacco related income diversity is added through Ste. Michelle and our economic interest in SABMiller, which also strengthens the Company's balance sheet.

Altria's adult consumer product companies continue to build their businesses with investments behind their leading premium brands. Last year, *Marlboro* grew to a record full-year retail share behind successful new products such as *Marlboro* Special Blend and *Marlboro* Skyline Menthol. *Copenhagen* grew its full-year retail share of the smokeless products segment due primarily to a series of successful new product launches that expanded the brand's offerings into segments it had historically underserved. Initiatives designed to improve *Skoal*'s performance are planned for 2011, including the national launch of ten new products in the first quarter of this year. *Black & Mild* faced a challenging business environment in 2010 as the machine-made large cigar category continued experiencing dislocations in the aftermath of the 2009 federal excise tax increase. Middleton made a number of promotional investments that successfully restored *Black & Mild* to sequential retail share growth in the second half of last year. And finally, wines that Ste. Michelle either produced or represented received 159 ratings of 90 or higher last year, and this strong portfolio of high-quality wines contributed to strong retail volume growth.

In conjunction with the performance of our operating companies' brands, effective cost management also helps our operating companies grow income and deliver value to shareholders. Altria and its operating companies delivered $317 million against its cost savings plan last year, and have delivered over $1.3 billion in cost savings across our companies against the $1.5 billion cost reduction program. We are confident that we will complete the program by the end of this year, and although we have announced no formal program after the end of 2011, we recognize that ongoing cost management is an important element of our plans to enhance future shareholder value.

Addressing the public affairs and societal issues that are important to our businesses also helps create shareholder value. Our efforts to comply with FDA regulation continued as we enhanced our Regulatory Affairs capabilities to engage effectively with FDA, and PM USA and USSTC also met all of their FDA obligations in a timely manner. We believe that regulation is best achieved through an approach that draws upon the expertise and experience of all stakeholders, including regulated industry, and that our approach will help us succeed in an FDA regulated environment.





We also made important progress on a number of legislative initiatives important to our shareholders and other stakeholders. Altria, working with the Alliance for Savings and Investment, took a leading role in the successful effort to extend the 2010 tax rates on capital gains and dividends. We are also pleased that last year Congress passed the Prevent All Cigarette Trafficking Act which helps combat cigarette tax evasion and illegal underage sales over the internet. In addition, we successfully advocated for our interests at the state level. In 2010 many states faced difficult budgetary situations, and there were nineteen serious attempts to increase excise taxes on our products. Our government affairs professionals worked with others to defeat thirteen of these proposals.

Altria's balance sheet also remains a source of great strength that enables us to maximize cash returns to our shareholders. Altria's economic interest in SABMiller adds to earnings and cash flows, historically has increased in value, all while providing a potential source of liquidity. Altria's balance sheet strength enables the Company to target paying out 80% of its adjusted diluted earnings per share to its shareholders in the form of dividends, while also supporting periodic stock buyback programs. In January 2011, Altria's Board of Directors approved a one year $1 billion share repurchase program as an additional way to return cash to shareholders, reflecting our desire to maximize cash returns to shareholders in a financially disciplined way.

We believe that Altria remains well positioned for the future, with the opportunity for strong total shareholder returns consisting of solid adjusted diluted earnings per share growth and a significant dividend. Our business platform has diverse income streams and a flexible corporate structure allowing resources to be shifted quickly across the enterprise in response to changing business dynamics. Our tobacco businesses have great premium brands, with strong brand equities and growth opportunities. In addition, we have highly developed capabilities to deal with the changing regulatory environment and challenging legal issues that face the industry. Altria's balance sheet also remains a source of great strength that enables us to maximize cash returns to our shareholders.

As our businesses evolve to meet continuing competitive, economic, legal, regulatory and other challenges, so too must our organization in order to remain well-prepared to deal with these issues. Earlier this year we implemented a new focused leadership structure designed to enhance Altria's responsiveness to evolving regulatory and marketplace opportunities. This new leadership structure focuses management on the four areas of Business Operations; Innovation, Public Affairs, Human Resources and Compliance; Finance; and Law; and should continue building future leadership capabilities.

While Altria has many strengths, none is more important than our employees. Altria is blessed with a talented and dedicated organization that worked through a host of complex issues last year to deliver strong business results. Our employees are our strongest asset, and the principal reason I remain so optimistic about the future, and our ability to continue delivering long-term value back to you.

Michael E. Szymanczyk
Chairman of the Board and Chief Executive Officer
March 31, 2011

Altria Group's Management Team

Back Row (left to right):

John R. Nelson
Executive Vice President and Chief Technology Officer

Louanna O. Heuhsen
Vice President Corporate Governance and Associate General Counsel

W. Hildebrandt Surgner, Jr.
Corporate Secretary and Senior Assistant General Counsel

Howard A. Willard III
Executive Vice President and Chief Financial Officer

Salvatore Mancuso
Vice President and Treasurer

Craig A. Johnson
Executive Vice President

Front Row (left to right):

Denise F. Keane
Executive Vice President and General Counsel

John S. Coccagna
Vice President Corporate Taxes

David R. Beran
Vice Chairman

Linda M. Warren
Vice President and Controller

Martin J. Barrington
Vice Chairman

Left:

Michael E. Szymanczyk
Chairman of the Board and Chief Executive Officer

OUR MISSION

is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products.

OUR STRATEGIES

support our Mission.

Invest In Leadership

Align With Society

Satisfy Adult Consumers

Create Substantial Value For Shareholders

OUR VALUES

guide our behavior as we pursue our Mission and our business strategies.











INVEST
In Leadership

We will invest in excellent people, leading brands and external stakeholders important to our businesses' success.

Invest in Brand Leadership: Altria's tobacco and wine operating companies increase their profitability primarily with investments behind strong premium brands. We believe that *Marlboro, Copenhagen, Skoal* and *Black & Mild* are the best tobacco brands in their respective categories as evidenced by their strong brand equities, high margins, and excellent adult demographics. We believe that these characteristics provide a strong platform for future income growth. Additionally, Ste. Michelle Wine Estates produces a strong portfolio of premium wines that includes *Chateau Ste. Michelle, Columbia Crest* and *Stag's Leap Wine Cellars*, and distributes internationally recognized wines such as *Antinori* and *Villa Maria Estate* in the United States.

Invest in Communities: Our people are one of our greatest assets. To support their passion and encourage contribution of their time and talent in their communities, Altria's "Contributing Together" initiative consists of several charitable giving and volunteerism programs. For example, employees help support local non-profits organizations by managing and contributing to the Altria Companies Employee Community Fund. Since its inception, the Fund has used employee contributions to award nearly 900 grants totaling more than $25 million to non-profit organizations in central Virginia.

Altria Companies EMPLOYEE COMMUNITY FUND

ALTRIA VOLUNTEERS

MATCHING GIFTS

DOLLARS FOR DOERS





Invest in Developing Leaders: We develop our employees through challenging work assignments and experiences that broaden their knowledge and expand their skills. Maintaining a vibrant and diverse workforce is critical to our business success. For example, *DiversityInc* magazine ranked Altria fifth on its list of the top companies for Blacks.



ALIGN With Society

We will actively participate in resolving societal concerns that are relevant to our businesses.

Reduce Environmental Impact: We are committed to reducing the environmental impact of our businesses and promoting the sustainability of natural resources. Our companies' programs address areas such as energy conservation, greenhouse gas emissions, water usage, waste reduction and sustainable agricultural practices. For example, Altria's tobacco and wine operating companies share information with farmers and suppliers to promote the use of good agricultural practices.

Help Reduce Underage Product Use: Altria's tobacco and wine companies continue to identify and support programs to help reduce the underage use of their products. For example, our tobacco operating companies continue their efforts to reduce underage tobacco access by supporting the We Card® program. We Card® works with retailers to prevent tobacco sales to underage purchasers.





COMPLIANCE

Company Policies

FDA Regulation

Laws and Other Regulations

Master Settlement Agreement





Our Code of Conduct outlines compliance principles and standards of conduct.

Meet Compliance Requirements: Compliance is an important element of our approach to address some of the societal issues that relate to our businesses. We support these efforts with robust compliance programs that include executive and Board oversight. We provide all our employees with compliance guidance through a Code of Conduct, clear company policies and compliance training matched to their job responsibilities.



Altria's Tobacco Companies Introduced 20 New Products in 2010

SATISFY Adult Consumers

We will convert our deep understanding of adult tobacco and wine consumers into better and more creative products that satisfy their preferences.

Deliver Superior Branded Products and Experiences: Our companies have always focused on developing high quality new products that meet or exceed adult consumer preferences. This consumer-centric approach is driven by a deep understanding of adult consumers and strong technical expertise. New products enhance brand equity, allow brands to grow into spaces they have historically underserved, and meet adult consumers' interest in innovative products.

Marketing Responsibly: Adult tobacco consumers age 21 or older who wish to receive tobacco-related communications have access to one-to-one adult consumer engagement programs. For example, *Marlboro* sends thousands of its adult consumers to the *Marlboro* Ranch for the "Experience of a Lifetime", which helps to reinforce brand loyalty.

42.6% *Marlboro* Hits Record 2010 Full-Year Cigarette Retail Share











+23% | Wines Rated 90 or Higher (Versus 2009)



Deliver Superior Branded Products: Our tobacco and wine operating companies build their businesses with premium brands. For example, *Marlboro, Copenhagen, Skoal* and *Black & Mild* reinforce their respective brand equities with adult tobacco consumers through various methods including new products, retail promotions, direct mail, sweepstakes, websites and events.

$317 million | Cost Savings Achieved in 2010

$6.8 billion | 2010 Full-Year Adjusted OCI +4.6% (Versus 2009)

$1.90 per share | 2010 Full-Year Adjusted Diluted EPS +8.6% (Versus 2009)

CREATE Substantial Value For Shareholders

We will execute our business plans to create sustainable growth and generate substantial returns for shareholders.

Responsibly Maximize Profitability: Altria successfully navigated a challenging business environment in 2010 and delivered strong financial results for its shareholders by growing its 2010 full-year reported diluted earnings per share (EPS) by 21.4%. Excluding items listed in the *Consolidated Results of Operations* on page 83, Altria's 2010 full-year adjusted diluted EPS increased 8.6% to $1.90 versus $1.75 in 2009.

Reward Shareholders – Dividends: Altria increased its dividend twice in 2010, for a total increase of 11.8%. These increases reflect the Company's intention to return a large amount of cash to shareholders in the form of dividends, and is consistent with Altria's dividend payout ratio target of approximately 80% of its adjusted diluted EPS. Future dividend payments remain subject to the discretion of Altria's Board of Directors.





Source: Bloomberg Yearly Return (December 31, 2009-December 31, 2010).
Assumes reinvestment of dividends as of the ex-dividend date. For Altria's Peer Group see page 114.

Reward Shareholders – Total Shareholder Return: Altria delivered strong total shareholder return in 2010 through stock price appreciation and a strong dividend. In 2010, Altria's total shareholder return was 32.9%, far outperforming comparative benchmarks.

Executive Leadership Team

Altria's Operating and Service Companies



1. Glenn Yaffa[7]
EVP Sales

2. T.J. Edlich[1]
Senior Assistant General Counsel

3. David Fernandez[1]
Senior Assistant General Counsel

4. Nancy Lund[1]
SVP Marketing

5. Ivan Feldman[1]
VP & Assistant Controller

6. Joe Amado[1]
SVP & Chief Information Officer

7. Mark DeBord[1]
VP Human Resources Business Operations

8. Peter Faust[1]
VP Compensation & Benefits

9. Pascal Fernandez[1]
VP Market Information & Consumer Research

10. Doug Gore[7]
SVP Winemaking, Vineyards & Operations

11. Jennifer Hunter[1]
VP Corporate Affairs

12. Jody Begley[1]
VP Strategy & Business Development

13. Sheila Newlands[7]
EVP & CFO

14. Ted Baseler[7]
President & CEO

15. James E. Dillard III[1]
SVP Regulatory Affairs

16. Cliff Fleet[1]
VP Investor Relations

17. Mark Cruise[1]
VP Product Design & Technology



18. Gordon Fruetel[1]
VP Corporate Audit

19. Jane Lewis[1]
SVP Tobacco Regulation & Health Sciences

20. Joe Murillo[1]
VP & Associate General Counsel

21. Murray Garnick[1]
SVP & Associate General Counsel

22. Billy Gifford[6]
President & CEO

23. Francisca Rahardja[6]
VP Brand Management

24. Jeff Hemp[1]
VP Finance

25. Jesse Calloway[6]
VP & GM Tobacco Processing & Manufacturing

26. Jeanette Hubbard[1]
VP Leaf

27. Bruce Gates[1]
SVP External Affairs

28. Gary Ruth[6]
SVP Manufacturing Operations

29. Richard McGeady[1]
VP Tax Administration

30. John Mulderig[1]
VP & Associate General Counsel

31. Brendan McCormick[1]
VP Corporate Communications

32. Gerd Kobal[1]
VP Sensory & Analytical Sciences

33. Henry Long[1]
SVP Procurement



Altria



34. Anthony Reale[1]
Senior Assistant General Counsel

35. John Mulligan[5]
President & CEO

36. Eileen McDermott[1]
VP Corporate Finance

37. Ken Podraza[1]
VP Scientific Issues

38. Chad Wrisberg[2]
VP & General Manager

39. Sheila Mitchell[1]
VP & Assistant Controller

40. James Strickland[1]
VP Product Design & Technology

41. Alex Russo[5]
VP Asset & Portfolio Management

42. Steve Seagriff[5]
VP Pricing, Compliance & Credit

43. Daphne O'Connor[1]
VP & Associate General Counsel

44. Greg Ray[1]
VP Quality Compliance

45. Gaye Montgomery[1]
Senior Assistant General Counsel

46. Todd Walker[1]
VP Federal Government Affairs

47. Rodger Rolland[1]
VP Human Resources

48. John Spera[5]
VP Finance & Controller

49. Craig Proctor[1]
VP & Associate General Counsel



50. Jennifer Campbell[8]
VP Brand Managment

51. Henry Turner[1]
VP State Government Affairs

52. Mary Gordon[8]
VP Manufacturing

53. Kent Zerangue[3]
VP Region Sales

54. Scott Myers[3]
VP Region Sales

55. Brian Quigley[8]
VP Brand Management

56. Andrew MacRae[3]
VP Region Sales

57. Craig Schwartz[4]
President & CEO

58. Randy Lawrence[3]
VP Region Sales

59. Kevin Osborne[1]
Senior Assistant General Counsel

60. Peter Diatelevi[3]
VP Region Sales

61. Ross Webster[3]
VP Customer Service & Merchandising

62. Shannon Spangler[1]
VP & Associate General Counsel

63. Peter Paoli[8]
President & CEO

64. Neil Simmons[1]
VP Finance

65. Miguel Martin[3]
SVP & General Manager

66. Charlie Whitaker[1]
SVP Human Resources & Compliance

---

[1] Altria Client Services Inc.
[2] Altria Consumer Engagement Services Inc.
[3] Altria Sales & Distribution Inc.
[4] John Middleton Co.
[5] Philip Morris Capital Corporation
[6] Philip Morris USA Inc.
[7] Ste. Michelle Wine Estates Ltd.
[8] U.S. Smokeless Tobacco Company LLC

Our Board Of Directors



The primary responsibility of the Board of Directors is to foster the long-term success of the Company. The Board has responsibility for establishing broad corporate policies, setting strategic direction, and overseeing management, which is responsible for the day-to-day operations of the Company. *In fulfilling this role,* each director must exercise his or her good faith business judgment of the best interests of the Company.

Elizabeth E. Bailey [2,4,5]
John C. Hower Professor Emerita of Business and Public Policy, The Wharton School of the University of Pennsylvania
Director since 1989

Gerald L. Baliles [1,4,5,6]
Director, Miller Center of Public Affairs at the University of Virginia and former Governor of the Commonwealth of Virginia
Director since 2008

John T. Casteen III [3,6]
President Emeritus, University of Virginia
Director since 2010

Dinyar S. Devitre [2,6]
Special Advisor, General Atlantic Partners
Retired Senior Vice President and Chief Financial Officer of Altria Group, Inc.
Director since 2008

Thomas F. Farrell II [1,3,4,5]
Chairman, President and Chief Executive Officer, Dominion Resources, Inc.
Director since 2008

Robert E. R. Huntley [1,2,4,5]
Retired lawyer, educator and businessman
Director since 1976

Thomas W. Jones [1,2,3,5]
Senior Partner, TWJ Capital LLC
Director since 2002

George Muñoz [1,2,3,4,6]
Principal, Muñoz Investment Banking Group, LLC
Partner, Tobin & Muñoz
Director since 2004

Nabil Y. Sakkab [1,2,4,6]
Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company
Director since 2008

Michael E. Szymanczyk [1]
Chairman of the Board and Chief Executive Officer
Director since 2008

Committees

Presiding Director, Robert E. R. Huntley

1 Member of Executive Committee, Michael E. Szymanczyk, Chair
2 Member of Finance Committee, *Thomas W. Jones, Chair*
3 Member of Audit Committee, George Muñoz, Chair
4 Member of Nominating, Corporate Governance and Social Responsibility Committee, Gerald L. Baliles, Chair
5 Member of Compensation Committee, Thomas F. Farrell II, Chair
6 Member of Innovation Committee, Nabil Y. Sakkab, Chair

Robert E. R. Huntley will retire from Altria's Board of Directors following the completion of his current term in May 2011. He has diligently served as a Director for nearly 35 years. We thank him for his long-standing service to Altria and the countless contributions he has made over the years.

Financial Review

SEC Mail Processing
Section

APR 11 2011

Washington, DC
110

Financial Contents

Selected Financial Data — Five-Year Review page 18
Consolidated Statements of Earnings page 19
Consolidated Balance Sheets page 20
Consolidated Statements of Cash Flows page 22
Consolidated Statements of Stockholders' Equity page 24
Notes to Consolidated Financial Statements page 25
Management's Discussion and Analysis of Financial Condition and Results of Operations page 83
Report of Independent Registered Public Accounting Firm page 112
Report of Management on Internal Control Over Financial Reporting page 113

Guide To Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Asset Impairment, Exit, Implementation and Integration Costs — Note 6 page 31
Benefit Plans — Note 18 includes a discussion of pension plans page 42
Contingencies — Note 21 includes a discussion of the litigation environment page 50
Goodwill and Other Intangible Assets, net — Note 5 page 30
Income Taxes — Note 16 page 39
Investment in SABMiller — Note 8 page 33
Long-Term Debt — Note 11 page 36
Segment Reporting — Note 17 page 41
UST Acquisition — Note 3 page 28

Selected Financial Data — Five-Year Review

(in millions of dollars, except per share data)

	2010	2009	2008	2007	2006
Summary of Operations:					
Net revenues	**$ 24,363**	$ 23,556	$ 19,356	$ 18,664	$ 18,790
Cost of sales	**7,704**	7,990	8,270	7,827	7,387
Excise taxes on products	**7,471**	6,732	3,399	3,452	3,617
Operating income	**6,228**	5,462	4,882	4,373	4,518
Interest and other debt expense, net	**1,133**	1,185	167	205	225
Earnings from equity investment in SABMiller	**628**	600	467	510	460
Earnings from continuing operations before income taxes	**5,723**	4,877	4,789	4,678	4,753
Pre-tax profit margin from continuing operations	**23.5%**	20.7%	24.7%	25.1%	25.3%
Provision for income taxes	**1,816**	1,669	1,699	1,547	1,571
Earnings from continuing operations	**3,907**	3,208	3,090	3,131	3,182
Earnings from discontinued operations, net of income taxes			1,901	7,006	9,463
Net earnings	**3,907**	3,208	4,991	10,137	12,645
Net earnings attributable to Altria Group, Inc.	**3,905**	3,206	4,930	9,786	12,022
Basic EPS — continuing operations	**1.87**	1.55	1.49	1.49	1.52
— discontinued operations			0.88	3.15	4.22
— net earnings attributable to Altria Group, Inc.	**1.87**	1.55	2.37	4.64	5.74
Diluted EPS — continuing operations	**1.87**	1.54	1.48	1.48	1.51
— discontinued operations			0.88	3.14	4.19
— net earnings attributable to Altria Group, Inc.	**1.87**	1.54	2.36	4.62	5.70
Dividends declared per share	**1.46**	1.32	1.68	3.05	3.32
Weighted average shares (millions) — Basic	**2,077**	2,066	2,075	2,101	2,087
Weighted average shares (millions) — Diluted	**2,079**	2,071	2,084	2,113	2,101
Capital expenditures	**168**	273	241	386	399
Depreciation	**256**	271	208	232	255
Property, plant and equipment, net (consumer products)	**2,380**	2,684	2,199	2,422	2,343
Inventories (consumer products)	**1,803**	1,810	1,069	1,254	1,605
Total assets	**37,402**	36,677	27,215	57,746	104,531
Total long-term debt	**12,194**	11,185	7,339	2,385	5,195
Total debt — consumer products	**12,194**	11,960	6,974	4,239	4,580
— financial services			500	500	1,119
Total stockholders' equity	**5,195**	4,072	2,828	19,320	43,317
Common dividends declared as a % of Basic EPS	**78.1%**	85.2%	70.9%	65.7%	57.8%
Common dividends declared as a % of Diluted EPS	**78.1%**	85.7%	71.2%	66.0%	58.2%
Book value per common share outstanding	**2.49**	1.96	1.37	9.17	20.66
Market price per common share — high/low	**26.22-19.14**	20.47-14.50	79.59-14.34	90.50-63.13	86.45-68.36
Closing price of common share at year end	**24.62**	19.63	15.06	75.58	85.82
Price/earnings ratio at year end — Basic	**13**	13	6	16	15
Price/earnings ratio at year end — Diluted	**13**	13	6	16	15
Number of common shares outstanding at year end (millions)	**2,089**	2,076	2,061	2,108	2,097
Approximate number of employees	**10,000**	10,000	10,400	84,000	175,000

The Selected Financial Data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1. *Background and Basis of Presentation* to the consolidated financial statements.

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2010	2009	2008
Net revenues	**$24,363**	$23,556	$19,356
Cost of sales	**7,704**	7,990	8,270
Excise taxes on products	**7,471**	6,732	3,399
Gross profit	**9,188**	8,834	7,687
Marketing, administration and research costs	**2,735**	2,843	2,753
Reduction of Kraft and PMI tax-related receivables	**169**	88	
Asset impairment and exit costs	**36**	421	449
Gain on sale of corporate headquarters building			(404)
Amortization of intangibles	**20**	20	7
Operating income	**6,228**	5,462	4,882
Interest and other debt expense, net	**1,133**	1,185	167
Loss on early extinguishment of debt			393
Earnings from equity investment in SABMiller	**(628)**	(600)	(467)
Earnings from continuing operations before income taxes	**5,723**	4,877	4,789
Provision for income taxes	**1,816**	1,669	1,699
Earnings from continuing operations	**3,907**	3,208	3,090
Earnings from discontinued operations, net of income taxes			1,901
Net earnings	**3,907**	3,208	4,991
Net earnings attributable to noncontrolling interests	**(2)**	(2)	(61)
Net earnings attributable to Altria Group, Inc.	**$ 3,905**	$ 3,206	$ 4,930
Amounts attributable to Altria Group, Inc. stockholders:			
Earnings from continuing operations	**$ 3,905**	$ 3,206	$ 3,090
Earnings from discontinued operations			1,840
Net earnings attributable to Altria Group, Inc.	**$ 3,905**	$ 3,206	$ 4,930
Per share data:			
Basic earnings per share:			
Continuing operations	**$ 1.87**	$ 1.55	$ 1.49
Discontinued operations			0.88
Net earnings attributable to Altria Group, Inc.	**$ 1.87**	$ 1.55	$ 2.37
Diluted earnings per share:			
Continuing operations	**$ 1.87**	$ 1.54	$ 1.48
Discontinued operations			0.88
Net earnings attributable to Altria Group, Inc.	**$ 1.87**	$ 1.54	$ 2.36

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2010	2009
Assets		
Consumer products		
Cash and cash equivalents	**$ 2,314**	$ 1,871
Receivables (less allowance of $3 in 2009)	**85**	96
Inventories:		
Leaf tobacco	**960**	993
Other raw materials	**160**	157
Work in process	**299**	293
Finished product	**384**	367
	1,803	1,810
Deferred income taxes	**1,165**	1,336
Other current assets	**614**	660
Total current assets	**5,981**	5,773
Property, plant and equipment, at cost:		
Land and land improvements	**291**	366
Buildings and building equipment	**1,292**	1,909
Machinery and equipment	**3,473**	3,649
Construction in progress	**94**	220
	5,150	6,144
Less accumulated depreciation	**2,770**	3,460
	2,380	2,684
Goodwill	**5,174**	5,174
Other intangible assets, net	**12,118**	12,138
Investment in SABMiller	**5,367**	4,980
Other assets	**1,851**	1,097
Total consumer products assets	**32,871**	31,846
Financial services		
Finance assets, net	**4,502**	4,803
Other assets	**29**	28
Total financial services assets	**4,531**	4,831
Total Assets	**$37,402**	$36,677

See notes to consolidated financial statements.

at December 31,	2010	2009
Liabilities		
Consumer products		
Current portion of long-term debt	**$ —**	$ 775
Accounts payable	**529**	494
Accrued liabilities:		
Marketing	**447**	467
Taxes, except income taxes	**231**	318
Employment costs	**232**	239
Settlement charges	**3,535**	3,635
Other	**1,069**	1,354
Dividends payable	**797**	710
Total current liabilities	**6,840**	7,992
Long-term debt	**12,194**	11,185
Deferred income taxes	**4,618**	4,383
Accrued pension costs	**1,191**	1,157
Accrued postretirement health care costs	**2,402**	2,326
Other liabilities	**949**	1,248
Total consumer products liabilities	**28,194**	28,291
Financial services		
Deferred income taxes	**3,880**	4,180
Other liabilities	**101**	102
Total financial services liabilities	**3,981**	4,282
Total liabilities	**32,175**	32,573
Contingencies (Note 21)		
Redeemable noncontrolling interest	**32**	32
Stockholders' Equity		
Common stock, par value $0.33 ⅓ per share (2,805,961,317 shares issued)	**935**	935
Additional paid-in capital	**5,751**	5,997
Earnings reinvested in the business	**23,459**	22,599
Accumulated other comprehensive losses	**(1,484)**	(1,561)
Cost of repurchased stock (717,221,651 shares in 2010 and 729,932,673 shares in 2009)	**(23,469)**	(23,901)
Total stockholders' equity attributable to Altria Group, Inc.	**5,192**	4,069
Noncontrolling interests	**3**	3
Total stockholders' equity	**5,195**	4,072
Total Liabilities and Stockholders' Equity	**$ 37,402**	$ 36,677

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2010	2009	2008
Cash Provided by (Used in) Operating Activities			
Earnings from continuing operations — Consumer products	**$ 3,819**	$3,054	$ 3,065
— Financial services	**88**	154	25
Earnings from discontinued operations, net of income taxes			1,901
Net earnings	**3,907**	3,208	4,991
Impact of earnings from discontinued operations, net of income taxes			(1,901)
Adjustments to reconcile net earnings to operating cash flows:			
Consumer products			
Depreciation and amortization	**276**	291	215
Deferred income tax provision	**408**	499	121
Earnings from equity investment in SABMiller	**(628)**	(600)	(467)
Dividends from SABMiller	**303**	254	249
Asset impairment and exit costs, net of cash paid	**(188)**	(22)	197
IRS payment related to LILO and SILO transactions	**(945)**		
Gain on sale of corporate headquarters building			(404)
Loss on early extinguishment of debt			393
Cash effects of changes, net of the effects from acquired and divested companies:			
Receivables, net	**15**	(7)	(84)
Inventories	**7**	51	185
Accounts payable	**48**	(25)	(162)
Income taxes	**(53)**	130	(201)
Accrued liabilities and other current assets	**(221)**	218	(27)
Accrued settlement charges	**(100)**	(346)	5
Pension plan contributions	**(30)**	(37)	(45)
Pension provisions and postretirement, net	**185**	193	192
Other	**96**	232	139
Financial services			
Deferred income tax benefit	**(284)**	(456)	(259)
Allowance for losses		15	100
Other	**(29)**	(155)	(22)
Net cash provided by operating activities, continuing operations	**2,767**	3,443	3,215
Net cash provided by operating activities, discontinued operations			1,666
Net cash provided by operating activities	**2,767**	3,443	4,881

See notes to consolidated financial statements.

for the years ended December 31,	2010	2009	2008
Cash Provided by (Used in) Investing Activities			
Consumer products			
Capital expenditures	**$ (168)**	$ (273)	$ (241)
Acquisition of UST, net of acquired cash		(10,244)	
Proceeds from sale of corporate headquarters building			525
Other	**115**	(31)	110
Financial services			
Investments in finance assets		(9)	(1)
Proceeds from finance assets	**312**	793	403
Net cash provided by (used in) investing activities, continuing operations	**259**	(9,764)	796
Net cash used in investing activities, discontinued operations			(317)
Net cash provided by (used in) investing activities	**259**	(9,764)	479
Cash Provided by (Used in) Financing Activities			
Consumer products			
Net repayment of short-term borrowings		(205)	
Long-term debt issued	**1,007**	4,221	6,738
Long-term debt repaid	**(775)**	(375)	(4,057)
Financial services			
Long-term debt repaid		(500)	
Repurchase of common stock			(1,166)
Dividends paid on common stock	**(2,958)**	(2,693)	(4,428)
Issuance of common stock	**104**	89	89
PMI dividends paid to Altria Group, Inc.			3,019
Financing fees and debt issuance costs	**(6)**	(177)	(93)
Tender and consent fees related to the early extinguishment of debt			(371)
Changes in amounts due to/from PMI			(664)
Other	**45**	(84)	(4)
Net cash (used in) provided by financing activities, continuing operations	**(2,583)**	276	(937)
Net cash used in financing activities, discontinued operations			(1,648)
Net cash (used in) provided by financing activities	**(2,583)**	276	(2,585)
Effect of exchange rate changes on cash and cash equivalents:			
Discontinued operations	**—**	—	(126)
Cash and cash equivalents, continuing operations:			
Increase (decrease)	**443**	(6,045)	3,074
Balance at beginning of year	**1,871**	7,916	4,842
Balance at end of year	**$ 2,314**	$ 1,871	$ 7,916
Cash paid, continuing operations: Interest— Consumer products	**$ 1,084**	$ 904	$ 208
— Financial services	**$ —**	$ 38	$ 38
Income taxes	**$ 1,884**	$ 1,606	$ 1,837

Consolidated Statements of Stockholders' Equity

(in millions of dollars, except per share data)

	Attributable to Altria Group, Inc.							
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)	Cost of Repurchased Stock	Comprehensive Earnings	Non-controlling Interests	Total Stockholders' Equity
Balances, December 31, 2007	$935	$6,884	$ 34,426	$ 111	$(23,454)	$ —	$ 418	$ 19,320
Comprehensive earnings:								
Net earnings			4,930			4,930	61	4,991
Other comprehensive earnings (losses), net of income taxes:								
Currency translation adjustments				233		233	7	240
Change in net loss and prior service cost				(1,385)		(1,385)		(1,385)
Change in fair value of derivatives accounted for as hedges				(177)		(177)		(177)
Ownership share of SABMiller other comprehensive losses				(308)		(308)		(308)
Total other comprehensive (losses) earnings						(1,637)	7	(1,630)
Total comprehensive earnings						3,293	68	3,361
Exercise of stock options and other stock award activity		(534)			213			(321)
Cash dividends declared ($1.68 per share)			(3,505)					(3,505)
Stock repurchased					(1,166)			(1,166)
Payments/other related to noncontrolling interests							(130)	(130)
Spin-off of PMI			(13,720)	(655)			(356)	(14,731)
Balances, December 31, 2008	935	6,350	22,131	(2,181)	(24,407)		—	2,828
Comprehensive earnings:								
Net earnings (a)			3,206			3,206	1	3,207
Other comprehensive earnings, net of income taxes:								
Currency translation adjustments				3		3		3
Change in net loss and prior service cost				375		375		375
Ownership share of SABMiller other comprehensive earnings				242		242		242
Total other comprehensive earnings						620	—	620
Total comprehensive earnings						3,826	1	3,827
Exercise of stock options and other stock award activity		(353)			506			153
Cash dividends declared ($1.32 per share)			(2,738)					(2,738)
Other							2	2
Balances, December 31, 2009	935	5,997	22,599	(1,561)	(23,901)		3	4,072
Comprehensive earnings:								
Net earnings (a)			**3,905**			**3,905**	**1**	**3,906**
Other comprehensive earnings, net of income taxes:								
Currency translation adjustments				**1**		**1**		**1**
Change in net loss and prior service cost				**35**		**35**		**35**
Ownership share of SABMiller other comprehensive earnings				**41**		**41**		**41**
Total other comprehensive earnings						**77**		**77**
Total comprehensive earnings						**3,982**	**1**	**3,983**
Exercise of stock options and other stock award activity		**(246)**			**432**			**186**
Cash dividends declared ($1.46 per share)			**(3,045)**					**(3,045)**
Other							**(1)**	**(1)**
Balances, December 31, 2010	**$935**	**$5,751**	**$ 23,459**	**$(1,484)**	**$(23,469)**		**$ 3**	**$ 5,195**

(a) Net earnings attributable to noncontrolling interests for the years ended December 31, 2010 and 2009 exclude $1 million due to the redeemable noncontrolling interest related to *Stag's Leap Wine Cellars*, which is reported in the mezzanine equity section in the consolidated balance sheets at December 31, 2010 and 2009, respectively. See Note 21.

See notes to consolidated financial statements.

Note 1.

Background and Basis of Presentation:

■ **Background:** At December 31, 2010, Altria Group, Inc.'s wholly-owned subsidiaries included Philip Morris USA Inc. ("PM USA"), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC ("UST"), which through its subsidiaries is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. ("Middleton"), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation ("PMCC"), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.1% economic and voting interest in SABMiller plc ("SABMiller") at December 31, 2010. Altria Group, Inc.'s access to the operating cash flows of its wholly-owned subsidiaries consists of cash received from the payment of dividends and distributions, and the payment of interest on intercompany loans by its subsidiaries. In addition, Altria Group, Inc. receives cash dividends on its interest in SABMiller, if and when SABMiller pays cash dividends on their stock.

UST Acquisition: As discussed in Note 3. *UST Acquisition*, on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, whose direct and indirect wholly-owned subsidiaries include U.S. Smokeless Tobacco Company LLC ("USSTC") and Ste. Michelle Wine Estates Ltd. ("Ste. Michelle"). As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc.

PMI Spin-Off: On March 28, 2008 (the "PMI Distribution Date"), Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. ("PMI") to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the "PMI Record Date"), in a tax-free distribution. Altria Group, Inc. distributed one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date. Following the PMI Distribution Date, Altria Group, Inc. does not own any shares of PMI stock. Altria Group, Inc. has reflected the results of PMI prior to the PMI Distribution Date as discontinued operations on the consolidated statement of earnings and the consolidated statement of cash flows for the year ended December 31, 2008. The distribution resulted in a net decrease to Altria Group, Inc.'s total stockholders' equity of $14.7 billion on the PMI Distribution Date.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

- a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the PMI Distribution Date; and
- an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

As set forth in the Employee Matters Agreement between Altria Group, Inc. and PMI (the "PMI Employee Matters Agreement"), the exercise price of each option was developed to reflect the relative market values of PMI and Altria Group, Inc. shares, by allocating the share price of Altria Group, Inc. common stock before the spin-off ($73.83) to PMI shares ($51.44) and Altria Group, Inc. shares ($22.39) and then multiplying each of these allocated values by the Option Conversion Ratio as defined in the PMI Employee Matters Agreement. The Option Conversion Ratio was equal to the exercise price of the Altria Group, Inc. option, prior to any adjustment for the spin-off, divided by the share price of Altria Group, Inc. common stock before the spin-off ($73.83).

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 30, 2008, retained their existing awards and received the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by Altria Group, Inc. after the PMI Distribution Date, received additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by PMI after the PMI Distribution Date, received substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

To the extent that employees of Altria Group, Inc. after the PMI Distribution Date received PMI stock options, Altria Group, Inc. reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that PMI employees held Altria Group, Inc. stock options, PMI reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria Group, Inc. received PMI deferred stock, Altria Group, Inc. paid to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees held Altria Group, Inc. restricted stock or deferred stock, PMI reimbursed Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of

Altria Group, Inc. stock awards outstanding at the PMI Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria Group, Inc. to PMI. The reimbursement to PMI is reflected as a decrease to the additional paid-in capital of Altria Group, Inc. on the December 31, 2008 consolidated balance sheet.

In connection with the spin-off, PMI paid to Altria Group, Inc. $4.0 billion in special dividends in addition to its normal dividends to Altria Group, Inc. PMI paid $3.1 billion of these special dividends in 2007 and paid the additional $900 million in the first quarter of 2008.

Prior to the PMI spin-off, PMI was included in the Altria Group, Inc. consolidated federal income tax return, and PMI's federal income tax contingencies were recorded as liabilities on the balance sheet of Altria Group, Inc. Altria Group, Inc. reimbursed PMI in cash for these liabilities. See Note 16. *Income Taxes* for a discussion of the Tax Sharing Agreement between Altria Group, Inc. and PMI that is currently in effect.

Prior to the PMI spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria Group, Inc. The benefits previously provided by Altria Group, Inc. are now provided by PMI. As a result, new plans were established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities were transferred to the PMI plans. Altria Group, Inc. paid PMI in cash for these transfers.

A subsidiary of Altria Group, Inc. previously provided PMI with certain corporate services at cost plus a management fee. After the PMI Distribution Date, PMI independently undertook most of these activities. All remaining limited services provided to PMI ceased in 2008. The settlement of the intercompany accounts as of the PMI Distribution Date (including amounts related to stock awards, tax contingencies and benefit plans discussed above) resulted in a net payment from Altria Group, Inc. to PMI of $332 million. In March 2008, Altria Group, Inc. made an estimated payment of $427 million to PMI, thereby resulting in PMI reimbursing $95 million to Altria Group, Inc. in the second quarter of 2008.

Dividends and Share Repurchases: Following the PMI spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and PMI shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the PMI spin-off.

On February 24, 2010, Altria Group, Inc.'s Board of Directors approved a 2.9% increase in the quarterly dividend to $0.35 per common share from $0.34 per common share. On August 27, 2010, Altria Group, Inc.'s Board of Directors approved an additional 8.6% increase in the quarterly dividend to $0.38 per common share, resulting in an aggregate quarterly dividend rate increase of 11.8% since the beginning of 2010. The current annualized dividend rate is $1.52 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.'s Board of Directors.

In January 2011, Altria Group, Inc.'s Board of Directors authorized a new $1.0 billion one-year share repurchase program. Share repurchases under this program depend upon marketplace conditions and other factors. The share repurchase program remains subject to the discretion of Altria Group, Inc.'s Board of Directors.

During the second quarter of 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share pursuant to its $4.0 billion (2008 to 2010) share repurchase program. No shares were repurchased during 2010 or 2009 under this share repurchase program, which was suspended in September 2009. The new share repurchase program replaces the suspended program.

■ **Basis of Presentation:** The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest) are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions for goodwill and other intangible assets, marketing programs, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates.

Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

The 2009 reduction of a Kraft Foods Inc. ("Kraft") tax-related receivable has been reclassified to conform with the current year's presentation.

Note 2.

Summary of Significant Accounting Policies:

■ **Cash and Cash Equivalents:** Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

■ **Depreciation, Amortization and Intangible Asset Valuation:** Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods up to 25 years, and buildings and building improvements over periods up to 50 years.

Definite-lived intangible assets are amortized over their estimated useful lives. Altria Group, Inc. conducts a required annual review of goodwill and indefinite-lived intangible assets for potential impairment, and more frequently if an event occurs or circumstances change that would require Altria Group, Inc. to perform an interim review. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2010, 2009 and 2008, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no impairment charges resulted from these reviews.

■ **Environmental Costs:** Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

Compliance with environmental laws and regulations, including the payment of any remediation and compliance costs or damages and the making of related expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.'s consolidated financial position, results of operations or cash flows (see Note 21. *Contingencies* — Environmental Regulation).

■ **Fair Value Measurements:** Altria Group, Inc. measures certain assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Altria Group, Inc. uses a fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs used to measure fair value are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of substantially all of Altria Group, Inc.'s pension assets is based on observable inputs, including readily available quoted market prices, which meet the definition of a Level 1 or Level 2 input. For the fair value disclosure of the pension plan assets, see Note 18. *Benefit Plans*.

Altria Group, Inc. assesses the fair value of any derivative financial instruments using internally developed models that use, as their basis, readily observable future amounts, such as cash flows, earnings, and the current market expectations of those future amounts. As discussed in Note 20. *Financial Instruments*, at December 31, 2010, Altria Group, Inc. had no derivative financial instruments remaining.

■ **Finance Leases:** Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. Investments in leveraged leases are stated net of related nonrecourse debt obligations.

Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances.

Finance leases include unguaranteed residual values that represent PMCC's estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC's management, which includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in a decrease of $11 million to PMCC's net revenues and results of operations in 2010. There were no adjustments in 2009 and 2008.

PMCC considers rents receivable past due when they are beyond the grace period of their contractual due date. PMCC ceases recording income ("non-accrual status") on rents receivable when contractual payments become 90 days past due or earlier if management believes there is significant uncertainty of collectability of rent payments, and resumes recording income when collectability of rent payments is reasonably certain. Payments received on rents receivable that are on non-accrual status are used to reduce the rents receivable balance. Write-offs to the allowance for losses are recorded when amounts are deemed to be uncollectible. There were no rents receivable on non-accrual status at December 31, 2010.

■ **Foreign Currency Translation:** Altria Group, Inc. translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' equity. The accumulated currency translation adjustments related to PMI were recognized and recorded in connection with the PMI distribution. Transaction gains and losses are recorded in the consolidated

statements of earnings and are not significant for any of the periods presented.

■ **Guarantees:** Altria Group, Inc. recognizes a liability for the fair value of the obligation of qualifying guarantee activities. See Note 21. *Contingencies* for a further discussion of guarantees.

■ **Impairment of Long-Lived Assets:** Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

■ **Income Taxes:** Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

Altria Group, Inc. recognizes a benefit for uncertain tax positions when a tax position taken or expected to be taken in a tax return is more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on its consolidated statements of earnings.

■ **Inventories:** Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to cost substantially all tobacco inventories. The cost of the remaining inventories is determined using the first-in, first-out ("FIFO") and average cost methods. It is a generally recognized industry practice to classify leaf tobacco and wine inventories as current assets although part of such inventory, because of the duration of the curing and aging process, ordinarily would not be utilized within one year.

■ **Marketing Costs:** The consumer products businesses promote their products with consumer engagement programs, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives, event marketing and volume-based incentives. Consumer engagement programs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, consumer engagement programs and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■ **Revenue Recognition:** The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.'s consumer products businesses also include excise taxes billed to customers in net revenues. Shipping and handling costs are classified as part of cost of sales.

■ **Stock-Based Compensation:** Altria Group, Inc. measures compensation cost for all stock-based awards at fair value on date of grant and recognizes compensation expense over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology.

Note 3.

UST Acquisition:

On January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST. The transaction was valued at approximately $11.7 billion, which represented a purchase price of $10.4 billion and approximately $1.3 billion of UST debt, which together with acquisition-related costs and payments of approximately $0.6 billion (consisting primarily of financing fees, the funding of UST's non-qualified pension plans, investment banking fees and the early retirement of UST's revolving credit facility), represented a total cash outlay of approximately $11 billion.

In connection with the acquisition of UST, Altria Group, Inc. had in place at December 31, 2008, a 364-day term bridge loan facility ("Bridge Facility"). On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility, which was used along with available cash of $6.7 billion, representing the net proceeds from the issuances of senior unsecured long-term notes in November and December 2008, to fund the acquisition of UST. As discussed in Note 11. *Long-Term Debt*, in February 2009, Altria Group, Inc. also issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Upon such prepayment, the Bridge Facility was terminated.

UST's financial position and results of operations have been consolidated with Altria Group, Inc. as of January 6, 2009. Pro forma results of Altria Group, Inc., for the year ended December 31, 2009, assuming the acquisition had occurred on January 1, 2009, would not be materially different from the actual results reported for the year ended

December 31, 2009. The following unaudited supplemental pro forma data present consolidated information of Altria Group, Inc. as if the acquisition of UST had been consummated on January 1, 2008. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition and related borrowings had been consummated on January 1, 2008.

(in millions, except per share data)	Pro Forma Year Ended December 31, 2008
Net revenues	$21,339
Earnings from continuing operations	$ 2,677
Net earnings	$ 4,578
Net earnings attributable to Altria Group, Inc.	$ 4,515
Per share data:	
Basic earnings per share:	
Continuing operations	$ 1.29
Discontinued operations	0.88
Net earnings attributable to Altria Group, Inc.	$ 2.17
Diluted earnings per share:	
Continuing operations	$ 1.28
Discontinued operations	0.88
Net earnings attributable to Altria Group, Inc.	$ 2.16

The pro forma amounts reflect the application of the following adjustments as if the acquisition had occurred on January 1, 2008:

- additional depreciation and amortization expense that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2008;
- additional interest expense and financing fees that would have been incurred assuming all borrowing arrangements used to fund the acquisition had been in place as of January 1, 2008;
- restructuring costs incurred to restructure and integrate UST operations;
- transaction costs associated with the acquisition; and
- increased cost of sales, reflecting the fair value adjustment of UST's subsidiaries' inventory sold during the year.

During the fourth quarter of 2009, the allocation of purchase price relating to the acquisition of UST was completed. The following amounts represent the fair value of identifiable assets acquired and liabilities assumed in the UST acquisition:

(in millions)	
Cash and cash equivalents	$ 163
Inventories	796
Property, plant and equipment	688
Other intangible assets:	
Indefinite-lived trademarks	9,059
Definite-lived (20-year life)	60
Short-term borrowings	(205)
Current portion of long-term debt	(240)
Long-term debt	(900)
Deferred income taxes	(3,535)
Other assets and liabilities, net	(540)
Noncontrolling interests	(36)
Total identifiable net assets	5,310
Total purchase price	10,407
Goodwill	$ 5,097

The excess of the purchase price paid by Altria Group, Inc. over the fair value of identifiable net assets acquired in the acquisition of UST primarily reflects the value of adding USSTC and its subsidiaries to Altria Group, Inc.'s family of tobacco operating companies (PM USA and Middleton), with leading brands in cigarettes, smokeless products and machine-made large cigars, and anticipated annual synergies of approximately $300 million resulting primarily from reduced selling, general and administrative, and corporate expenses. None of the goodwill or other intangible assets will be deductible for tax purposes.

The assets acquired, liabilities assumed and noncontrolling interests of UST have been measured as of the acquisition date. In valuing trademarks, Altria Group, Inc. estimated the fair value using a discounted cash flow methodology. No material contingent liabilities were recognized as of the acquisition date because the acquisition date fair value of such contingencies cannot be determined, and the contingencies are not both probable and reasonably estimable. Additionally, costs incurred to effect the acquisition, as well as costs to restructure UST, are being recognized as expenses in the periods in which the costs are incurred. For the years ended December 31, 2010, 2009 and 2008, Altria Group, Inc. incurred pre-tax acquisition-related charges, as well as restructuring and integration costs, consisting of the following:

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Asset impairment and exit costs	**$ 6**	$202	$—
Integration costs	**18**	49	
Inventory adjustments	**22**	36	
Financing fees		91	58
Transaction costs		60	
Total	**$46**	$438	$58

Total acquisition-related charges, as well as restructuring and integration costs incurred since the September 8, 2008 announcement of the acquisition, were $542 million as of December 31, 2010. Pre-tax charges and costs related to the acquisition of UST are substantially complete.

Note 4.

Divestiture:

As discussed in Note 1. *Background and Basis of Presentation*, on March 28, 2008, Altria Group, Inc. distributed all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution.

Summarized financial information for the discontinued operations of PMI for the year ended December 31, 2008 was as follows:

(in millions)	2008
Net revenues	$15,376
Earnings before income taxes	$ 2,701
Provision for income taxes	(800)
Earnings from discontinued operations, net of income taxes	1,901
Net earnings attributable to noncontrolling interests	(61)
Earnings from discontinued operations	$ 1,840

Note 5.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net	
(in millions)	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cigarettes	**$ —**	$ —	**$ 261**	$ 272
Smokeless products	**5,023**	5,023	**8,843**	8,845
Cigars	**77**	77	**2,744**	2,750
Wine	**74**	74	**270**	271
Total	**$5,174**	$5,174	**$12,118**	$12,138

Goodwill relates to the January 2009 acquisition of UST (see Note 3. *UST Acquisition*) and the December 2007 acquisition of Middleton.

Other intangible assets consisted of the following:

	December 31, 2010		December 31, 2009	
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets	**$11,701**		$11,701	
Definite-lived intangible assets	**464**	**$47**	464	$27
Total other intangible assets	**$12,165**	**$47**	$12,165	$27

Indefinite-lived intangible assets consist substantially of trademarks from the January 2009 acquisition of UST ($9.1 billion) and the December 2007 acquisition of Middleton ($2.6 billion). Definite-lived intangible assets, which consist primarily of customer relationships and certain cigarette trademarks, are amortized over periods up to 25 years. Pre-tax amortization expense for definite-lived intangible assets during the years ended December 31, 2010, 2009 and 2008, was $20 million, $20 million and $7 million, respectively. Annual amortization expense for each of the next five years is estimated to be approximately $20 million, assuming no additional transactions occur that require the amortization of intangible assets.

The changes in goodwill and gross carrying amount of other intangible assets for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009	
(in millions)	Goodwill	Other Intangible Assets	Goodwill	Other Intangible Assets
Balance at beginning of year	**$5,174**	**$12,165**	$ 77	$ 3,046
Changes due to:				
Acquisition of UST			5,097	9,119
Balance at end of year	**$5,174**	**$12,165**	$5,174	$12,165

Note 6.

Asset Impairment, Exit, Implementation and Integration Costs:

Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	For the Year Ended December 31, 2010			
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	**$ 24**	**$ 75**	**$—**	**$ 99**
Smokeless products	**6**		**16**	**22**
Cigars			**2**	**2**
Wine			**2**	**2**
General corporate	**6**			**6**
Total	**$ 36**	**$ 75**	**$20**	**$131**

	For the Year Ended December 31, 2009			
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$115	$139	$—	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91
Total	$421	$139	$58	$618

	For the Year Ended December 31, 2008			
(in millions)	Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$ 97	$ 69	$—	$166
Cigars			18	18
Financial services	2			2
General corporate	350			350
Total	$449	$ 69	$18	$536

The movement in the severance liability and details of asset impairment and exit costs for Altria Group, Inc. for the years ended December 31, 2010 and 2009 was as follows:

(in millions)	Severance	Other	Total
Severance liability balance, December 31, 2008	$ 348	$ —	$ 348
Charges	185	236	421
Cash spent	(307)	(119)	(426)
Liability recorded in pension and postretirement plans, and other	2	(117)	(115)
Severance liability balance, December 31, 2009	228	—	228
Charges, net	**(11)**	**47**	**36**
Cash spent	**(191)**	**(36)**	**(227)**
Other		**(11)**	**(11)**
Severance liability balance, December 31, 2010	**$ 26**	**$ —**	**$ 26**

Other charges in the table above primarily include other employee termination benefits including pension and post-retirement. Charges, net in the table above include the reversal of $13 million of severance costs associated with the Manufacturing Optimization Program in 2010.

The pre-tax asset impairment, exit, implementation, and integration costs shown above are primarily a result of the programs discussed below.

- **Integration and Restructuring Program:** Altria Group, Inc. has substantially completed a restructuring program that commenced in December 2008, and was expanded in August 2009. Pursuant to this program, Altria Group, Inc. restructured corporate, manufacturing, and sales and marketing services functions in connection with the integration of UST and its focus on optimizing company-wide cost structures in light of ongoing declines in U.S. cigarette volumes.

As a result of this restructuring program, pre-tax asset impairment, exit and integration costs for the years ended December 31, 2010 and 2009 consisted of the following:

(in millions)	For the Year Ended December 31, 2010 Asset Impairment and Exit Costs	Integration Costs	Total
Smokeless products	**$ 6**	**$16**	**$22**
Wine		**2**	**2**
General corporate	**4**		**4**
Total	**$10**	**$18**	**$28**

(in millions)	For the Year Ended December 31, 2009 Asset Impairment and Exit Costs	Integration Costs	Total
Cigarettes	$ 18	$—	$ 18
Smokeless products	193	43	236
Wine	3	6	9
Financial services	4		4
General corporate	61		61
Total	$279	$49	$328

For the year ended December 31, 2008, pre-tax exit costs of $126 million was recorded for the program in the cigarettes segment ($48 million), financial services segment ($2 million) and general corporate ($76 million).

These charges are primarily related to employee separation costs, lease exit costs, relocation of employees, asset impairments and other costs related to the integration of UST operations. The pre-tax integration costs were included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings for the years ended December 31, 2010 and 2009. Total pre-tax charges incurred since the inception of the program through December 31, 2010 were $482 million. Cash payments related to the program of $111 million and $221 million were made during the years ended December 31, 2010 and 2009, respectively, for a total of $332 million since inception. Cash payments related to this program are substantially complete.

■ **Headquarters Relocation:** During 2008, in connection with the spin-off of PMI, Altria Group, Inc. restructured its corporate headquarters, which included the relocation of Altria Group, Inc.'s corporate headquarters functions to Richmond, Virginia. This program has been completed. During the years ended December 31, 2010, 2009 and 2008, Altria Group, Inc. incurred pre-tax charges of $2 million, $30 million and $219 million, respectively, for this program. Total pre-tax charges incurred since the inception of this restructuring were $251 million as of December 31, 2010. These charges consisted primarily of employee separation costs. Cash payments related to this restructuring of $7 million, $65 million and $136 million were made during the years ended December 31, 2010, 2009 and 2008, respectively, for a total of $208 million since inception. Cash payments related to this program are substantially complete.

For the year ended December 31, 2008, general corporate exit costs also included $55 million of investment banking and legal fees associated with the PMI spin-off.

■ **Manufacturing Optimization Program:** PM USA ceased production at its Cabarrus, North Carolina manufacturing facility and completed the consolidation of its cigarette manufacturing capacity into its Richmond, Virginia facility on July 29, 2009. PM USA took this action to address ongoing cigarette volume declines including the impact of the federal excise tax ("FET") increase enacted in early 2009. During 2010, PM USA substantially completed the de-commissioning of the Cabarrus facility and expects to fully complete the de-commissioning in early 2011.

In October 2010, PM USA entered into an agreement for the sale of the Cabarrus facility and land. In November 2010, the prospective purchaser exercised its right to terminate the agreement. The future sale of the Cabarrus facility and land will not have a material impact on the financial results of Altria Group, Inc.

As a result of this consolidation program, which commenced in 2007, PM USA expects to incur total pre-tax charges of approximately $800 million, which consist of employee separation costs of $325 million, accelerated depreciation of $275 million and other charges of $200 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Total pre-tax charges incurred for the program through December 31, 2010 of $824 million, which are reflected in the cigarettes segment, do not reflect estimated gains from the future sales of land and buildings.

PM USA recorded pre-tax charges for this program as follows:

(in millions)	For the Years Ended December 31, 2010	2009	2008
Asset impairment and exit costs	**$24**	$ 97	$ 49
Implementation costs	**75**	139	69
Total	**$99**	$236	$118

Pre-tax implementation costs related to this program were primarily related to accelerated depreciation and were included in cost of sales in the consolidated statements of earnings for the years ended December 31, 2010, 2009 and 2008, respectively.

Cash payments related to the program of $128 million, $210 million and $85 million were made during the years ended December 31, 2010, 2009 and 2008, respectively, for total cash payments of $434 million since inception, which do not reflect estimated proceeds on future sales of land and buildings. Cash payments related to this program are substantially complete.

Note 7.

Inventories:

The cost of approximately 71% and 75% of inventories in 2010 and 2009, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.7 billion and $0.8 billion lower than the current cost of inventories at December 31, 2010 and 2009, respectively.

Note 8.

Investment in SABMiller:

At December 31, 2010, Altria Group, Inc. held a 27.1% economic and voting interest in SABMiller. Altria Group, Inc.'s investment in SABMiller is being accounted for under the equity method.

Pre-tax earnings from Altria Group, Inc.'s equity investment in SABMiller consisted of the following:

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Equity earnings	**$578**	$407	$467
Gains resulting from issuances of common stock by SABMiller	**50**	193	
	$628	$600	$467

Summary financial data of SABMiller is as follows:

	At December 31,	
(in millions)	2010	2009
Current assets	**$ 4,518**	$ 4,495
Long-term assets	**$34,744**	$33,841
Current liabilities	**$ 6,625**	$ 5,307
Long-term liabilities	**$11,270**	$13,199
Non-controlling interests	**$ 766**	$ 672

	For the Years Ended December 31,		
(in millions)	2010	2009	2008
Net revenues	**$18,981**	$17,020	$20,466
Operating profit	**$ 2,821**	$ 2,173	$ 2,854
Net earnings	**$ 2,133**	$ 1,473	$ 1,635

The fair value, based on market quotes, of Altria Group, Inc.'s equity investment in SABMiller at December 31, 2010, was $15.1 billion, as compared with its carrying value of $5.4 billion. The fair value, based on market quotes, of Altria Group, Inc.'s equity investment in SABMiller at December 31, 2009, was $12.7 billion, as compared with its carrying value of $5.0 billion.

Note 9.

Finance Assets, net:

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC's operating companies income will fluctuate over time as investments mature or are sold. During 2010, 2009 and 2008, proceeds from asset sales, lease maturities and bankruptcy recoveries totaled $312 million, $793 million and $403 million, respectively, and gains included in operating companies income totaled $72 million, $257 million and $87 million, respectively.

At December 31, 2010, finance assets, net, of $4,502 million were comprised of investments in finance leases of $4,704 million, reduced by the allowance for losses of $202 million. At December 31, 2009, finance assets, net, of $4,803 million were comprised of investments in finance leases of $5,069 million, reduced by the allowance for losses of $266 million.

A summary of the net investments in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total	
(in millions)	2010	2009	2010	2009	2010	2009
Rents receivable, net	**$ 4,659**	$ 5,137	**$ 207**	$ 274	**$ 4,866**	$ 5,411
Unguaranteed residual values	**1,327**	1,411	**87**	87	**1,414**	1,498
Unearned income	**(1,573)**	(1,816)	**(3)**	(23)	**(1,576)**	(1,839)
Deferred investment tax credits		(1)				(1)
Investments in finance leases	**4,413**	4,731	**291**	338	**4,704**	5,069
Deferred income taxes	**(3,830)**	(4,126)	**(130)**	(155)	**(3,960)**	(4,281)
Net investments in finance leases	**$ 583**	$ 605	**$ 161**	$ 183	**$ 744**	$ 788

For leveraged leases, rents receivable, net, represent unpaid rents, net of principal and interest payments on third-party nonrecourse debt. PMCC's rights to rents receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $8.3 billion and $9.2 billion at December 31, 2010 and 2009, respectively, has been offset against the related rents receivable. There were no leases with contingent rentals in 2010 and 2009.

At December 31, 2010, PMCC's investments in finance leases were principally comprised of the following investment categories: rail and surface transport (30%), aircraft (25%), electric power (24%), real estate (12%) and manufacturing (9%). Investments located outside the United States, which are all U.S. dollar-denominated, represent 23% and 22% of PMCC's investments in finance leases at December 31, 2010 and 2009, respectively.

Rents receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rents receivable from direct finance leases at December 31, 2010, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2011	$ 82	$ 45	$ 127
2012	130	45	175
2013	174	45	219
2014	259	45	304
2015	405		405
Thereafter	3,609	27	3,636
Total	$4,659	$207	$4,866

Included in net revenues for the years ended December 31, 2010, 2009 and 2008, were leveraged lease revenues of $160 million, $341 million and $210 million, respectively, and direct finance lease revenues of $1 million, $7 million and $5 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2010, 2009 and 2008, was $58 million, $119 million and $72 million, respectively.

Income from investment tax credits on leveraged leases, and initial direct and executory costs on direct finance leases, were not significant during the years ended December 31, 2010, 2009 and 2008.

PMCC maintains an allowance for losses, which provides for estimated losses on its investments in finance leases. PMCC's portfolio consists of leveraged and direct finance leases to a diverse base of lessees participating in a wide variety of industries. Losses on such leases are recorded when probable and estimable. PMCC regularly performs a systematic assessment of each individual lease in its portfolio to determine potential credit or collection issues that might indicate impairment. Impairment takes into consideration both the probability of default and the likelihood of recovery if default were to occur. PMCC considers both quantitative and qualitative factors of each investment when performing its assessment of the allowance for losses.

Quantitative factors that indicate potential default are tied most directly to public debt ratings. PMCC monitors all publicly available information on its obligors, including financial statements and credit rating agency reports. Qualitative factors that indicate the likelihood of recovery if default were to occur include, but are not limited to, underlying collateral value, other forms of credit support, and legal/structural considerations impacting each lease. Using all available information, PMCC calculates potential losses for each lease in its portfolio based on its default and recovery assumption for each lease. The aggregate of these potential losses forms a range of potential losses which is used as a guideline to determine the adequacy of PMCC's allowance for losses.

PMCC has assessed its allowance for losses for its entire portfolio, and believes that the allowance for losses of $202 million is adequate. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees and their respective industries, and may have to increase its allowance for losses if such conditions worsen. All PMCC lessees were current on their lease payment obligations as of December 31, 2010.

The credit quality of PMCC's investments in finance leases at December 31, 2010 and 2009 was as follows:

(in millions)	2010	2009
Credit Rating by Standard & Poor's/Moody's:		
"AAA/Aaa" to "A-/A3"	**$2,343**	$2,336
"BBB+/Baa1" to "BBB-/Baa3"	**1,148**	1,424
"BB+/Ba1" and Lower	**1,213**	1,309
Total	**$4,704**	$5,069

The activity in the allowance for losses on finance assets for the years ended December 31, 2010, 2009 and 2008 was as follows:

(in millions)	2010	2009	2008
Balance at beginning of year	**$266**	$304	$204
Increase to provision		15	100
Amounts written-off	**(64)**	(53)	
Balance at end of year	**$202**	$266	$304

PMCC leased, under several lease arrangements, various types of automotive manufacturing equipment to General Motors Corporation ("GM"), which filed for bankruptcy on June 1, 2009. As of the date of the bankruptcy filing, PMCC stopped recording income on its $214 million investment in finance leases from GM. During 2009, GM rejected one of the leases, which resulted in a $49 million write-off against PMCC's allowance for losses, lowering the investment in finance leases balance from GM to $165 million. General Motors LLC ("New GM"), which is the successor of GM's North American automobile business, agreed to assume nearly all the remaining leases under same terms as GM, except for a rebate of a portion of future rents. The assignment of the leases to New GM was approved by the bankruptcy court and became effective in March 2010. During the

first quarter of 2010, GM rejected another lease that was not assigned to New GM. The impact of the rent rebates and the 2010 lease rejection resulted in a $64 million write-off against PMCC's allowance for losses in the first quarter of 2010. In the first quarter of 2010, PMCC participated in a transaction pursuant to which the equipment related to the rejected leases was sold to New GM. These transactions resulted in an acceleration of deferred taxes of $34 million in 2010. As of December 31, 2010, PMCC's investment in finance leases from New GM was $101 million.

During the second quarter of 2010, PMCC completed the replacement of Ambac Assurance Corporation ("Ambac") in the one remaining lease transaction with indirect exposure to this credit support provider whose credit rating remained below investment grade. Ambac was replaced by a company rated "AA+/Aa1" by Standard & Poor's Ratings Services ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's"), respectively. PMCC has no remaining exposure to Ambac.

On January 5, 2010, Mesa Airlines, Inc. ("Mesa") filed for Chapter 11 bankruptcy protection. At the bankruptcy date, PMCC's portfolio included five aircraft under leveraged leases with Mesa with a finance asset balance of $21 million. PMCC's interest in these leases was secured by letters of credit. Upon the bankruptcy filing, PMCC drew on the letters of credit and recovered its outstanding investment.

During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio, including its exposure to GM. During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

See Note 21. *Contingencies* for a discussion of the Internal Revenue Service ("IRS") disallowance of certain tax benefits pertaining to several PMCC leveraged lease transactions.

Note 10.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2010 and 2009, Altria Group, Inc. had no short-term borrowings.

At December 31, 2010, the credit lines for Altria Group, Inc. and related activity were as follows:

(in billions) Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-Day Agreement	$0.6	$ —	$ —	$0.6
3-Year Agreement	2.4			2.4
	$3.0	$ —	$ —	$3.0

At December 31, 2010, Altria Group, Inc. had in place a senior unsecured 364-day revolving credit agreement (the "364-Day Agreement") and a senior unsecured 3-year revolving credit agreement (the "3-Year Agreement" and, together with the 364-Day Agreement, the "Revolving Credit Agreements"). Altria Group, Inc. entered into the 364-Day Agreement on November 17, 2010. This agreement provides for borrowings up to an aggregate principal amount of $0.6 billion and expires on November 16, 2011. The 364-Day Agreement replaced Altria Group, Inc.'s previous $0.6 billion senior unsecured 364-day revolving credit agreement, which was terminated effective November 17, 2010. The 3-Year Agreement provides for borrowings up to an aggregate principal amount of $2.4 billion and expires on November 20, 2012. Pricing under the Revolving Credit Agreements may be modified in the event of a change in the rating of Altria Group, Inc.'s long-term senior unsecured debt. Interest rates on borrowings under the Revolving Credit Agreements will be based on the London Interbank Offered Rate ("LIBOR") plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 364-Day-Agreement are 1.0% and 2.25%, respectively. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 3-Year Agreement are 2.0% and 4.0%, respectively. The Revolving Credit Agreements do not include any other rating triggers, nor do they contain any provisions that could require the posting of collateral.

The Revolving Credit Agreements are used for general corporate purposes and to support Altria Group, Inc.'s commercial paper issuances. The Revolving Credit Agreements require that Altria Group, Inc. maintain (i) a ratio of debt to consolidated EBITDA of not more than 3.0 to 1.0 and (ii) a ratio of consolidated EBITDA to consolidated interest expense of not less than 4.0 to 1.0, each calculated as of the end of the applicable quarter on a rolling four-quarters basis. At December 31, 2010, the ratios of debt to consolidated EBITDA and consolidated EBITDA to consolidated interest expense, calculated in accordance with the Revolving Credit Agreements, were 1.7 to 1.0 and 6.2 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Revolving Credit Agreements. The terms "consolidated EBITDA," "debt" and "consolidated interest expense" as defined in the Revolving Credit Agreements include certain adjustments.

Any commercial paper issued by Altria Group, Inc. and borrowings under the Revolving Credit Agreements are fully and unconditionally guaranteed by PM USA (see Note 22. *Condensed Consolidating Financial Information*).

Note 11.

Long-Term Debt:

At December 31, 2010 and 2009, Altria Group, Inc.'s long-term debt, all of which was consumer products debt, consisted of the following:

(in millions)	2010	2009
Notes, 4.125% to 10.20% (average coupon interest rate 8.8%), due through 2039	**$12,152**	$11,918
Debenture, 7.75% due 2027	**42**	42
	12,194	11,960
Less current portion of long-term debt		(775)
	$12,194	$11,185

Aggregate maturities of long-term debt are as follows:

(in millions)	Altria Group, Inc.	UST	Total Long-Term Debt
2012		$ 600	$ 600
2013	$1,459		1,459
2014	525		525
2015	1,000		1,000
2018	3,100	300	3,400
2019	2,200		2,200
Thereafter	3,042		3,042

The aggregate fair value, based substantially on readily available quoted market prices, of Altria Group, Inc.'s long-term debt at December 31, 2010, was $15.5 billion, as compared with its carrying value of $12.2 billion. The aggregate fair value, based substantially on readily available quoted market prices, of Altria Group, Inc.'s long-term debt at December 31, 2009, was $14.4 billion, as compared with its carrying value of $12.0 billion.

During 2010, 2009 and 2008 the following long-term debt transactions occurred:

Altria Group, Inc. Senior Notes:

August 2010 and June 2010 Issuances

- $1.0 billion (aggregate principal amount) of 4.125% senior unsecured long-term notes due September 2015, which consisted of $800 million issued in June 2010 and $200 million issued in August 2010. Interest on each issuance will be paid semiannually, with interest accruing from June 2010.

February 2009 Issuance

- $525 million at 7.75%, due 2014, interest payable semi-annually;
- $2.2 billion at 9.25%, due 2019, interest payable semi-annually; and
- $1.5 billion at 10.20%, due 2039, interest payable semi-annually.

December 2008 Issuance

- $775 million at 7.125%, due 2010, interest payable semi-annually. In June 2010, these notes matured and were repaid.

November 2008 Issuance

- $1.4 billion at 8.50%, due 2013, interest payable semi-annually;
- $3.1 billion at 9.70%, due 2018, interest payable semi-annually; and
- $1.5 billion at 9.95%, due 2038, interest payable semi-annually.

The net proceeds from the issuances of senior unsecured notes in 2010 were added to Altria Group, Inc.'s general funds, which may be used to meet working capital requirements, refinance debt or for general corporate purposes. The net proceeds from the issuances of senior unsecured long-term notes in November 2008 and December 2008 were used along with borrowings under the Bridge Facility (see Note 3. *UST Acquisition*) to fund the acquisition of UST. The net proceeds from the issuance of senior unsecured long-term notes in February 2009, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility.

The notes are Altria Group, Inc.'s senior unsecured obligations and rank equally in right of payment with all of Altria Group, Inc.'s existing and future senior unsecured indebtedness. Upon the occurrence of both (i) a change of control of Altria Group, Inc. and (ii) the notes ceasing to be rated investment grade by each of Moody's, Standard & Poor's and Fitch Ratings Ltd. within a specified time period, Altria Group, Inc. will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the date of repurchase as and to the extent set forth in the terms of the notes. With respect to the senior unsecured long-term notes from the February 2009 and November 2008 issuances, the interest rate payable on each series of notes is subject to adjustment from time to time if the rating assigned to the notes of such series by Moody's or Standard & Poor's is downgraded (or subsequently upgraded) as and to the extent set forth in the terms of the notes.

The obligations of Altria Group, Inc. under the notes are fully and unconditionally guaranteed by PM USA (see Note 22. *Condensed Consolidating Financial Information*).

UST Senior Notes: As discussed in Note 3. *UST Acquisition*, the purchase price for the acquisition of UST included approximately $1.3 billion of UST debt, of which $900 million was long-term debt and $240 million was current portion of long-term debt. At December 31, 2010 and 2009, UST's senior notes consisted of the following:

- $600 million at 6.625%, due 2012, interest payable semi-annually; and
- $300 million at 5.75%, due 2018, interest payable semi-annually.

UST senior notes of $200 million and $40 million matured and were repaid in June 2009.

The UST notes are senior unsecured obligations and rank equally in right of payment with all of UST's existing and future senior unsecured and unsubordinated indebtedness. With respect to the $300 million senior notes, upon the occurrence of both (i) a change of control of UST and (ii) these notes ceasing to be rated investment grade by each of Moody's and Standard & Poor's within a specified time period, UST would be required to make an offer to purchase these notes at a price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest to the date of repurchase as and to the extent set forth in the terms of these notes.

Repayment of Other Consumer Products Debt: A subsidiary of PM USA repaid a $135 million term loan that matured in May 2009.

Repayment of Financial Services Debt: Financial services debt of $500 million matured and was repaid in July 2009.

Tender Offer for Altria Group, Inc. Notes: In connection with the spin-off of PMI, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd. (dissolved in December 2009), completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars.

As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

Note 12.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, December 31, 2007	2,805,961,317	(698,284,555)	2,107,676,762
Exercise of stock options and issuance of other stock awards		7,144,822	7,144,822
Repurchased		(53,450,000)	(53,450,000)
Balances, December 31, 2008	2,805,961,317	(744,589,733)	2,061,371,584
Exercise of stock options and issuance of other stock awards		14,657,060	14,657,060
Balances, December 31, 2009	2,805,961,317	(729,932,673)	2,076,028,644
Exercise of stock options and issuance of other stock awards		**12,711,022**	**12,711,022**
Balances, December 31, 2010	**2,805,961,317**	**(717,221,651)**	**2,088,739,666**

At December 31, 2010, 54,955,609 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.'s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized. No shares of Serial Preferred Stock have been issued.

Note 13.

Stock Plans:

In 2010, Altria Group, Inc.'s Board of Directors adopted, and the stockholders approved, the Altria Group, Inc. 2010 Performance Incentive Plan (the "2010 Plan"). The 2010 Plan replaced the 2005 Performance Incentive Plan when it expired on May 1, 2010. Under the 2010 Plan, Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, restricted and deferred stock units, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2010 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the Stock Compensation Plan for Non-Employee Directors (the "Directors Plan"). Shares available to be granted under the 2010 Plan and the Directors Plan at December 31, 2010, were 49,997,960 and 716,708, respectively.

Certain modifications were made to stock options, restricted stock and deferred stock as a result of the PMI spin-off in 2008, as discussed in Note 1. *Background and Basis of Presentation.*

Altria Group, Inc. has not granted stock options to employees since 2002.

Stock Option Plan

In connection with the PMI spin-off, Altria Group, Inc. employee stock options were modified through the issuance of PMI employee stock options and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding, the aggregate intrinsic value of the option immediately after the spin-off was not greater than the aggregate intrinsic value of the option immediately before the spin-off. Because the Black-Scholes fair values of the awards immediately before and immediately after the spin-off were equivalent, no incremental compensation expense was recorded as a result of the modifications of the Altria Group, Inc. awards.

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2010:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2009	12,401,903	$10.74		
Options exercised	**(9,707,570)**	**10.69**		
Options canceled	**(18,740)**	**7.53**		
Balance/ Exercisable at December 31, 2010	**2,675,593**	**10.95**	**3 months**	**$37 million**

The aggregate intrinsic value shown in the table above was based on the December 31, 2010 closing price for Altria Group, Inc.'s common stock of $24.62. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $110 million, $87 million and $119 million, respectively.

Restricted and Deferred Stock

Altria Group, Inc. may grant shares of restricted stock and deferred stock to eligible employees. These shares include nonforfeitable rights to dividends or dividend equivalents during the vesting period but may not be sold, assigned, pledged or otherwise encumbered. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted and deferred stock generally vests on the third anniversary of the grant date.

The fair value of the shares of restricted stock and deferred stock at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and deferred stock granted to employees of its continuing operations for the years ended December 31, 2010, 2009 and 2008 of $44 million, $61 million and $38 million, respectively. The deferred tax benefit recorded related to this compensation expense was $16 million, $24 million and $15 million for the years ended December 31, 2010, 2009 and 2008, respectively. The unamortized compensation expense related to Altria Group, Inc. restricted stock and deferred stock was $74 million at December 31, 2010 and is expected to be recognized over a weighted-average period of approximately 2 years.

Altria Group, Inc. restricted stock and deferred stock activity was as follows for the year ended December 31, 2010:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at December 31, 2009	8,215,081	$28.88
Granted	**2,646,080**	**19.90**
Vested	**(1,694,518)**	**64.34**
Forfeited	**(401,045)**	**20.13**
Balance at December 31, 2010	**8,765,598**	**19.72**

The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008 reflects historical market prices which are not adjusted to reflect the PMI spin-off.

The weighted-average grant date fair value of Altria Group, Inc. restricted stock and deferred stock granted during the years ended December 31, 2010, 2009 and 2008 was $53 million, $95 million and $56 million, respectively, or $19.90, $16.71 and $22.98 per restricted or deferred share, respectively. The total fair value of Altria Group, Inc. restricted stock and deferred stock vested during the years ended December 31, 2010, 2009 and 2008 was $33 million, $46 million and $140 million, respectively.

Note 14.

Earnings per Share:

Basic and diluted earnings per share ("EPS") from continuing and discontinued operations were calculated using the following:

(in millions)	For the Years Ended December 31, 2010	2009	2008
Earnings from continuing operations	**$3,905**	$3,206	$3,090
Earnings from discontinued operations			1,840
Net earnings attributable to Altria Group, Inc.	**3,905**	3,206	4,930
Less: Distributed and undistributed earnings attributable to unvested restricted and deferred shares	**(15)**	(11)	(13)
Earnings for basic EPS	**3,890**	3,195	4,917
Add: Undistributed earnings attributable to unvested restricted and deferred shares	**3**	2	4
Less: Undistributed earnings reallocated to unvested restricted and deferred shares	**(3)**	(2)	(4)
Earnings for diluted EPS	**$3,890**	$3,195	$4,917
Weighted-average shares for basic EPS	**2,077**	2,066	2,075
Add: Incremental shares from stock options	**2**	5	9
Weighted-average shares for diluted EPS	**2,079**	2,071	2,084

For the 2010 and 2008 computations, there were no antidilutive stock options. For the 2009 computation, 0.7 million stock options were excluded from the calculation of weighted-average shares for diluted EPS because their effects were antidilutive.

Note 15.

Accumulated Other Comprehensive Earnings (Losses):

The following table sets forth the changes in each component of accumulated other comprehensive earnings (losses), net of income taxes, attributable to Altria Group, Inc.:

(in millions)	Currency Translation Adjustments	Changes in Net Loss and Prior Service Cost	Changes in Fair Value of Derivatives Accounted for as Hedges	Ownership of SABMiller's Other Comprehensive Earnings (Losses)	Accumulated Other Comprehensive Earnings (Losses)
Balances, December 31, 2007	$ 728	$ (960)	$ (5)	$ 348	$ 111
Period Change	233	(1,385)	(177)	(308)	(1,637)
Spin-off of PMI	(961)	124	182		(655)
Balances, December 31, 2008	—	(2,221)	—	40	(2,181)
Period Change	3	375		242	620
Balances, December 31, 2009	3	(1,846)	—	282	(1,561)
Period Change	**1**	**35**		**41**	**77**
Balances, December 31, 2010	**$ 4**	**$(1,811)**	**$ —**	**$ 323**	**$(1,484)**

Note 16.

Income Taxes:

Earnings from continuing operations before income taxes, and provision for income taxes consisted of the following for the years ended December 31, 2010, 2009 and 2008:

(in millions)	2010	2009	2008
Earnings from continuing operations before income taxes:			
United States	**$5,709**	$4,868	$4,789
Outside United States	**14**	9	
Total	**$5,723**	$4,877	$4,789
Provision for income taxes:			
Current:			
Federal	**$1,430**	$1,512	$1,486
State and local	**258**	111	351
Outside United States	**4**	3	
	1,692	1,626	1,837
Deferred:			
Federal	**120**	(14)	(95)
State and local	**4**	57	(43)
	124	43	(138)
Total provision for income taxes	**$1,816**	$1,669	$1,699

Altria Group, Inc.'s U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2004 and forward, with years 2004 to 2006 currently under examination by the IRS as part of a routine audit conducted in the ordinary course of business. State jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Certain of Altria Group, Inc.'s state tax returns are currently under examination by various states as part of routine audits conducted in the ordinary course of business.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 was as follows:

(in millions)	2010	2009	2008
Balance at beginning of year	**$ 601**	$669	$615
Additions based on tax positions related to the current year	**21**	15	50
Additions for tax positions of prior years	**30**	34	70
Reductions for tax positions due to lapse of statutes of limitations	**(58)**	(22)	
Reductions for tax positions of prior years	**(164)**	(87)	(10)
Settlements	**(31)**	(8)	(2)
Reduction of state and foreign unrecognized tax benefits due to PMI spin-off			(54)
Balance at end of year	**$ 399**	$601	$669

Unrecognized tax benefits and Altria Group, Inc.'s consolidated liability for tax contingencies at December 31, 2010 and 2009, were as follows:

(in millions)	2010	2009
Unrecognized tax benefits — Altria Group, Inc.	**$220**	$ 283
Unrecognized tax benefits — Kraft	**101**	198
Unrecognized tax benefits — PMI	**78**	120
Unrecognized tax benefits	**399**	601
Accrued interest and penalties	**261**	327
Tax credits and other indirect benefits	**(85)**	(100)
Liability for tax contingencies	**$575**	$ 828

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2010 was $360 million, along with $39 million affecting deferred taxes. However, the impact on net earnings from those unrecognized tax benefits that if recognized at December 31, 2010 would be $181 million, as a result of receivables from Altria Group, Inc.'s former subsidiaries Kraft and PMI of $101 million and $78 million, respectively, discussed below. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2009 was $548 million, along with $53 million affecting deferred taxes. However, the impact on net earnings from those unrecognized tax benefits that if recognized at December 31, 2009 would be $230 million, as a result of receivables from Kraft and PMI of $198 million and $120 million, respectively, discussed below.

Under the Tax Sharing Agreements entered into in connection with the spin-offs between Altria Group, Inc. and its former subsidiaries – Kraft and PMI, Kraft and PMI are responsible for their respective pre-spin-off tax obligations. Altria Group, Inc., however, remains severally liable for Kraft's and PMI's pre-spin-off federal tax obligations pursuant to regulations governing federal consolidated income tax returns. As a result, at December 31, 2010, Altria Group, Inc. continues to include the pre-spin-off federal income tax reserves of Kraft and PMI of $101 million and $78 million, respectively, in its liability for uncertain tax positions, and also includes corresponding receivables from Kraft and PMI of $101 million and $78 million, respectively, in other assets.

As discussed in Note 21. *Contingencies*, Altria Group, Inc. and the IRS executed a closing agreement during the second quarter of 2010 in connection with the IRS's examination of Altria Group, Inc.'s consolidated federal income tax returns for the years 2000-2003, which resolved various tax matters for Altria Group, Inc. and its subsidiaries, including its former subsidiaries - Kraft and PMI. As a result of the closing agreement, Altria Group, Inc. paid the IRS approximately $945 million of tax and associated interest during the third quarter of 2010 with respect to certain PMCC leveraged lease transactions, referred to by the IRS as lease-in/lease-out ("LILO") and sale-in/lease-out ("SILO") transactions, entered into during the 1996-2003 years. Altria Group, Inc. intends to file a claim for refund of approximately $945 million in the first quarter of 2011. If the IRS disallows the claim, as anticipated, Altria Group, Inc. intends to commence litigation in federal court. Because Altria Group, Inc. intends to file a claim for refund, the payment of approximately $945 million is included in other assets on the consolidated balance sheet of Altria Group, Inc. at December 31, 2010 and has not been included in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows for the year ended December 31, 2010. Also, as a result of this closing agreement, in the second quarter of 2010, Altria Group, Inc. recorded (i) a $47 million income tax benefit primarily attributable to the reversal of tax reserves and associated interest related to Altria Group, Inc. and its current subsidiaries; and (ii) an income tax benefit of $169 million attributable to the reversal of federal income tax reserves and associated interest related to the resolution of certain Kraft and PMI tax matters.

In the third quarter of 2009, the IRS, Kraft, and Altria Group, Inc. (as former parent of, and as agent for, Kraft) executed a closing agreement that resolved certain Kraft tax matters arising out of the 2000-2003 IRS audit of Altria Group, Inc. As a result of this closing agreement, in the third quarter of 2009, Altria Group, Inc. recorded an income tax benefit of $88 million attributable to the reversal of federal income tax reserves and associated interest related to the resolution of certain Kraft tax matters.

The tax benefits of $169 million and $88 million for the years ended December 31, 2010 and 2009, respectively, were offset by a reduction to the corresponding receivables from Kraft and PMI, which were recorded as reductions to operating income on Altria Group, Inc.'s consolidated statements of earnings. As a result, there was no impact on Altria Group, Inc.'s net earnings associated with the resolution of the Kraft and PMI tax matters.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2010, Altria Group, Inc. had $261 million of accrued interest and penalties, of which approximately $32 million and $19 million related to Kraft and PMI, respectively, for which Kraft and PMI are responsible under their respective Tax Sharing Agreements. The receivables from Kraft and PMI are included in other assets. As of December 31, 2009, Altria Group, Inc. had $327 million of accrued interest and penalties, of which approximately $79 million and $39 million related to Kraft and PMI, respectively.

For the years ended December 31, 2010, 2009 and 2008, Altria Group, Inc. recognized in its consolidated statements of earnings $(69) million, $3 million and $41 million, respectively, of interest (income) expense associated with uncertain tax positions, which primarily relates to current year interest expense accruals offset by reversals due to resolution of tax matters.

It is reasonably possible that within the next 12 months certain examinations will be resolved, which could result in a decrease in unrecognized tax benefits and interest of approximately $33 million.

The effective income tax rate on pre-tax earnings from continuing operations differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) resulting from:			
State and local income taxes, net of federal tax benefit	**2.9**	2.7	4.2
Reversal of tax reserves no longer required	**(2.7)**	(1.7)	
Domestic manufacturing deduction	**(2.4)**	(1.5)	(1.6)
SABMiller dividend benefit	**(2.3)**	(2.4)	(2.1)
Other	**1.2**	2.1	
Effective tax rate	**31.7%**	34.2%	35.5%

The tax provision in 2010 includes tax benefits of $216 million from the reversal of tax reserves and associated interest resulting from the execution of the 2010 closing agreement with the IRS discussed above. The tax provision in 2010 also includes tax benefits of $64 million from the reversal of tax reserves and associated interest following the resolution of several state audits and the expiration of statutes of limitations. The tax provision in 2009 includes tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of the 2009 closing agreement with the IRS discussed above. The tax provision in 2009 also includes a benefit of $53 million from the utilization of net operating losses in the third quarter. The tax provision in 2008 includes net tax benefits of $58 million primarily from the reversal of tax accruals no longer required in the fourth quarter.

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2010 and 2009:

(in millions)	2010	2009
Deferred income tax assets:		
Accrued postretirement and postemployment benefits	**$ 1,045**	$ 1,126
Settlement charges	**1,393**	1,428
Accrued pension costs	**395**	434
Net operating losses and tax credit carryforwards	**87**	113
Total deferred income tax assets	**2,920**	3,101
Deferred income tax liabilities:		
Property, plant and equipment	**(425)**	(503)
Intangible assets	**(3,655)**	(3,579)
Investment in SABMiller	**(1,758)**	(1,632)
Other	**(296)**	(164)
Total deferred income tax liabilities	**(6,134)**	(5,878)
Valuation allowances	**(39)**	(76)
Net deferred income tax liabilities	**$(3,253)**	$(2,853)

Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

At December 31, 2010, Altria Group, Inc. had estimated state tax net operating losses of $1,212 million that, if unutilized, will expire in 2011 through 2030 and state tax credit carryforwards of $82 million which, if unutilized, will expire in 2011 through 2017. A valuation allowance is recorded against certain state net operating losses and state tax credit carryforwards due to uncertainty regarding their utilization.

Note 17.

Segment Reporting:

The products of Altria Group, Inc.'s consumer products subsidiaries include cigarettes manufactured and sold by PM USA, smokeless products manufactured and sold by or on behalf of USSTC and PM USA, machine-made large cigars and pipe tobacco manufactured and sold by Middleton, and wine produced and distributed by Ste. Michelle. Another subsidiary of Altria Group, Inc., PMCC, maintains a portfolio of leveraged and direct finance leases. The products and services of these subsidiaries constitute Altria Group, Inc.'s reportable segments of cigarettes, smokeless products, cigars, wine and financial services.

Altria Group, Inc.'s chief operating decision maker reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.'s chief operating decision maker. Information about total assets by segment is not disclosed because such information is not reported to or used by Altria Group, Inc.'s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 5. *Goodwill and Other Intangible Assets, net.* The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies.*

Segment data were as follows:

(in millions)	For the Years Ended December 31, 2010	2009	2008
Net revenues:			
Cigarettes	**$21,631**	$20,919	$18,753
Smokeless products	**1,552**	1,366	
Cigars	**560**	520	387
Wine	**459**	403	
Financial services	**161**	348	216
Net revenues	**$24,363**	$23,556	$19,356
Earnings from continuing operations before income taxes:			
Operating companies income:			
Cigarettes	**$ 5,451**	$ 5,055	$ 4,866
Smokeless products	**803**	381	
Cigars	**167**	176	164
Wine	**61**	43	
Financial services	**157**	270	71
Amortization of intangibles	**(20)**	(20)	(7)
Gain on sale of corporate headquarters building			404
General corporate expenses	**(216)**	(204)	(266)
Reduction of Kraft and PMI tax-related receivables	**(169)**	(88)	
UST acquisition-related transaction costs		(60)	
Corporate asset impairment and exit costs	**(6)**	(91)	(350)
Operating income	**6,228**	5,462	4,882
Interest and other debt expense, net	**(1,133)**	(1,185)	(167)
Loss on early extinguishment of debt			(393)
Earnings from equity investment in SABMiller	**628**	600	467
Earnings from continuing operations before income taxes	**$ 5,723**	$ 4,877	$ 4,789

PM USA, USSTC and Middleton's largest customer, McLane Company, Inc., accounted for approximately 27%, 26% and 27% of Altria Group, Inc.'s consolidated net revenues for the years ended December 31, 2010, 2009 and 2008, respectively. These net revenues were reported in the cigarettes, smokeless products and cigars segments. Sales to three distributors accounted for approximately 65% and 64% of net revenues for the wine segment for the years ended December 31, 2010 and 2009, respectively.

Items affecting the comparability of net revenues and operating companies income for the segments were as follows:

- **UST Acquisition:** In January 2009, Altria Group, Inc. acquired UST, the results of which are reflected in the smokeless products and wine segments. See Note 3. *UST Acquisition*.

- **Asset Impairment, Exit, Implementation and Integration Costs:** See Note 6. *Asset Impairment, Exit, Implementation and Integration Costs*, for a breakdown of these costs by segment.

- **Sales to PMI:** Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million, from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008. For periods prior to the PMI spin-off, PM USA did not record contract volume manufactured for PMI in net revenues, but recorded the related profit, which was immaterial, for the year ended December 31, 2008, in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings. These amounts are reflected in the cigarettes segment.

- **PMCC Allowance for Losses:** During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio including its exposure to GM. PMCC increased its allowance for losses by $100 million during 2008, primarily as a result of credit rating downgrades of certain lessees and financial market conditions. See Note 9. *Finance Assets, net.*

(in millions)	For the Years Ended December 31, 2010	2009	2008
Depreciation expense:			
Cigarettes	**$164**	$168	$182
Smokeless products	**32**	41	
Cigars	**3**	2	1
Wine	**23**	22	
Corporate	**34**	38	25
Total depreciation expense	**$256**	$271	$208
Capital expenditures:			
Cigarettes	**$ 54**	$147	$220
Smokeless products	**19**	18	
Cigars	**16**	4	7
Wine	**22**	24	
Corporate	**57**	80	14
Total capital expenditures	**$168**	$273	$241

Note 18.

Benefit Plans:

Subsidiaries of Altria Group, Inc. sponsor noncontributory defined benefit pension plans covering substantially all employees of Altria Group, Inc. In certain subsidiaries, employees hired on or after a date specific to their employee group instead are eligible to participate in an enhanced defined contribution plan. This transition for new hires occurred from October 1, 2006 to January 1, 2008. In addition, effective January 1, 2010, certain employees of UST and Middleton who were participants in noncontributory defined benefit pension plans ceased to earn additional benefit service under those plans and became eligible to participate in an enhanced defined contribution plan. Altria Group, Inc. and its subsidiaries also provide health care and other benefits to the majority of retired employees.

The plan assets and benefit obligations of Altria Group, Inc.'s pension plans and the benefit obligations of Altria Group, Inc.'s postretirement plans are measured at December 31 of each year.

Pension Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of Altria Group, Inc.'s pension plans at December 31, 2010 and 2009, were as follows:

(in millions)	2010	2009
Projected benefit obligation at beginning of year	**$6,075**	$5,342
Service cost	**80**	96
Interest cost	**356**	349
Benefits paid	**(375)**	(460)
Actuarial losses	**287**	105
Acquisition		634
Termination, settlement and curtailment		9
Other	**16**	
Projected benefit obligation at end of year	**6,439**	6,075
Fair value of plan assets at beginning of year	**4,870**	3,929
Actual return on plan assets	**639**	945
Employer contributions	**30**	37
Funding of UST plans	**26**	134
Benefits paid	**(375)**	(460)
Actuarial gains	**28**	2
Acquisition		283
Fair value of plan assets at end of year	**5,218**	4,870
Net pension liability recognized at December 31	**$1,221**	$1,205

The net pension liability recognized in Altria Group, Inc.'s consolidated balance sheets at December 31, 2010 and 2009, was as follows:

(in millions)	2010	2009
Other accrued liabilities	**$ 30**	$ 48
Accrued pension costs	**1,191**	1,157
	$1,221	$1,205

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $6.1 billion and $5.7 billion at December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the accumulated benefit obligations were in excess of plan assets for all pension plans.

The following assumptions were used to determine Altria Group, Inc.'s benefit obligations under the plans at December 31:

	2010	2009
Discount rate	**5.5%**	5.9%
Rate of compensation increase	**4.0**	4.5

The discount rates for Altria Group, Inc.'s plans were developed from a model portfolio of high-quality corporate bonds with durations that match the expected future cash flows of the benefit obligations.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2010, 2009 and 2008:

(in millions)	2010	2009	2008
Service cost	**$ 80**	$ 96	$ 99
Interest cost	**356**	349	304
Expected return on plan assets	**(421)**	(429)	(428)
Amortization:			
Net loss	**126**	119	59
Prior service cost	**13**	12	12
Termination, settlement and curtailment		12	97
Net periodic pension cost	**$ 154**	$ 159	$ 143

During 2009 and 2008, termination, settlement and curtailment shown in the table above primarily reflect termination benefits related to Altria Group, Inc.'s restructuring programs. In 2009 these costs were partially offset by curtailment gains related to the restructuring of UST's operations subsequent to the acquisition. For more information on Altria Group, Inc.'s restructuring programs, see Note 6. *Asset Impairment, Exit, Implementation and Integration Costs*.

The amounts included in termination, settlement and curtailment in the table above for the years ended December 31, 2009 and 2008 were comprised of the following changes:

(in millions)	2009	2008
Benefit obligation	$ 9	$50
Other comprehensive earnings/losses:		
Net losses	3	45
Prior service cost		2
	$12	$97

For the pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive losses into net periodic benefit cost during 2011 are $172 million and $14 million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.'s net pension cost for the years ended December 31:

	2010	2009	2008
Discount rate	**5.9%**	6.1%	6.2%
Expected rate of return on plan assets	**8.0**	8.0	8.0
Rate of compensation increase	**4.5**	4.5	4.5

Altria Group, Inc. sponsors deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Amounts charged to expense for these defined contribution plans totaled $108 million, $106 million and $128 million in 2010, 2009 and 2008, respectively.

Plan Assets

Altria Group, Inc.'s pension plans investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Altria Group, Inc. implements the investment strategy in a prudent and risk-controlled manner, consistent with the fiduciary requirements of the Employee Retirement Income Security Act of 1974, by investing retirement plan assets in a well-diversified mix of equities, fixed income and other securities that reflects the impact of the demographic mix of plan participants on the benefit obligation using a target asset allocation between equity securities and fixed income investments of 55%/45%. Accordingly, the composition of Altria Group, Inc.'s plan assets at December 31, 2010 was broadly characterized as an allocation between equity securities (58%), corporate bonds (20%), U.S. Treasury and Foreign Government securities (16%) and all other types of investments (6%). Virtually all pension assets can be used to make monthly benefit payments.

Altria Group, Inc.'s pension plans investment strategy is accomplished by investing in U.S. and international equity commingled funds which are intended to mirror indices such as the Standard & Poor's 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International ("MSCI") Europe, Australasia, Far East ("EAFE") Index, and MSCI Emerging Markets Index. Altria Group, Inc.'s pension plans also invest in actively managed international equity securities of large, mid, and small cap companies located in the developed markets of Europe, Australasia, and the Far East, and actively managed long duration fixed income securities that primarily include investment grade corporate bonds of companies from diversified industries, U.S. Treasuries and Treasury Inflation Protected Securities. The below investment grade securities represent 11% of the fixed income holdings or 5% of total plan assets at December 31, 2010. The allocation to emerging markets represents 4% of the equity holdings or 2% of total plan assets at December 31, 2010. The allocation to real estate and private equity investments is immaterial.

Altria Group, Inc.'s pension plans risk management practices include ongoing monitoring of the asset allocation, investment performance, investment managers' compliance with their investment guidelines, periodic rebalancing between equity and debt asset classes and annual actuarial re-measurement of plan liabilities.

Altria Group, Inc.'s expected rate of return on pension plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class. The forward-looking estimates are consistent with the overall long-term averages exhibited by returns on equity and fixed income securities.

The fair values of Altria Group, Inc.'s pension plan assets by asset category are as follows:

Investments at Fair Value as of December 31, 2010

(in millions)	Level 1	Level 2	Level 3	Totals
Common/collective trusts:				
U.S. large cap	$ —	$1,431	$—	$1,431
U.S. small cap		533		533
International developed markets		177		177
International emerging markets		123		123
Long duration fixed income		479		479
Other		125		125
U.S. and foreign government securities or their agencies:				
U.S. government and agencies		440		440
U.S. municipal bonds		32		32
Foreign government and agencies		308		308
Corporate debt instruments:				
Above investment grade		488		488
Below investment grade and no rating		178		178
Common stock:				
International equities	542			542
U.S. equities	24			24
Registered investment companies	152	62		214
U.S. and foreign cash and cash equivalents	38	6		44
Asset backed securities		48		48
Other, net	8	11	13	32
Total investments at fair value, net	**$764**	**$4,441**	**$13**	**$5,218**

Investments at Fair Value as of December 31, 2009

(in millions)	Level 1	Level 2	Level 3	Totals
Common/collective trusts:				
U.S. large cap	$ —	$1,557	$—	$1,557
U.S. small cap		512		512
International developed markets		164		164
International emerging markets		104		104
Long duration fixed income		427		427
U.S. and foreign government securities or their agencies:				
U.S. government and agencies		485		485
U.S. municipal bonds		15		15
Foreign government and agencies		163		163
Corporate debt instruments:				
Above investment grade		536		536
Below investment grade and no rating		116		116
Common stock:				
International equities	461			461
U.S. equities	23			23
Registered investment companies	139	48		187
U.S. and foreign cash and cash equivalents	38	12		50
Asset backed securities		55		55
Other, net	2	1	12	15
Total investments at fair value, net	$663	$4,195	$12	$4,870

Level 3 holdings are immaterial to total plan assets at December 31, 2010 and 2009.

For a description of the fair value hierarchy and the three levels of inputs used to measure fair value, see Note 2. *Summary of Significant Accounting Policies*.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

- **Common/Collective Trusts:** Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets by investing in equity index funds which are intended to mirror indices such as Standard & Poor's 500 Index, Russell Small Cap Completeness Index, State Street Global Advisor's Fundamental Index, MSCI EAFE Index, MSCI Emerging Markets Index, and an actively managed long duration fixed income fund. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the net asset value ("NAV") as provided by the investment account manager and are classified in level 2 of the fair value hierarchy. These common/collective trusts have defined redemption terms which vary from two day prior notice to semi-monthly openings for redemption. There are no other restrictions on redemption at December 31, 2010.

- **U.S. and Foreign Government Securities:** U.S. and Foreign Government securities consist of investments in Treasury Nominal Bonds and Inflation Protected Securities, investment grade municipal securities and unrated or non-investment grade municipal securities. Government securities, which are traded in a non-active over-the-counter market, are valued at a price which is based on a broker quote, and are classified in level 2 of the fair value hierarchy.

- **Corporate Debt Instruments:** Corporate debt instruments are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active over-the-counter market, and are classified in level 2 of the fair value hierarchy.

- **Common Stocks:** Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

- **Registered Investment Companies:** Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy. Registered investment company funds which are designed specifically to meet Altria Group, Inc.'s pension plans investment strategies but are not traded on an active market are valued based on the NAV of the underlying securities as provided by the investment account manager on the last business day of the period and are classified in level 2 of the fair value hierarchy. The registered investment company funds measured at NAV have daily liquidity and are not subject to any redemption restrictions at December 31, 2010.

- **U.S. and Foreign Cash & Cash Equivalents:** Cash and cash equivalents are valued at cost that approximates fair value, and are classified in level 1 of the fair value hierarchy. Cash collateral for forward contracts on U.S. Treasury notes, which approximates fair value, is classified in level 2 of the fair value hierarchy.

- **Asset Backed Securities:** Asset backed securities are fixed income securities such as mortgage backed securities and auto loans that are collateralized by pools of underlying assets that are unable to be sold individually. They are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active, over-the-counter market, and are classified in level 2 of the fair value hierarchy.

Cash Flows

Altria Group, Inc. makes contributions to the extent that they are tax deductible, and to pay benefits that relate to plans for salaried employees that cannot be funded under IRS regulations. On January 7, 2011, Altria Group, Inc. made a voluntary $200 million contribution to its pension plans. Currently, Altria Group, Inc. anticipates making additional employer

contributions of approximately $30 million to $50 million in 2011 to its pension plans, based on current tax law. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2010, were as follows:

(in millions)	
2011	$ 379
2012	386
2013	393
2014	414
2015	403
2016-2020	2,144

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2010, 2009 and 2008:

(in millions)	2010	2009	2008
Service cost	**$ 29**	$ 33	$ 41
Interest cost	**135**	125	130
Amortization:			
Net loss	**32**	36	31
Prior service credit	**(21)**	(9)	(9)
Termination and curtailment		40	23
Net postretirement health care costs	**$175**	$225	$216

During 2009 and 2008, termination and curtailment shown in the table above primarily reflects termination benefits and curtailment losses related to Altria Group, Inc.'s restructuring programs, including the restructuring of UST's operations subsequent to the acquisition. For further information on Altria Group, Inc.'s restructuring programs, see Note 6. *Asset Impairment, Exit, Implementation and Integration Costs*.

The amounts included in termination and curtailment shown in the table above for the years ended December 31, 2009 and 2008 were comprised of the following changes:

(in millions)	2009	2008
Accrued postretirement health care costs	$40	$28
Other comprehensive earnings/losses:		
Prior service credit		(5)
	$40	$23

For the postretirement benefit plans, the estimated net loss and prior service credit that are expected to be amortized from accumulated other comprehensive losses into net postretirement health care costs during 2011 are $37 million and $(22) million, respectively.

The following assumptions were used to determine Altria Group, Inc.'s net postretirement cost for the years ended December 31:

	2010	2009	2008
Discount rate	**5.8%**	6.1%	6.2%
Health care cost trend rate	**7.5**	8.0	8.0

Altria Group, Inc.'s postretirement health care plans are not funded. The changes in the accumulated postretirement benefit obligation at December 31, 2010 and 2009, were as follows:

(in millions)	2010	2009
Accrued postretirement health care costs at beginning of year	**$2,464**	$2,335
Service cost	**29**	33
Interest cost	**135**	125
Benefits paid	**(118)**	(103)
Plan amendments	**(58)**	(76)
Assumption changes	**124**	93
Actuarial gains	**(28)**	(68)
Acquisition		85
Terminations and curtailments		40
Accrued postretirement health care costs at end of year	**$2,548**	$2,464

The current portion of Altria Group, Inc.'s accrued postretirement health care costs of $146 million and $138 million at December 31, 2010 and 2009, respectively, is included in other accrued liabilities on the consolidated balance sheets.

The Patient Protection and Affordable Care Act ("PPACA"), as amended by the Health Care and Education Reconciliation Act of 2010, was signed into law in March 2010. The PPACA mandates health care reforms with staggered effective dates from 2010 to 2018, including the imposition of an excise tax on high cost health care plans effective 2018. The additional accumulated postretirement liability resulting from the PPACA, which is not material to Altria Group, Inc., has been included in Altria Group, Inc.'s accumulated postretirement benefit obligation at December 31, 2010. Given the complexity of the PPACA and the extended time period during which implementation is expected to occur, further adjustments to Altria Group, Inc.'s accumulated postretirement benefit obligation may be necessary in the future.

The following assumptions were used to determine Altria Group, Inc.'s postretirement benefit obligations at December 31:

	2010	2009
Discount rate	**5.5%**	5.8%
Health care cost trend rate assumed for next year	**8.0**	7.5
Ultimate trend rate	**5.0**	5.0
Year that the rate reaches the ultimate trend rate	**2017**	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2010:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	**12.3%**	**(9.9)%**
Effect on postretirement benefit obligation	**10.1**	**(8.2)**

Altria Group, Inc.'s estimated future benefit payments for its postretirement health care plans at December 31, 2010, were as follows:

(in millions)	
2011	$146
2012	153
2013	160
2014	166
2015	170
2016-2020	850

Postemployment Benefit Plans

Altria Group, Inc. sponsors postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2010, 2009 and 2008:

(in millions)	2010	2009	2008
Service cost	**$ 1**	$ 1	$ 2
Interest cost	**1**	1	2
Amortization of net loss	**12**	11	9
Other	**5**	178	240
Net postemployment costs	**$19**	$191	$253

"Other" postemployment cost shown in the table above for 2009 and 2008 primarily reflects incremental severance costs related to Altria Group, Inc.'s restructuring programs (see Note 6. *Asset Impairment, Exit, Implementation and Integration Costs).*

For the postemployment benefit plans, the estimated net loss that is expected to be amortized from accumulated other comprehensive losses into net postemployment costs during 2011 is approximately $13 million.

Altria Group, Inc.'s postemployment benefit plans are not funded. The changes in the benefit obligations of the plans at December 31, 2010 and 2009, were as follows:

(in millions)	2010	2009
Accrued postemployment costs at beginning of year	**$ 349**	$ 475
Service cost	**1**	1
Interest cost	**1**	1
Benefits paid	**(218)**	(338)
Actuarial losses and assumption changes	**13**	32
Other	**5**	178
Accrued postemployment costs at end of year	**$ 151**	$ 349

The accrued postemployment costs were determined using a weighted-average discount rate of 3.8% and 5.3% in 2010 and 2009, respectively, an assumed weighted-average ultimate annual turnover rate of 0.5% in 2010 and 2009, assumed compensation cost increases of 4.0% in 2010 and 4.5% in 2009, respectively, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

■ **Comprehensive Earnings/Losses:** The amounts recorded in accumulated other comprehensive losses at December 31, 2010 consisted of the following:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Net losses	**$(2,287)**	**$(647)**	**$(151)**	**$(3,085)**
Prior service (cost) credit	**(62)**	**182**		**120**
Deferred income taxes	**914**	**180**	**60**	**1,154**
Amounts recorded in accumulated other comprehensive losses	**$(1,435)**	**$(285)**	**$ (91)**	**$(1,811)**

The amounts recorded in accumulated other comprehensive losses at December 31, 2009 consisted of the following:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Net losses	$(2,372)	$(584)	$(153)	$(3,109)
Prior service (cost) credit	(59)	145		86
Deferred income taxes	948	169	60	1,177
Amounts recorded in accumulated other comprehensive losses	$(1,483)	$(270)	$ (93)	$(1,846)

The movements in other comprehensive earnings/losses during the year ended December 31, 2010 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	**$126**	**$ 32**	**$ 12**	**$ 170**
Prior service cost/credit	**13**	**(21)**		**(8)**
Deferred income taxes	**(55)**	**(4)**	**(4)**	**(63)**
	84	**7**	**8**	**99**
Other movements during the year:				
Net losses	**(41)**	**(95)**	**(10)**	**(146)**
Prior service cost/credit	**(16)**	**58**		**42**
Deferred income taxes	**21**	**15**	**4**	**40**
	(36)	**(22)**	**(6)**	**(64)**
Total movements in other comprehensive earnings/losses	**$ 48**	**$(15)**	**$ 2**	**$ 35**

The movements in other comprehensive earnings/losses during the year ended December 31, 2009 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 119	$ 36	$ 11	$ 166
Prior service cost/credit	12	(9)		3
Other expense:				
Net losses	3			3
Deferred income taxes	(52)	(10)	(4)	(66)
	82	17	7	106
Other movements during the year:				
Net losses	413	(25)	(24)	364
Prior service cost/credit		75		75
Deferred income taxes	(161)	(19)	10	(170)
	252	31	(14)	269
Total movements in other comprehensive earnings/losses	$ 334	$ 48	$ (7)	$ 375

The movements in other comprehensive earnings/losses during the year ended December 31, 2008 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 59	$ 31	$ 9	$ 99
Prior service cost/credit	12	(9)		3
Other income/expense:				
Net losses	45			45
Prior service cost/credit	2	(5)		(3)
Deferred income taxes	(46)	(6)	(4)	(56)
	72	11	5	88
Other movements during the year:				
Net losses	(2,072)	(270)	—	(2,342)
Prior service cost/credit	(30)	(7)		(37)
Deferred income taxes	821	109		930
	(1,281)	(168)	—	(1,449)
Amounts related to continuing operations	(1,209)	(157)	5	(1,361)
Amounts related to discontinued operations	(24)			(24)
Total movements in other comprehensive earnings/losses	$(1,233)	$(157)	$ 5	$(1,385)

Note 19.

Additional Information:

The amounts shown below are for continuing operations.

(in millions)	For the Years Ended December 31, 2010	2009	2008
Research and development expense	**$ 144**	$ 177	$232
Advertising expense	**$ 5**	$ 6	$ 6
Interest and other debt expense, net:			
Interest expense	**$1,136**	$1,189	$237
Interest income	**(3)**	(4)	(70)
	$1,133	$1,185	$167
Interest expense of financial services operations included in cost of sales	**$ —**	$ 20	$ 38
Rent expense	**$ 58**	$ 55	$ 59

Minimum rental commitments and sublease income under non-cancelable operating leases, including amounts associated with closed facilities primarily from the integration of UST (see Note 6. *Asset Impairment, Exit, Implementation and Integration Costs*), in effect at December 31, 2010, were as follows:

(in millions)	Rental Commitments	Sublease Income
2011	$ 57	$ 2
2012	47	2
2013	36	4
2014	24	3
2015	20	5
Thereafter	119	34
	$303	$50

Note 20.

Financial Instruments:

■ **Derivative Financial Instruments:** Derivative financial instruments are used periodically by Altria Group, Inc. and its subsidiaries principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. Altria Group, Inc. had no derivative activity during the year ended December 31, 2010. During the years ended December 31, 2009 and 2008, ineffectiveness related to fair value hedges and cash flow hedges was not material.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2009 and 2008, as follows:

(in millions)	2009	2008
Loss as of beginning of year	$ —	$ (5)
Derivative losses transferred to earnings		93
Change in fair value		(270)
PMI spin-off		182
Total as of end of year	$ —	$ —

During 2009, subsidiaries of Altria Group, Inc. had forward foreign exchange contracts in connection with anticipated oak barrel purchases for Ste. Michelle's wine operations. These contracts, which were not material, expired in 2009 and were designated as effective cash flow hedges. During the second quarter of 2009, UST's interest rate swap contract, which was designated as an effective cash flow hedge, expired in conjunction with the maturity of UST's $40 million senior notes. At December 31, 2010 and 2009, Altria Group, Inc. had no derivative financial instruments.

During the first quarter of 2008, Altria Group, Inc. purchased forward foreign exchange contracts to mitigate its exposure to changes in exchange rates from its euro-denominated debt. While these forward exchange contracts were effective as economic hedges, they did not qualify for hedge accounting treatment and, therefore, $21 million of gains for the year ended December 31, 2008 relating to these contracts were reported in interest and other debt expense, net, in Altria Group, Inc.'s consolidated statement of earnings. These contracts and the related debt matured in the second quarter of 2008.

In addition, prior to the PMI spin-off in March 2008, Altria Group, Inc. used foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps converted fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity, and were accounted for as cash flow hedges. Since the PMI spin-off, Altria Group, Inc. has had no such swap agreements remaining.

Prior to the PMI spin-off in March 2008, Altria Group, Inc. also designated certain foreign currency denominated debt and forwards as net investment hedges of foreign operations. During the year ended December 31, 2008, these hedges of net investments resulted in losses, net of income taxes, of $85 million and were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments. The accumulated losses recorded as net investment hedges of foreign operations were recognized and recorded in connection with the PMI spin-off. Since the PMI spin-off, Altria Group, Inc. has had no such net investment hedges remaining.

■ **Credit Exposure and Credit Risk:** Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 9. *Finance Assets, net* regarding PMCC's assessment of credit loss for its leasing portfolio.

Note 21.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related and other litigation are or can be significant and, in certain cases, range in the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. In certain cases, plaintiffs claim that defendants' liability is joint and several. In such cases, Altria Group, Inc. or its subsidiaries may face the risk that one or more co-defendants decline or otherwise fail to participate in the bonding required for an appeal or to pay their proportionate or jury-allocated share of a judgment. As a result, Altria Group, Inc. or its subsidiaries under certain circumstances may have to pay more than their proportionate share of any bonding- or judgment-related amounts.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 43 states now limit the dollar amount of bonds or require no bond at all. As discussed below, however, tobacco litigation plaintiffs have challenged the constitutionality of Florida's bond cap statute in several cases and plaintiffs may challenge other state bond cap statutes. Although we cannot predict the outcome of such challenges, it is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome of one or more such challenges.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as discussed elsewhere in this Note 21. *Contingencies*: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so.

Overview of Altria Group, Inc. and/or PM USA Tobacco-Related Litigation

■ **Types and Number of Cases:** Claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs; (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding; (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits; (iv) class action suits alleging that the uses of the terms "Lights" and "Ultra Lights" constitute deceptive and unfair trade practices, common law fraud, or violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); and (v) other tobacco-related litigation described below. Plaintiffs' theories of recovery and the defenses raised in pending smoking and health, health care cost recovery and "Lights/Ultra Lights" cases are discussed below.

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, Altria Group, Inc. as of December 31, 2010, December 31, 2009 and December 31, 2008.

Type of Case	Number of Cases Pending as of December 31, 2010	Number of Cases Pending as of December 31, 2009	Number of Cases Pending as of December 31, 2008
Individual Smoking and Health Cases (1)	**92**	89	99
Smoking and Health Class Actions and Aggregated Claims Litigation (2)	**11**	7	9
Health Care Cost Recovery Actions	**4**	3	3
"Lights/Ultra Lights" Class Actions	**27**	28	18
Tobacco Price Cases	**1**	2	2

(1) Does not include 2,590 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke ("ETS"). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997 (*Broin*). The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Also, does not include approximately 7,228 individual smoking and health cases (3,288 state court cases and 3,940 federal court cases) brought by or on behalf of approximately 8,900 plaintiffs in Florida (4,961 state court plaintiffs and 3,939 federal court plaintiffs) following the decertification of the *Engle* case discussed below. It is possible that some of these cases are duplicates and that additional cases have been filed but not yet recorded on the courts' dockets. Certain *Broin* plaintiffs have filed a motion seeking approximately $50 million in sanctions for alleged interference by R.J. Reynolds Tobacco Company ("R.J. Reynolds") and PM USA with Lorillard, Inc.'s acceptance of offers of settlement in the *Broin* progeny cases.

(2) Includes as one case the 650 civil actions (of which 370 are actions against PM USA) that are proposed to be tried in a single proceeding in West Virginia (*In re: Tobacco Litigation*). Middleton and USSTC were named as defendants in this action but they, along with other non-cigarette manufacturers, have been severed from this case. The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Under the current trial plan, issues related to defendants' conduct and plaintiffs' entitlement to punitive damages would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, as well as compensatory and punitive damages, if any. The case is currently scheduled for trial on October 17, 2011.

■ **International Tobacco-Related Cases:** As of December 31, 2010, PM USA is a named defendant in Israel in one "Lights" class action and one health care cost recovery action. PM USA is a named defendant in three health care cost recovery actions in Canada, two of which also name Altria Group, Inc. as a defendant. PM USA and Altria Group, Inc. are also named defendants in six smoking and health class actions filed in various Canadian provinces. See "Guarantees" for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Pending and Upcoming Tobacco-Related Trials:** As of December 31, 2010, 65 *Engle* progeny cases and 11 individual smoking and health cases against PM USA are set for trial in 2011. Cases against other companies in the tobacco industry are also scheduled for trial in 2011. Trial dates are subject to change.

■ **Trial Results:** Since January 1999, verdicts have been returned in 64 smoking and health, "Lights/Ultra Lights" and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 38 of the 64 cases. These 38 cases were tried in California (5), Florida (18), Mississippi (1), Missouri (2), New Hampshire (1), New Jersey (1), New York (3), Ohio (2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). A motion for a new trial was granted in one of the cases in Florida.

Of the 26 cases in which verdicts were returned in favor of plaintiffs, eleven have reached final resolution and one case (*Williams* – see below) has reached partial resolution. A verdict against defendants in one health care cost recovery case (*Blue Cross/Blue Shield*) has been reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported "Lights" class action in Illinois (*Price*) was reversed and the case was dismissed with prejudice in December 2006. In December 2008, the plaintiff in *Price* filed a motion with the state trial court to vacate the judgment dismissing this case in light of the United States Supreme Court's decision in *Good* (see below for a discussion of developments in *Good* and *Price*). After exhausting all appeals, PM USA has paid judgments in these cases totaling $116.4 million and interest totaling $70.6 million.

The chart below lists the verdicts and post-trial developments in the cases that were pending during 2010 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
August 2010	Florida/*Piendle*	*Engle* progeny	In August 2010, a Palm Beach County jury returned a verdict in favor of plaintiff and against PM USA and R.J. Reynolds. The jury awarded $4 million in compensatory damages and allocated 27.5% of the fault to PM USA (an amount of approximately $1.1 million). The jury also awarded $90,000 in punitive damages against PM USA.	In September 2010, the trial court entered final judgment. The parties' post-trial motions are still pending.
July 2010	Florida/*Tate*	*Engle* progeny	In July 2010, a Broward County jury in the *Tate* trial returned a verdict in favor of the plaintiff and against PM USA. The jury awarded $8 million in compensatory damages and allocated 64% of the fault to PM USA (an amount of approximately $5.1 million). The jury also awarded approximately $16.3 million in punitive damages against PM USA.	In August 2010, the trial court entered final judgment, and PM USA filed its notice of appeal and posted a $5 million appeal bond.
April 2010	Florida/*Putney*	*Engle* progeny	In April 2010, a Broward County jury in the *Putney* trial returned a verdict in favor of the plaintiff and against PM USA, R.J. Reynolds and Liggett Group. The jury awarded approximately $15.1 million in compensatory damages and allocated 15% of the fault to PM USA (an amount of approximately $2.3 million). The jury also awarded $2.5 million in punitive damages against PM USA.	In August 2010, the trial court entered final judgment. PM USA filed its notice of appeal and posted a $1.6 million appeal bond.
March 2010	Florida/*R. Cohen*	*Engle* progeny	In March 2010, a Broward County jury in the *R. Cohen* trial returned a verdict in favor of the plaintiff and against PM USA and R.J. Reynolds. The jury awarded $10 million in compensatory damages and allocated 33 1⁄3% of the fault to PM USA (an amount of approximately $3.3 million). The jury also awarded a total of $20 million in punitive damages, assessing separate $10 million awards against both defendants.	In July 2010, the trial court entered final judgment and, in August 2010, PM USA filed its notice of appeal. In October 2010, PM USA posted a $2.5 million appeal bond.
March 2010	Florida/*Douglas*	*Engle* progeny	In March 2010, the jury in the *Douglas* trial (conducted in Hillsborough County) returned a verdict in favor of the plaintiff and against PM USA, R.J. Reynolds and Liggett Group. The jury awarded $5 million in compensatory damages. Punitive damages were dismissed prior to trial. The jury allocated 18% of the fault to PM USA, resulting in an award of $900,000.	In June 2010, PM USA filed its notice of appeal and posted a $900,000 appeal bond. In September 2010, the plaintiff filed with the trial court a challenge to the constitutionality of the Florida bond cap statute.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
November 2009	Florida/*Naugle*	*Engle* progeny	In November 2009, a Broward County jury in the *Naugle* trial returned a verdict in favor of the plaintiff and against PM USA. The jury awarded approximately $56.6 million in compensatory damages and $244 million in punitive damages. The jury allocated 90% of the fault to PM USA.	In March 2010, the trial court entered final judgment reflecting a reduced award of approximately $13 million in compensatory damages and $26 million in punitive damages. In April 2010, PM USA filed its notice of appeal and posted a $5 million appeal bond. In August 2010, upon the motion of PM USA, the trial court entered an amended final judgment of approximately $12.3 million in compensatory damages and approximately $24.5 million in punitive damages to correct a clerical error. The case remains on appeal.
August 2009	Florida/*F. Campbell*	*Engle* progeny	In August 2009, the jury in the *F. Campbell* trial (conducted in Escambia County) returned a verdict in favor of the plaintiff and against R.J. Reynolds, PM USA and Liggett Group. The jury awarded $7.8 million in compensatory damages. There was no punitive damages award. In September 2009, the trial court entered final judgment and awarded the plaintiff $156,000 in damages against PM USA due to the jury allocating only 2% of the fault to PM USA.	In January 2010, defendants filed their notice of appeal, and PM USA posted a $156,000 appeal bond. The Florida First District Court of Appeals heard argument on January 5, 2011.
August 2009	Florida/*Barbanell*	*Engle* progeny	In August 2009, a Broward County jury in the *Barbanell* trial returned a verdict in favor of the plaintiff, awarding $5.3 million in compensatory damages. The judge had previously dismissed the punitive damages claim. In September 2009, the trial court entered final judgment and awarded plaintiff $1.95 million in actual damages. The judgment reduced the jury's $5.3 million award of compensatory damages due to the jury allocating 36.5% of the fault to PM USA.	A notice of appeal was filed by PM USA in September 2009, and PM USA posted a $1.95 million appeal bond.
February 2009	Florida/*Hess*	*Engle* progeny	In February 2009, a Broward County jury in the *Hess* trial found in favor of plaintiffs and against PM USA. The jury awarded $3 million in compensatory damages and $5 million in punitive damages. In June 2009, the trial court entered final judgment and awarded plaintiffs $1,260,000 in actual damages and $5 million in punitive damages. The judgment reduced the jury's $3 million award of compensatory damages due to the jury allocating 42% of the fault to PM USA.	PM USA noticed an appeal to the Fourth District Court of Appeal in July 2009. In April 2010, the trial court signed an order releasing a previously posted bond pursuant to an agreement between the parties. The case remains on appeal.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 2007	California/*Whiteley*	Individual Smoking and Health	Approximately $2.5 million in compensatory damages against PM USA and the other defendant in the case, as well as $250,000 in punitive damages against the other defendant in the case.	In October 2007, in a limited retrial on the issue of punitive damages, the jury found that plaintiffs are not entitled to punitive damages against PM USA. In March 2008, PM USA noticed an appeal to the California Court of Appeal, First Appellate District, which affirmed the judgment in October 2009. In November 2009, PM USA and the other defendant in the case filed a petition for review with the California Supreme Court. In January 2010, the California Supreme Court denied defendants' petition for review. PM USA recorded a provision for compensatory damages of $1.26 million plus costs and interest in the first quarter of 2010, and paid its share of the judgment in February 2010, concluding this litigation.
August 2006	District of Columbia/*United States of America*	Health Care Cost Recovery	Finding that defendants, including Altria Group, Inc. and PM USA, violated the civil provisions of RICO. No monetary damages were assessed, but the court made specific findings and issued injunctions. See *Federal Government's Lawsuit* below.	See *Federal Government's Lawsuit* below.
May 2004	Louisiana/*Scott*	Smoking and Health Class Action	Approximately $590 million against all defendants, including PM USA, jointly and severally, to fund a 10-year smoking cessation program.	See *Scott* Class Action below.
October 2002	California/*Bullock*	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	See discussion [(1)] below.
June 2002	Florida/*Lukacs*	*Engle* progeny	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.8 million. Final judgment was entered in November 2008, awarding plaintiffs actual damages of $24.8 million, plus interest from the date of the verdict. Defendants filed a notice of appeal in December 2008. In March 2010, the Florida Third District Court of Appeal affirmed *per curiam* the trial court decision without issuing an opinion. Subsequent review by the Florida Supreme Court of a *per curiam* affirmance without opinion is generally prohibited. In May 2010, the court of appeal denied the defendants' petition for re-hearing. In June 2010, PM USA paid its share of the judgment which, with interest, amounted to approximately $15.1 million.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
March 2002	Oregon/*Schwarz*	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million. In October 2002, PM USA posted an appeal bond of approximately $58.3 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the court of appeals' decision reversing and remanding the case for a new trial on punitive damages. In June 2010, the Oregon Supreme Court affirmed the court of appeals' decision and remanded the case to the trial court for a new trial limited to the question of punitive damages. In July 2010, plaintiff filed a petition for rehearing with the Oregon Supreme Court. On December 30, 2010, the Oregon Supreme Court reaffirmed its earlier ruling, clarified that the only issue for retrial is the amount of punitive damages and awarded PM USA approximately $500,000 in costs. On January 7, 2011, the trial court issued an order releasing PM USA's appeal bond.
March 1999	Oregon/*Williams*	Individual Smoking and Health	$800,000 in compensatory damages (capped statutorily at $500,000), $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	See discussion [(2)] below.

(1) *Bullock*: In December 2002, the trial court reduced the punitive damages award to $28 million. In April 2006, the California Court of Appeal affirmed the $28 million punitive damages award. In August 2006, the California Supreme Court denied plaintiffs' petition to overturn the trial court's reduction of the punitive damages award and granted PM USA's petition for review challenging the punitive damages award. The court granted review of the case on a "grant and hold" basis under which further action by the court was deferred pending the United States Supreme Court's 2007 decision on punitive damages in the *Williams* case described below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in *Williams* and remanded the case to the Oregon Supreme Court for proceedings consistent with its decision. In May 2007, the California Supreme Court transferred the case to the Second District of the California Court of Appeal with directions that the court vacate its 2006 decision and reconsider the case in light of the United States Supreme Court's decision in *Williams*. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In March 2008, plaintiffs and PM USA appealed to the California Supreme Court. In April 2008, the California Supreme Court denied both petitions for review. In July 2008, $43.3 million of escrow funds were returned to PM USA. The case was remanded to the superior court for a new trial on the amount of punitive damages, if any. In August 2009, the jury returned a verdict, and in December 2009, the superior court entered a judgment, awarding plaintiff $13.8 million in punitive damages, plus costs. In December 2009, PM USA filed a motion for judgment notwithstanding the verdict that seeks a reduction of the punitive damages award, which motion was denied in January 2010. PM USA noticed an appeal in February 2010 and posted an appeal bond of approximately $14.7 million. As of December 31, 2010, PM USA has recorded a provision of approximately $1.7 million for compensatory damages, costs and interest.

(2) *Williams*: The trial court reduced the punitive damages award to approximately $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court's refusal to hear PM USA's appeal, PM USA recorded a provision of $32 million and petitioned the United States Supreme Court for further review (PM USA later recorded additional provisions of approximately $29 million related primarily to accrued interest). In October 2003, the United States Supreme Court set aside the Oregon appellate court's ruling and directed the Oregon court to reconsider the case in light of the 2003 *State Farm* decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals' decision. The United States Supreme Court granted PM USA's petition for *writ of certiorari* in May 2006. In February 2007, the United States Supreme Court vacated the $79.5 million punitive damages award, holding that the United States Constitution prohibits basing punitive damages awards on harm to non-parties. The Court also found that states must assure that appropriate procedures are in place so that juries are provided with proper legal guidance as to the constitutional limitations on awards of punitive damages. Accordingly, the Court remanded the case to the Oregon Supreme Court for further proceedings consistent with this decision. In January 2008, the Oregon Supreme Court affirmed the Oregon Court of Appeals' June 2004 decision, which in turn, upheld the jury's compensatory damages award and reinstated the jury's award of $79.5 million in punitive damages. In March 2008, PM USA filed a petition for *writ of certiorari* with the United States Supreme Court, which was granted in June 2008. In March 2009, the United States Supreme Court dismissed the *writ of certiorari* as being improvidently granted. Subsequent to the United States Supreme Court's dismissal, PM USA paid $61.1 million to the plaintiffs, representing the compensatory damages award, forty percent of the punitive damages award and accrued interest. Oregon state law requires that sixty percent of any punitive damages award be paid to the state. However, PM USA believes that, as a result of the Master Settlement Agreement ("MSA"), it is not liable for the sixty percent that would be paid to the state. Oregon and PM USA are parties to a proceeding in Oregon state court that seeks a determination of PM USA's liability for that sixty percent. If PM USA prevails, its obligation to pay punitive damages will be limited to the forty percent previously paid to the plaintiff. The court has consolidated that MSA proceeding with *Williams*, where plaintiff seeks to challenge the constitutionality of the Oregon statute apportioning the punitive damages award and claims that any punitive damages award released by the state reverts to plaintiff. In February 2010, the trial court ruled that

the state is not entitled to collect its sixty percent share of the punitive damages award. In June 2010, after hearing argument, the trial court held that, under the Oregon statute, PM USA is not required to pay the sixty percent share to plaintiff. In October 2010 the trial court rejected plaintiff's argument that the Oregon statute regarding allocation of punitive damages is unconstitutional. The combined effect of these rulings is that PM USA would not be required to pay the state's sixty percent share of the punitive damages award. Both the plaintiff in *Williams* and the state appealed these rulings to the Oregon Court of Appeals. On its own motion, the Oregon Court of Appeals on December 15, 2010, certified the appeals to the Oregon Supreme Court, and on December 16, 2010, the Oregon Supreme Court accepted certification. PM USA has asked the Oregon Supreme Court to reconsider its decision to accept certification of the case.

■ **Security for Judgments:** To obtain stays of judgments pending current appeals, as of December 31, 2010, PM USA has posted various forms of security totaling approximately $103 million, the majority of which has been collateralized with cash deposits that are included in other assets on the consolidated balance sheets.

■ **Engle Class Action:** In July 2000, in the second phase of the *Engle* smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA posted a bond in the amount of $100 million and appealed.

In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the *Engle* judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the judicial review, will be paid to the court and the court will determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which was returned to PM USA in December 2007. In addition, the $100 million bond related to the case has been discharged. In connection with the stipulation, PM USA recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001. In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs petitioned the Florida Supreme Court for further review.

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to *res judicata* effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants' cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that defendants were negligent. The court also reinstated compensatory damages awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff's claim was barred by the statute of limitations. In February 2008, PM USA paid a total of $2,964,685, which represents its share of compensatory damages and interest to the two individual plaintiffs identified in the Florida Supreme Court's order.

In August 2006, PM USA sought rehearing from the Florida Supreme Court on parts of its July 2006 opinion, including the ruling (described above) that certain jury findings have *res judicata* effect in subsequent individual trials timely brought by *Engle* class members. The rehearing motion also asked, among other things, that legal errors that were raised but not expressly ruled upon in the Third District Court of Appeal or in the Florida Supreme Court now be addressed. Plaintiffs also filed a motion for rehearing in August 2006 seeking clarification of the applicability of the statute of limitations to non-members of the decertified class. In December 2006, the Florida Supreme Court refused to revise its July 2006 ruling, except that it revised the set of Phase I findings entitled to *res judicata* effect by excluding finding (v) listed above (relating to agreement to misrepresent information), and added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations of fact made by defendants. In January 2007, the Florida Supreme Court issued the mandate from its revised opinion. Defendants then filed a motion with the Florida Third District Court of Appeal requesting that the court address legal errors that were previously raised by defendants but have not yet been addressed either by the Third District Court of Appeal or by the Florida Supreme Court. In February 2007, the Third District Court of Appeal denied defendants' motion. In May 2007, defendants' motion for a partial stay of the mandate pending the completion of appellate review was denied by the Third District Court of Appeal. In May 2007, defendants filed a petition for *writ of certiorari* with the United States Supreme Court. In October 2007, the United States Supreme Court denied defendants' petition. In November 2007, the United States Supreme Court denied defendants' petition for rehearing from the denial of their petition for *writ of certiorari*.

The deadline for filing *Engle* progeny cases, as required by the Florida Supreme Court's decision, expired in January 2008. As of December 31, 2010, approximately 7,228 cases (3,288 state court cases and 3,940 federal court cases) were pending against PM USA or Altria Group, Inc. asserting individual claims by or on behalf of approximately 8,900 plaintiffs (4,961 state court plaintiffs and 3,939 federal court plaintiffs). It is possible that some of these cases are duplicates. Some of these cases have been removed from various Florida state courts to the federal district courts in Florida,

while others were filed in federal court. In July 2007, PM USA and other defendants requested that the multi-district litigation panel order the transfer of all such cases pending in the federal courts, as well as any other *Engle* progeny cases that may be filed, to the Middle District of Florida for pretrial coordination. The panel denied this request in December 2007. In October 2007, attorneys for plaintiffs filed a motion to consolidate all pending and future cases filed in the state trial court in Hillsborough County. The court denied this motion in November 2007. In February 2008, the trial court decertified the class except for purposes of the May 2001 bond stipulation, and formally vacated the punitive damages award pursuant to the Florida Supreme Court's mandate. In April 2008, the trial court ruled that certain defendants, including PM USA, lacked standing with respect to allocation of the funds escrowed under the May 2001 bond stipulation and will receive no credit at this time from the $500 million paid by PM USA against any future punitive damages awards in cases brought by former *Engle* class members.

In May 2008, the trial court, among other things, decertified the limited class maintained for purposes of the May 2001 bond stipulation and, in July 2008, severed the remaining plaintiffs' claims except for those of Howard Engle. The only remaining plaintiff in the *Engle* case, Howard Engle, voluntarily dismissed his claims with prejudice. In July 2008, attorneys for a putative former *Engle* class member petitioned the Florida Supreme Court to permit members of the *Engle* class additional time to file individual lawsuits. The Florida Supreme Court denied this petition in January 2009.

■ **Federal Engle Progeny Cases:** Three federal district courts (in the *Merlob*, *Brown* and *Burr* cases) ruled that the findings in the first phase of the *Engle* proceedings cannot be used to satisfy elements of plaintiffs' claims, and two of those rulings (*Brown* and *Burr*) were certified by the trial court for interlocutory review. The certification in both cases was granted by the United States Court of Appeals for the Eleventh Circuit and the appeals were consolidated. In February 2009, the appeal in *Burr* was dismissed for lack of prosecution. In July 2010, the Eleventh Circuit ruled that plaintiffs do not have an unlimited right to use the findings from the original *Engle* trial to meet their burden of establishing the elements of their claims at trial. Rather, plaintiffs may only use the findings to establish those specific facts, if any, that they demonstrate with a reasonable degree of certainty were actually decided by the original *Engle* jury. The Eleventh Circuit remanded the case to the district court to determine what specific factual findings the *Engle* jury actually made. *Engle* progeny cases pending in the federal district courts in the Middle District of Florida asserting individual claims by or on behalf of approximately 4,420 plaintiffs had been stayed pending the Eleventh Circuit's review. On December 22, 2010, stays were lifted in 12 cases selected by plaintiffs, and notices of voluntary dismissals of approximately 500 cases have been granted. The remaining cases are currently stayed.

■ **Florida Bond Cap Statute:** In June 2009, Florida amended its existing bond cap statute by adding a $200 million bond cap that applies to all *Engle* progeny lawsuits in the aggregate and establishes individual bond caps for individual *Engle* progeny cases in amounts that vary depending on the number of judgments in effect at a given time. The legislation, which became effective in June 2009, applies to judgments entered after the effective date and remains in effect until December 31, 2012. Plaintiffs in three *Engle* progeny cases against R.J. Reynolds in Alachua County, Florida (*Alexander, Townsend* and *Hall*) and one case in Escambia County (*Clay*) have challenged the constitutionality of the bond cap statute. The Florida Attorney General has intervened in these cases in defense of the constitutionality of the statute. Argument in these cases was heard in September 2010. Plaintiffs in one *Engle* progeny case against PM USA and R.J. Reynolds in Hillsborough County (*Douglas*) have also challenged the constitutionality of the bond cap statute. On January 4, 2011, the trial court in Escambia County rejected plaintiffs' bond cap statute challenge and declared the statute constitutional in the *Clay* case.

■ **Engle Progeny Trial Results:** As of December 31, 2010, eighteen *Engle* progeny cases involving PM USA have resulted in verdicts since the Florida Supreme Court *Engle* decision. Nine verdicts (see *Hess, Barbanell, F. Campbell, Naugle, Douglas, R. Cohen, Putney, Tate* and *Piendle* descriptions in the table above) were returned in favor of plaintiffs and nine verdicts were returned in favor of PM USA (*Gelep, Kalyvas, Gil de Rubio, Warrick, Willis, Frazier, C. Campbell, Rohr* and *Espinosa*). *Engle* progeny trial results adverse to PM USA are included in the totals provided in *Trial Results* above. In addition, there have been a number of mistrials, only some of which have resulted in new trials as of December 31, 2010.

In *Lukacs*, a case that was tried to verdict before the Florida Supreme Court *Engle* decision and is described in *Trial Results* above, the Florida Third District Court of Appeal in March 2010 affirmed *per curiam* the trial court decision without issuing an opinion. Under Florida procedure, further review of a *per curiam* affirmance without opinion by the Florida Supreme Court is generally prohibited. In April 2010, defendants filed their petition for rehearing with the Court of Appeal. In May 2010, the Court of Appeal denied the defendants' petition. The defendants paid the judgment in June 2010.

In May 2010, the jury returned a verdict in favor of PM USA in the *Gil de Rubio* case. In June 2010, plaintiff filed a motion for a new trial.

In October 2010, juries in five *Engle* progeny cases (*Warrick, Willis, Frazier, C. Campbell* and *Rohr*) returned verdicts in favor of PM USA. The *Willis* and *C. Campbell* cases have concluded.

On November 12, 2010, the jury in the *Espinosa* case returned a verdict in favor of PM USA.

■ **Appeals of Engle Progeny Verdicts:** Plaintiffs in various *Engle* progeny cases have appealed adverse rulings or verdicts, and in some cases, PM USA has cross-appealed. PM USA's appeals of adverse verdicts are discussed in *Trial Results* above.

On December 14, 2010, in a case against R.J. Reynolds in Escambia County (*Martin*), the Florida First District Court of Appeals issued the first ruling by a Florida intermediate appellate court to substantively address the *Brown* decision of the

U.S. Circuit Court of Appeals for the Eleventh Circuit, affirming the final judgment entered in plaintiff's favor imposing both compensatory and punitive damages. The panel held that the trial court correctly construed the Florida Supreme Court's 2006 decision in *Engle* in instructing the jury on the preclusive effect of the first phase of the *Engle* proceedings, expressly disagreeing with certain aspects of the *Brown* decision. R.J. Reynolds is seeking *en banc* review as well as certification of the appeal to the Florida Supreme Court.

■ **Scott Class Action:** In July 2003, following the first phase of the trial in the *Scott* class action, in which plaintiffs sought creation of a fund to pay for medical monitoring and smoking cessation programs, a Louisiana jury returned a verdict in favor of defendants, including PM USA, in connection with plaintiffs' medical monitoring claims, but also found that plaintiffs could benefit from smoking cessation assistance. The jury also found that cigarettes as designed are not defective but that the defendants failed to disclose all they knew about smoking and diseases and marketed their products to minors. In May 2004, in the second phase of the trial, the jury awarded plaintiffs approximately $590 million against all defendants jointly and severally, to fund a 10-year smoking cessation program.

In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest accruing from the date the suit commenced. PM USA's share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the "bond cap law"), fixing the amount of security in civil cases involving a signatory to the MSA. Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million ($12.5 million of which was posted by PM USA).

In February 2007, the Louisiana Fourth Circuit Court of Appeal issued a ruling on defendants' appeal that, among other things: affirmed class certification but limited the scope of the class; struck certain of the categories of damages included in the judgment, reducing the amount of the award by approximately $312 million; vacated the award of prejudgment interest, which totaled approximately $444 million as of February 15, 2007; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking before, and whose claims accrued by, September 1, 1988. As a result, the Louisiana Court of Appeal remanded the case for proceedings consistent with its opinion, including further reduction of the amount of the award based on the size of the new class. In March 2007, the Louisiana Court of Appeal rejected defendants' motion for rehearing and clarification. In January 2008, the Louisiana Supreme Court denied plaintiffs' and defendants' petitions for *writ of certiorari*. In March 2008, plaintiffs filed a motion to execute the approximately $279 million judgment plus post-judgment interest or, in the alternative, for an order to the parties to submit revised damages figures. Defendants filed a motion to have judgment entered in favor of defendants based on accrual of all class member claims after September 1, 1988 or, in the alternative, for the entry of a case management order. In April 2008, the Louisiana Supreme Court denied defendants' motion to stay proceedings and the defendants filed a petition for *writ of certiorari* with the United States Supreme Court. In June 2008, the United States Supreme Court denied the defendant's petition. Plaintiffs filed a motion to enter judgment in the amount of approximately $280 million (subsequently changed to approximately $264 million) and defendants filed a motion to enter judgment in their favor dismissing the case entirely or, alternatively, to enter a case management order for a new trial. In July 2008, the trial court entered an Amended Judgment and Reasons for Judgment denying both motions, but ordering defendants to deposit into the registry of the court the sum of $263,532,762 plus post-judgment interest.

In September 2008, defendants filed an application for *writ of mandamus* or *supervisory writ* to secure the right to appeal with the Louisiana Fourth Circuit Court of Appeal, and in December 2008, the trial court entered an order permitting the appeal and approving a $50 million bond for all defendants in accordance with the Louisiana bond cap law discussed above. In April 2009, plaintiffs filed a cross-appeal seeking to reinstate the June 2004 judgment and to award the medical monitoring rejected by the jury.

In April 2010, the Louisiana Fourth Circuit Court of Appeal issued a decision that affirmed in part prior decisions ordering the defendants to fund a statewide 10-year smoking cessation program. In its decision, the Court of Appeal amended and, as amended, affirmed the amended 2008 trial court judgment and ruled that, although the trial court erred, the defendants have no right to a trial to determine, among other things, those class members with valid claims not barred by Louisiana law. After conducting its own independent review of the record, the Court of Appeal made its own factual findings with respect to liability and the amount owed, lowering the amount of the judgment to approximately $241 million, plus interest commencing July 21, 2008, the date of entry of the amended judgment (which as of December 31, 2010 is approximately $32 million). In its decision, the Court of Appeal disallowed approximately $80 million in post-judgment interest. In addition, the Court of Appeal declined plaintiffs' cross appeal requests for a medical monitoring program and reinstatement of other components of the smoking cessation program. The Court of Appeal specifically reserved to the defendants the right to assert claims to any unspent or unused surplus funds at the termination of the smoking cessation program. In June 2010, defendants and plaintiffs filed separate *writ of certiorari* applications with the Louisiana Supreme Court. The Louisiana Supreme Court denied both sides' applications. In September 2010, upon defendants' application, the United States Supreme Court granted a stay of the judgment pending the defendants' filing and the Court's disposition of the defendants' petition for a *writ of certiorari*. The defendants' filed their petition for a *writ of certiorari* on

December 2, 2010. As of December 31, 2010, PM USA has recorded a provision of $26 million in connection with the case and has recorded additional provisions of approximately $3.4 million related to accrued interest.

Smoking and Health Litigation

■ **Overview:** Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, nuisance, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state anti-racketeering statutes. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

In July 2008, the New York Supreme Court, Appellate Division, First Department in *Fabiano*, an individual personal injury case, held that plaintiffs' punitive damages claim was barred by the MSA based on principles of *res judicata* because the New York Attorney General had already litigated the punitive damages claim on behalf of all New York residents. In May 2010, the New York Supreme Court, Appellate Division, Second Department, adopted the reasoning of the First Department in *Fabiano* and issued a *per curiam* opinion affirming separate trial court rulings dismissing plaintiffs' punitive damages claims in *Shea* and *Tomasino*, two individual personal injury cases.

■ **Smoking and Health Class Actions:** Since the dismissal in May 1996 of a purported nationwide class action brought on behalf of allegedly addicted smokers, plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise addiction claims and, in many cases, claims of physical injury as well.

Class certification has been denied or reversed by courts in 58 smoking and health class actions involving PM USA in Arkansas (1), the District of Columbia (2), Florida (2), Illinois (3), Iowa (1), Kansas (1), Louisiana (1), Maryland (1), Michigan (1), Minnesota (1), Nevada (29), New Jersey (6), New York (2), Ohio (1), Oklahoma (1), Pennsylvania (1), Puerto Rico (1), South Carolina (1), Texas (1) and Wisconsin (1).

PM USA and Altria Group, Inc. are named as defendants, along with other cigarette manufacturers, in six actions filed in the Canadian provinces of Alberta, Manitoba, Nova Scotia, Saskatchewan and British Columbia. In Saskatchewan and British Columbia, plaintiffs seek class certification on behalf of individuals who suffer or have suffered from various diseases including chronic obstructive pulmonary disease, emphysema, heart disease or cancer after smoking defendants' cigarettes. In the actions filed in Alberta, Manitoba and Nova Scotia, plaintiffs seek certification of classes of all individuals who smoked defendants' cigarettes. See "Guarantees" for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Medical Monitoring Class Actions:** A class remains certified in the *Scott* class action discussed above. Four other purported medical monitoring class actions are pending against PM USA. These cases have been brought in New York (*Caronia*, filed in January 2006 in the United States District Court for the Eastern District of New York), Massachusetts (*Donovan*, filed in December 2006 in the United States District Court for the District of Massachusetts), California (*Xavier*, filed in May 2010 in the United States District Court for the Northern District of California), and Florida (*Gargano*, filed on November 9, 2010 in the United States District Court for the Southern District of Florida) on behalf of each state's respective residents who: are age 50 or older; have smoked the *Marlboro* brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under investigation by a physician for suspected lung cancer. Plaintiffs in these cases seek to impose liability under various product-based causes of action and the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer. Plaintiffs in these cases do not seek punitive damages.

In *Caronia*, in February 2010, the district court granted in part PM USA's summary judgment motion, dismissing plaintiffs' strict liability and negligence claims and certain other claims, granted plaintiffs leave to amend their complaint to allege a medical monitoring cause of action and requested further briefing on PM USA's summary judgment motion as to plaintiffs' implied warranty claim and, if plaintiffs amend their complaint, their medical monitoring claim. In March 2010, plaintiffs filed their amended complaint and PM USA moved to dismiss the implied warranty and medical monitoring claims. On January 13, 2011, the district court granted PM USA's motion, dismissed plaintiffs' claims and declared plaintiffs' motion for class certification moot in light of the dismissal of the case. The plaintiffs have filed a notice of appeal with the U.S. Court of Appeals for the Second Circuit.

In *Donovan*, the Supreme Judicial Court of Massachusetts, in answering questions certified to it by the district court, held in October 2009 that under certain circumstances state law recognizes a claim by individual smokers for medical monitoring despite the absence of an actual injury. The court also ruled that whether or not the case is barred by the applicable statute of limitations is a factual issue to be determined by the trial court. The case was remanded to federal court for further proceedings. In June 2010, the district court granted in part the plaintiffs' motion for class certification, certifying the class as to plaintiffs' claims for breach of implied warranty and violation of the Massachusetts Consumer Protection Act,

but denying certification as to plaintiffs' negligence claim. In July 2010, PM USA petitioned the U.S. Court of Appeals for the First Circuit for appellate review of the class certification decision. The petition was denied in September 2010. Trial has been set for August 1, 2011.

In *Xavier*, in October 2010, the trial court granted PM USA's motion to dismiss plaintiffs' unfair competition claim and independent medical monitoring cause of action. Although a class has not yet been certified, trial has been set for November 14, 2011.

In *Gargano*, PM USA filed a motion to dismiss on December 20, 2010. On January 18, 2011, after the time to respond to PM USA's motion to dismiss had expired, plaintiff filed a motion seeking leave to file an amended complaint.

Another purported class action (*Calistro*) was filed in July 2010 in the U.S. District Court for the District of the Virgin Islands, Division of St. Thomas & St. John. Altria Group, Inc. was voluntarily dismissed from the case by the plaintiffs in August 2010. In September 2010, plaintiffs voluntarily dismissed without prejudice their claims against all defendants except PM USA. Plaintiffs filed a motion to stay and transfer the case to the "Lights" multidistrict litigation proceeding discussed below. Following the plaintiffs' amendment of their complaint to assert only "Lights" economic loss claims and to eliminate all medical monitoring claims, the case was transferred to the multidistrict "Lights" proceedings discussed below.

Health Care Cost Recovery Litigation

■ **Overview:** In health care cost recovery litigation, governmental entities and non-governmental plaintiffs seek reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

The claims asserted include the claim that cigarette manufacturers were "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking, as well as claims of indemnity, negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state anti-racketeering statutes.

Defenses raised include lack of proximate cause, remoteness of injury, failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust standing and injury, federal preemption, lack of statutory authority to bring suit, and statutes of limitations. In addition, defendants argue that they should be entitled to "set off" any alleged damages to the extent the plaintiffs benefit economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

Although there have been some decisions to the contrary, most judicial decisions have dismissed all or most health care cost recovery claims against cigarette manufacturers. Nine federal circuit courts of appeals and eight state appellate courts, relying primarily on grounds that plaintiffs' claims were too remote, have ordered or affirmed dismissals of health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs' appeals from the cases decided by five circuit courts of appeals.

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In addition, a $17.8 million verdict against defendants (including $6.8 million against PM USA) was reversed in a health care cost recovery case in New York, and all claims were dismissed with prejudice in February 2005 (*Blue Cross/Blue Shield*).

In the health care cost recovery case brought by the City of St. Louis, Missouri and approximately 40 Missouri hospitals, in which PM USA, USSTC and Altria Group, Inc. are defendants (*City of St. Louis*), the trial court in July 2010, granted defendants' motion for summary judgment with respect to certain of plaintiffs' claims on the grounds that they were preempted. The court had earlier denied a number of other summary judgment motions by defendants and denied plaintiffs' motion for summary judgment claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described below). The court also had previously granted defendants' motion for partial summary judgment on plaintiffs' claim for future damages (although on November 29, 2010, the trial court ruled that the damages period for the case would extend through December 31, 2010). In September 2010, the trial court denied several of defendants' summary judgment motions, but granted defendants' motion seeking to prevent plaintiffs from recovering the "present value" of their damages, which are alleged to amount to approximately $300 million. In October 2010, the trial court granted defendants summary judgment with respect to plaintiffs' fraud and negligent misrepresentation claims. Trial began on January 10, 2011.

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare as Secondary Payer ("MSP") provisions of the Social Security Act to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases brought in New York (*Mason*), Florida (*Glover*) and Massachusetts (*United Seniors Association*)

have been dismissed by federal courts. In April 2008, an action, *National Committee to Preserve Social Security and Medicare, et al. v. Philip Morris USA, et al.* ("*National Committee I*"), was brought under the MSP statute in the Circuit Court of the Eleventh Judicial Circuit of and for Miami County, Florida, but was dismissed voluntarily in May 2008. The action purported to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from April 19, 2002 to the present.

In May 2008, an action, *National Committee to Preserve Social Security, et al. v. Philip Morris USA, et al.*, was brought under the MSP statute in United States District Court for the Eastern District of New York. This action was brought by the same plaintiffs as *National Committee I* and similarly purports to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from May 21, 2002 to the present. In July 2008, defendants filed a motion to dismiss plaintiffs' claims and plaintiffs filed a motion for partial summary judgment. In March 2009, the court granted defendants' motion to dismiss. Plaintiffs noticed an appeal in May 2009. In February 2010, defendants moved to dismiss the individual plaintiff's appeal. In October 2010, the United States Court of Appeals for the Second Circuit dismissed plaintiffs' complaint for lack of subject matter jurisdiction. The plaintiffs subsequently filed a petition for rehearing *en banc* with the Court of Appeals, which petition was denied on November 22, 2010. On December 22, 2010, the district court entered an order dismissing the case.

In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA and Altria Group, Inc., in Israel (1), the Marshall Islands (1 dismissed), and Canada (3), and other entities have stated that they are considering filing such actions. In the case in Israel, the defendants' appeal of the district court's denial of their motion to dismiss was heard by the Israel Supreme Court in March 2005, and the parties are awaiting the court's decision. In September 2005, in the first of the three health care cost recovery cases filed in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case, which had previously been dismissed by the trial court, was permitted to proceed. PM USA's and other defendants' challenge to the British Columbia court's exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and, in April 2007, the Supreme Court of Canada denied review of that decision. In December 2009, the Court of Appeals of British Columbia ruled that certain defendants can proceed against the Federal Government of Canada as third parties on the theory that the Federal Government of Canada negligently misrepresented to defendants the efficacy of a low tar tobacco variety that the Federal Government of Canada developed and licensed to defendants. In May 2010, the Supreme Court of Canada granted leave to the Federal Government of Canada to appeal this decision and leave to defendants to cross-appeal the Court of Appeals' decision to dismiss claims against the Federal Government of Canada based on other theories of liability. The Supreme Court of Canada is scheduled to hear the appeal in February 2011. During 2008, the Province of New Brunswick, Canada, proclaimed into law previously adopted legislation allowing reimbursement claims to be brought against cigarette manufacturers, and it filed suit shortly thereafter. In September 2009, the Province of Ontario, Canada, filed suit against a number of cigarette manufacturers based on previously adopted legislation nearly identical in substance to the New Brunswick health care cost recovery legislation. PM USA is named as a defendant in the British Columbia case, while Altria Group, Inc. and PM USA are named as defendants in the New Brunswick and Ontario cases. Several other provinces and territories in Canada have enacted similar legislation or are in the process of enacting similar legislation. See "Guarantees" for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Settlements of Health Care Cost Recovery Litigation:** In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements"). The State Settlement Agreements require that the original participating manufacturers make substantial annual payments of approximately $9.4 billion each year, subject to adjustments for several factors, including inflation, market share and industry volume. In addition, the original participating manufacturers are required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million. For the years ended December 31, 2010 and December 31, 2009, the aggregate amount recorded in cost of sales with respect to the State Settlement Agreements and the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was approximately $4.8 billion and $5.0 billion, respectively.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

■ **Possible Adjustments in MSA Payments for 2003 to 2009:** Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (the "Original Participating Manufacturers" or "OPMs") are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA-participating manufacturers to the states and territories that are parties to the MSA for each of the years 2003 to 2009. The proceedings relate to an MSA payment adjustment (the "NPM Adjustment") based on the collective loss of market share for the relevant year by all participating manufacturers who are

subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers ("NPMs") who are not subject to such obligations and restrictions.

As part of these proceedings, an independent economic consulting firm jointly selected by the MSA parties or otherwise selected pursuant to the MSA's provisions is required to determine whether the disadvantages of the MSA were a "significant factor" contributing to the participating manufacturers' collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a "significant factor," each state may avoid a downward adjustment to its share of the participating manufacturers' annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to any states that do not establish such diligent enforcement. PM USA believes that the MSA's arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA. A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

In March 2006, an independent economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the year 2003. In February 2007, this same firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the year 2004. In February 2008, the same economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the year 2005. A different economic consulting firm was selected to make the "significant factor" determination regarding the participating manufacturers' collective loss of market share for the year 2006. In March 2009, this firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the year 2006. Following the firm's determination for 2006, the OPMs and the states agreed that the states would not contest that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the years 2007, 2008 and 2009. Accordingly, the OPMs and the states have agreed that no "significant factor" determination by the firm will be necessary with respect to the participating manufacturers' collective loss of market share for the years 2007, 2008 and 2009. This agreement became effective for 2007 on February 1, 2010 and will become effective for 2008 and 2009 on February 1, 2011 and February 1, 2012, respectively.

Following the economic consulting firm's determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that did not file declaratory judgment actions. Courts in all but one of the forty-six MSA states and the District of Columbia and Puerto Rico have ruled that the question of whether a state diligently enforced its escrow statute during 2003 is subject to arbitration. One state court (in *State of Montana*) has ruled that the diligent enforcement claims of that state may be litigated in state court, rather than in arbitration. Several of these rulings may be subject to further review. In January 2010, the OPMs filed a petition for a *writ of certiorari* in the United States Supreme Court seeking further review of the one decision holding that a state's diligent enforcement claims may be litigated in state court, rather than in arbitration. The petition was denied in June 2010. Following the denial of this petition, Montana renewed an action in its state court seeking a declaratory judgment that it diligently enforced its escrow statute during 2003 and other relief. The OPMs have moved to stay that action. Argument on the motion occurred in October 2010.

PM USA, the other OPMs and approximately twenty-five other MSA-participating manufacturers have entered into an agreement regarding arbitration with forty-five MSA states concerning the 2003 NPM Adjustment, including the states' claims of diligent enforcement for 2003. The agreement further provides for a partial liability reduction for the 2003 NPM Adjustment for states that entered into the agreement by January 30, 2009 and are determined in the arbitration not to have diligently enforced a qualifying escrow statute during 2003. Based on the number of states that entered into the agreement by January 30, 2009 (forty-five), the partial liability reduction for those states is 20%. The partial liability reduction would reduce the amount of PM USA's 2003 NPM Adjustment by up to a corresponding percentage. The selection of the arbitration panel for the 2003 NPM Adjustment was completed in July 2010, and the arbitration is currently ongoing. Proceedings to determine state diligent enforcement claims for the years 2004 through 2009 have not yet been scheduled.

Once a significant factor determination in favor of the participating manufacturers for a particular year has been made by the economic consulting firm, or the states' agreement not to contest significant factor for a particular year has become effective, PM USA has the right under the MSA to pay the disputed amount of the NPM Adjustment for that year into a disputed payments account or withhold it altogether. To date, PM USA has made its full MSA payment each year to the states (subject to a right to recoup the NPM Adjustment amount in the form of a credit against future MSA payments), even though it had the right to deduct the disputed amounts of the 2003 – 2007 NPM Adjustments, as described above, from its MSA payments due in the years 2006 – 2010, respectively. The approximate maximum principal amounts of PM USA's share of the disputed NPM Adjustment for the years 2003 through 2009, as currently calculated by the MSA's Independent Auditor, are as follows (these amounts do not include interest, which PM USA believes accrues at the prime rate from the payment date for the year for which the NPM Adjustment is calculated):

Year for which NPM Adjustment calculated	2003	2004	2005	2006	2007	2008	2009
Year in which deduction for NPM Adjustment may be taken	2006	2007	2008	2009	2010	2011	2012
PM USA's Approximate Share of Disputed NPM Adjustment (in millions)	$ 337	$ 388	$ 181	$ 156	$ 209	$ 266	$ 202

The foregoing amounts may be recalculated by the Independent Auditor if it receives information that is different from or in addition to the information on which it based these calculations, including, among other things, if it receives revised sales volumes from any participating manufacturer. Disputes among the manufacturers could also reduce the foregoing amounts. The availability and the precise amount of any NPM Adjustment for 2003, 2004, 2005, 2006, 2007, 2008 and 2009 will not be finally determined until late 2011 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings, and the amount of any adjustment received for a year could be less than the amount for that year listed above. If the OPMs do receive such an adjustment through these proceedings, the adjustment would be allocated among the OPMs pursuant to the MSA's provisions, and PM USA would receive its share of any adjustments in the form of a credit against future MSA payments.

■ **Other MSA-Related Litigation:** PM USA was named as a defendant in an action (*Vibo*) brought in October 2008 in federal court in Kentucky by an MSA participating manufacturer that is not an OPM. Other defendants include various other participating manufacturers and the Attorneys General of all 52 states and territories that are parties to the MSA. The plaintiff alleged that certain of the MSA's payment provisions discriminate against it in favor of certain other participating manufacturers in violation of the federal antitrust laws and the United States Constitution. The plaintiff also sought injunctive relief, alteration of certain MSA payment provisions as applied to it, treble damages under the federal antitrust laws, and/or rescission of its joinder in the MSA. The plaintiff also filed a motion for a preliminary injunction enjoining the states from enforcing the allegedly discriminatory payment provisions against it during the pendency of the action. In January 2009, the district court dismissed the complaint and denied plaintiff's request for preliminary injunctive relief. In January 2010, the court entered final judgment dismissing the case. Plaintiff has appealed this decision to the United States Court of Appeals for the Sixth Circuit.

Without naming PM USA or any other private party as a defendant, NPMs and/or their distributors or customers have filed several legal challenges to the MSA and related legislation. New York state officials are defendants in a lawsuit (*Freedom Holdings*) filed in the United States District Court for the Southern District of New York in which cigarette importers allege that the MSA and/or related legislation violates federal antitrust laws and the Commerce Clause of the United States Constitution. In a separate proceeding pending in the same court (*Pryor*), plaintiffs assert the same theories against not only New York officials but also the Attorneys General for thirty other states. The United States Court of Appeals for the Second Circuit has held that the allegations in both actions, if proven, establish a basis for relief on antitrust and Commerce Clause grounds and that the trial courts in New York have personal jurisdiction sufficient to enjoin other states' officials from enforcing their MSA-related legislation. On remand in *Freedom Holdings*, the trial court granted summary judgment for the New York officials and lifted a preliminary injunction against New York officials' enforcement against plaintiffs of the state's "allocable share" amendment to the MSA's Model Escrow Statute. The United States Court of Appeals for the Second Circuit affirmed that decision in October 2010. Plaintiffs have notified the United States Supreme Court that they will petition for a *writ of certiorari*. Any petition is due by March 16, 2011. On remand in *Pryor*, the trial court held that plaintiffs are unlikely to succeed on the merits and refused to enjoin the enforcement of New York's allocable share amendment to the MSA's Model Escrow Statute. That decision was affirmed by the United States Court of Appeals for the Second Circuit. The parties in that case have filed cross-motions for summary judgment, and the trial court heard oral argument on those motions in April 2010.

In another action (*Xcaliber*), the United States Court of Appeals for the Fifth Circuit reversed a trial court's dismissal of challenges to MSA-related legislation in Louisiana under the First and Fourteenth Amendments to the United States Constitution. On remand in that case, and in another case filed against the Louisiana Attorney General (*S&M Brands*), trial courts have granted summary judgment for the Louisiana Attorney General. The United States Court of Appeals for the Fifth Circuit affirmed those judgments in decisions issued in July 2010 and August 2010. Plaintiffs in the *S&M Brands* case filed a petition for a *writ of certiorari* in the United States Supreme Court on November 8, 2010.

In addition to the Second and Fifth Circuit decisions above, the United States Courts of Appeals for the Sixth, Eighth, Ninth and Tenth Circuits have affirmed dismissals or grants of summary judgment in favor of state officials in four other cases asserting antitrust and constitutional challenges to the allocable share amendment legislation in those states.

Another proceeding (*Grand River*) has been initiated before an international arbitration tribunal under the provisions of the North American Free Trade Agreement. A hearing on the merits concluded in February 2010. On January 12, 2011, the arbitration tribunal rejected the claims against the United States challenging MSA-related legislation in various states.

■ **Federal Government's Lawsuit:** In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including Altria Group, Inc. asserting claims under three federal statutes, namely the Medical Care Recovery Act ("MCRA"), the MSP provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants' allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government's MCRA and MSP claims, but permitted discovery to proceed on the government's claims for relief under the civil provisions of RICO.

The government alleged that disgorgement by defendants of approximately $280 billion is an appropriate remedy. In May 2004, the trial court issued an order denying defendants' motion for partial summary judgment limiting the disgorgement remedy. In February 2005, a panel of the United States Court of Appeals for the District of Columbia Circuit held that disgorgement is not a remedy available to the government under the civil provisions of RICO and entered summary judgment in favor of defendants with respect to the disgorgement claim. In April 2005, the Court of Appeals denied the government's motion for rehearing. In July 2005, the government petitioned the United States Supreme Court for further review of the Court of Appeals' ruling that disgorgement is not an available remedy, and in October 2005, the Supreme Court denied the petition.

In June 2005, the government filed with the trial court its proposed final judgment seeking remedies of approximately $14 billion, including $10 billion over a five-year period to fund a national smoking cessation program and $4 billion over a ten-year period to fund a public education and counter-marketing campaign. Further, the government's proposed remedy would have required defendants to pay additional monies to these programs if targeted reductions in the smoking rate of those under 21 are not achieved according to a prescribed timetable. The government's proposed remedies also included a series of measures and restrictions applicable to cigarette business operations — including, but not limited to, restrictions on advertising and marketing, potential measures with respect to certain price promotional activities and research and development, disclosure requirements for certain confidential data and implementation of a monitoring system with potential broad powers over cigarette operations.

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including Altria Group, Inc. and PM USA, violated RICO and engaged in 7 of the 8 "sub-schemes" to defraud that the government had alleged. Specifically, the court found that:

- defendants falsely denied, distorted and minimized the significant adverse health consequences of smoking;
- defendants hid from the public that cigarette smoking and nicotine are addictive;
- defendants falsely denied that they control the level of nicotine delivered to create and sustain addiction;
- defendants falsely marketed and promoted "low tar/light" cigarettes as less harmful than full-flavor cigarettes;
- defendants falsely denied that they intentionally marketed to youth;
- defendants publicly and falsely denied that ETS is hazardous to non-smokers; and
- defendants suppressed scientific research.

The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against "committing any act of racketeering" relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against "making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes"; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including "lights," "ultra lights" and "low tar," which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of "corrective statements" in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit

from smoking "low tar" or "light" cigarettes, defendants' manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants' public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission ("FTC") for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government's costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit and in October 2006, a three judge panel of the Court of Appeals stayed the trial court's judgment pending its review of the decision. Certain defendants, including PM USA and Altria Group, Inc., filed a motion to clarify the trial court's August 2006 Final Judgment and Remedial Order. In March 2007, the trial court denied in part and granted in part defendants' post-trial motion for clarification of portions of the court's remedial order.

In May 2009 a three judge panel of the Court of Appeals for the District of Columbia Circuit issued a *per curiam* decision largely affirming the trial court's judgment against defendants and in favor of the government. Although the panel largely affirmed the remedial order that was issued by the trial court, it vacated the following aspects of the order:

- its application to defendants' subsidiaries;
- the prohibition on the use of express or implied health messages or health descriptors, but only to the extent of extraterritorial application;
- its point-of-sale display provisions; and
- its application to Brown & Williamson Holdings.

The Court of Appeals panel remanded the case for the trial court to reconsider these four aspects of the injunction and to reformulate its remedial order accordingly. Furthermore, the Court of Appeals panel rejected all of the government's and intervenors' cross appeal arguments and refused to broaden the remedial order entered by the trial court. The Court of Appeals panel also left undisturbed its prior holding that the government cannot obtain disgorgement as a permissible remedy under RICO.

In July 2009, defendants filed petitions for a rehearing before the panel and for a rehearing by the entire Court of Appeals. Defendants also filed a motion to vacate portions of the trial court's judgment on the grounds of mootness because of the passage of legislation granting FDA broad authority over the regulation of tobacco products. In September 2009, the Court of Appeals entered three *per curiam* rulings. Two of them denied defendants' petitions for panel rehearing or for rehearing *en banc*. In the third *per curiam* decision, the Court of Appeals denied defendants' suggestion of mootness and motion for partial *vacatur*. The Court of Appeals subsequently granted motions staying the issuance of its mandate pending the filing and disposition of petitions for *writs of certiorari* to the United States Supreme Court. In February 2010, PM USA and Altria Group, Inc. filed their *certiorari* petitions with the United States Supreme Court. In addition, the federal government and the intervenors filed their own *certiorari* petitions, asking the court to reverse an earlier Court of Appeals decision and hold that civil RICO allows the trial court to order disgorgement as well as other equitable relief, such as smoking cessation remedies, designed to redress continuing consequences of prior RICO violations. In June 2010, the United States Supreme Court denied all of the parties' petitions. In July 2010, the Court of Appeals issued its mandate lifting the stay of the trial court's judgment and remanding the case to the trial court.

As a result of the mandate, except for those matters remanded to the trial court for further proceedings, defendants are now subject to the injunction discussed above and the other elements of the trial court's judgment. In September 2010, the trial court held a status conference to hear the parties' preliminary views regarding the remaining issues to be addressed on remand. These issues include the placement and content of corrective communications, the exclusivity of the court's jurisdiction to enforce the injunction, document coding and the maintenance of a document depository. A subsequent status conference was held on December 20, 2010. On December 22, 2010, the Court issued an order that, among other things: (1) scheduled the next status conference on February 22, 2011; (2) ordered the government to submit its proposed corrective statements by February 3, 2011; (3) ordered the parties to file a joint status report by February 3, 2011 regarding the degree to which they have reached agreement on a number of issues; and (4) confirmed that the Council for Tobacco Research and the Tobacco Institute are dismissed from the case.

"Lights/Ultra Lights" Cases

■ **Overview:** Plaintiffs in certain pending matters seek certification of their cases as class actions and allege, among other things, that the uses of the terms "Lights" and/or "Ultra Lights" constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, Altria Group, Inc. or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including *Marlboro Lights*, *Marlboro Ultra Lights*, *Virginia Slims Lights* and *Superslims*, *Merit Lights* and *Cambridge Lights*. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act ("FCLAA") and implied preemption by the policies and directives of the FTC, non-liability under state

statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. As of December 31, 2010, a total of twenty-seven such cases were pending in the United States. Seventeen of these cases were pending in a multidistrict litigation proceeding in a single U.S. federal court as discussed below. The other cases were pending in various U.S. state courts. In addition, a purported "Lights" class action is pending against PM USA in Israel. Other entities have stated that they are considering filing such actions against Altria Group, Inc. and PM USA.

In the one "Lights" case pending in Israel, hearings on plaintiffs' motion for class certification were held in November and December 2008. See "Guarantees" for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **The Good Case:** In May 2006, a federal trial court in Maine granted PM USA's motion for summary judgment in *Good*, a purported "Lights" class action, on the grounds that plaintiffs' claims are preempted by the FCLAA and dismissed the case. In August 2007, the United States Court of Appeals for the First Circuit vacated the district court's grant of PM USA's motion for summary judgment on federal preemption grounds and remanded the case to district court. The district court stayed the case pending the United States Supreme Court's ruling on defendants' petition for *writ of certiorari* with the United States Supreme Court, which was granted in January 2008. The case was stayed pending the United States Supreme Court's decision. In December 2008, the United States Supreme Court ruled that plaintiffs' claims are not barred by federal preemption. Although the Court rejected the argument that the FTC's actions were so extensive with respect to the descriptors that the state law claims were barred as a matter of federal law, the Court's decision was limited: it did not address the ultimate merits of plaintiffs' claim, the viability of the action as a class action, or other state law issues. The case has been returned to the federal court in Maine for further proceedings and has been consolidated with other federal cases in the multidistrict litigation proceeding discussed below.

■ **Certain Developments Since December 2008 Good Decision:** Since the December 2008 U.S. Supreme Court decision in *Good*, and through December 31, 2010, twenty-four purported "Lights" class actions were served upon PM USA and Altria Group, Inc. These cases were filed in 14 states, the U.S. Virgin Islands and the District of Columbia. All of these cases either were filed in federal court or were removed to federal court by PM USA.

A number of purported "Lights" class actions have been transferred and consolidated by the Judicial Panel on Multidistrict Litigation ("JPMDL") before the U.S. District Court for the District of Maine for pretrial proceedings ("MDL proceeding"). As of December 31, 2010, seventeen cases against Altria Group, Inc. and/or PM USA were pending in or awaiting transfer to the MDL proceeding. These cases, and the states in which each originated, are: *Biundo* (Illinois), *Calistro* (U.S. Virgin Islands) (discussed above), *Corse* (Tennessee), *Domaingue* (New York), *Good* (Maine), *Haubrich* (Pennsylvania), *McClure* (Tennessee), *Mirick* (Mississippi), *Mulford* (New Mexico), *Parsons* (District of Columbia), *Phillips* (Ohio), *Slater* (District of Columbia), *Tang* (New York), *Tyrer* (California), *Williams* (Arkansas) and *Wyatt* (Wisconsin). On November 22, 2010, the district court in the MDL proceeding remanded the *Watson* case to Arkansas state court.

In November 2009, plaintiffs in the MDL proceeding filed a motion seeking collateral estoppel effect from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above), which motion was denied in March 2010. In May 2010, July 2010 and September 2010, the district court denied all of PM USA's summary judgment motions. On November 24, 2010, the district court denied plaintiffs' motion for class certification in four cases, covering the jurisdictions of California, the District of Columbia, Illinois and Maine. These jurisdictions were selected by the parties as sample cases, with two selected by plaintiffs and two selected by defendants. Plaintiffs have sought appellate review of this decision.

■ **"Lights" Cases Dismissed, Not Certified or Ordered De-Certified:** To date, in addition to the district court in the MDL proceeding, 15 courts in 16 "Lights" cases have refused to certify class actions, dismissed class action allegations, reversed prior class certification decisions or have entered judgment in favor of PM USA.

Trial courts in Arizona, Illinois, Kansas, New Jersey, New Mexico, Oregon, Tennessee and Washington have refused to grant class certification or have dismissed plaintiffs' class action allegations. Plaintiffs voluntarily dismissed a case in Michigan after a trial court dismissed the claims plaintiffs asserted under the Michigan Unfair Trade and Consumer Protection Act.

Several appellate courts have issued rulings that either affirmed rulings in favor of Altria Group, Inc. and/or PM USA or reversed rulings entered in favor of plaintiffs. In Florida, an intermediate appellate court overturned an order by a trial court that granted class certification in *Hines*. The Florida Supreme Court denied review in January 2008. The Supreme Court of Illinois has overturned a judgment that awarded damages to a certified class in the *Price* case. See *The Price Case* below for further discussion. In Louisiana, the United States Court of Appeals for the Fifth Circuit dismissed a purported "Lights" class action brought in Louisiana federal court (*Sullivan*) on the grounds that plaintiffs' claims were preempted by the FCLAA. In New York, the United States Court of Appeals for the Second Circuit overturned a decision by a New York trial court in *Schwab* that denied defendants' summary judgment motions and granted plaintiffs' motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled "Light" or "Lights." In July 2010, plaintiffs in *Schwab* voluntarily dismissed the case with prejudice. In Ohio, the Ohio Supreme Court overturned class certifications in the *Marrone* and *Phillips* cases. Plaintiffs voluntarily dismissed both cases in August 2009. The Supreme Court of Washington denied a motion for interlocutory review filed by the plaintiffs in the *Davies* case that sought review of an order by

the trial court that refused to certify a class. Plaintiffs subsequently voluntarily dismissed the *Davies* case with prejudice. Plaintiffs in the New Mexico case (*Mulford*) renewed their motion for class certification, which motion was denied by the federal district court in March 2009, with leave to file a new motion for class certification.

In Oregon (*Pearson*), a state court denied plaintiff's motion for interlocutory review of the trial court's refusal to certify a class. In February 2007, PM USA filed a motion for summary judgment based on federal preemption and the Oregon statutory exemption. In September 2007, the district court granted PM USA's motion based on express preemption under the FCLAA, and plaintiffs appealed this dismissal and the class certification denial to the Oregon Court of Appeals. Argument was held in April 2010.

In *Cleary*, which was pending in an Illinois federal court, the district court dismissed plaintiffs' "Lights" claims against one defendant and denied plaintiffs' request to remand the case to state court. In September 2009, the court issued its ruling on PM USA's and the remaining defendants' motion for summary judgment as to all "Lights" claims. The court granted the motion as to all defendants except PM USA. As to PM USA, the court granted the motion as to all "Lights" and other low tar brands other than *Marlboro Lights*. As to *Marlboro Lights*, the court ordered briefing on why the 2002 state court order dismissing the *Marlboro Lights* claims should not be vacated based upon *Good*. In January 2010, the court vacated the previous dismissal. In February 2010, the court granted summary judgment in favor of defendants as to all claims except for the *Marlboro Lights* claims, based on the statute of limitations and deficiencies relating to the named plaintiffs. In June 2010, the court granted summary judgment in favor of all defendants on all remaining claims, dismissing the case. In July 2010, plaintiffs filed a motion for reconsideration with the district court, which was denied. In August 2010, plaintiffs filed an appeal with the United States Court of Appeals for the Seventh Circuit.

■ **Other Developments:** In December 2009, the state trial court in the *Holmes* case (pending in Delaware), denied PM USA's motion for summary judgment based on an exemption provision in the Delaware Consumer Fraud Act.

In June 2007, the United States Supreme Court reversed the lower court rulings in the *Watson* case that denied plaintiffs' motion to have the case heard in a state, as opposed to federal, trial court. The Supreme Court rejected defendant's contention that the case must be tried in federal court under the "federal officer" statute. The case was removed to federal court in Arkansas and the case was transferred to the MDL proceeding discussed above. In October 2010, the JPMDL denied plaintiffs' motion to remand the case to state court and to vacate the transfer order. As discussed above, on November 22, 2010, the district court in the MDL proceeding remanded the *Watson* case to Arkansas state court.

■ **The Price Case:** Trial in the *Price* case commenced in state court in Illinois in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In connection with the judgment, PM USA deposited into escrow various forms of collateral, including cash and negotiable instruments. In December 2005, the Illinois Supreme Court issued its judgment, reversing the trial court's judgment in favor of the plaintiffs and directing the trial court to dismiss the case. In May 2006, the Illinois Supreme Court denied plaintiffs' motion for re-hearing, in November 2006, the United States Supreme Court denied plaintiffs' petition for *writ of certiorari* and, in December 2006, the Circuit Court of Madison County enforced the Illinois Supreme Court's mandate and dismissed the case with prejudice. In January 2007, plaintiffs filed a motion to vacate or withhold judgment based upon the United States Supreme Court's grant of the petition for *writ of certiorari* in *Watson* (described above). In May 2007, PM USA filed applications for a *writ of mandamus* or a supervisory order with the Illinois Supreme Court seeking an order compelling the lower courts to deny plaintiffs' motion to vacate and/or withhold judgment. In August 2007, the Illinois Supreme Court granted PM USA's motion for supervisory order and the trial court dismissed plaintiff's motion to vacate or withhold judgment. The collateral that PM USA deposited into escrow after the initial 2003 judgment was released and returned to PM USA.

In December 2008, plaintiffs filed with the trial court a petition for relief from the final judgment that was entered in favor of PM USA. Specifically, plaintiffs sought to vacate the 2005 Illinois Supreme Court judgment, contending that the United States Supreme Court's December 2008 decision in *Good* demonstrated that the Illinois Supreme Court's decision was "inaccurate." PM USA filed a motion to dismiss plaintiffs' petition and, in February 2009, the trial court granted PM USA's motion. In March 2009, the *Price* plaintiffs filed a notice of appeal with the Fifth Judicial District of the Appellate Court of Illinois. Argument was held in February 2010.

In June 2009, the plaintiff in an individual smoker lawsuit (*Kelly*) brought on behalf of an alleged smoker of "Lights" cigarettes in Madison County, Illinois state court filed a motion seeking a declaration that (1) his claims under the Illinois Consumer Fraud Act are not barred by the exemption in that statute based on his assertion that the Illinois Supreme Court's decision in *Price* is no longer good law in light of the decisions by the U.S. Supreme Court in *Good* and *Watson*, and (2) their claims are not preempted in light of the U.S. Supreme Court's decision in *Good*. In September 2009, the court granted plaintiff's motion as to federal preemption, but denied it with respect to the state statutory exemption.

■ **State Trial Court Class Certifications:** State trial courts have certified classes against PM USA in Massachusetts (*Aspinall*), Minnesota (*Curtis*), Missouri (*Larsen*) and New Hampshire (*Lawrence*). Significant developments in these cases include:

- *Aspinall:* In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In August 2006, the trial court denied PM USA's motion for summary judgment and granted plaintiffs' motion for summary judgment on the defenses of federal preemption and a state law exemption to Massachusetts' consumer protection statute. On motion of the parties, the trial court subsequently reported its decision to deny summary

judgment to the appeals court for review and stayed further proceedings pending completion of the appellate review. In December 2008, subsequent to the United States Supreme Court's decision in *Good*, the Massachusetts Supreme Judicial Court issued an order requesting that the parties advise the court within 30 days whether the *Good* decision is dispositive of federal preemption issues pending on appeal. In January 2009, PM USA notified the Massachusetts Supreme Judicial Court that *Good* is dispositive of the federal preemption issues on appeal, but requested further briefing on the state law statutory exemption issue. In March 2009, the Massachusetts Supreme Judicial Court affirmed the order denying summary judgment to PM USA and granting the plaintiffs' cross-motion. In January 2010, plaintiffs moved for partial summary judgment as to liability claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above).

■ *Curtis:* In April 2005, the Minnesota Supreme Court denied PM USA's petition for interlocutory review of the trial court's class certification order. In October 2009, the trial court denied plaintiffs' motion for partial summary judgment, filed in February 2009, claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). In October 2009, the trial court granted PM USA's motion for partial summary judgment, filed in August 2009, as to all consumer protection counts and, in December 2009, dismissed the case in its entirety. On December 28, 2010, the Minnesota Court of Appeals reversed the trial court's dismissal of the case and affirmed the trial court's prior certification of the class under Minnesota's consumer protection statutes. The Court of Appeals also reversed the trial court's denial of Altria Group, Inc.'s motion to dismiss for lack of personal jurisdiction, thereby removing Altria Group, Inc. from the case, and affirmed the trial court's denial of the plaintiffs' motion for partial summary judgment claiming collateral estoppel from the findings in the case brought by the Department of Justice. PM USA is seeking further review before the Minnesota Supreme Court on January 27, 2011.

■ *Larsen:* In August 2005, a Missouri Court of Appeals affirmed the class certification order. In December 2009, the trial court denied plaintiff's motion for reconsideration of the period during which potential class members can qualify to become part of the class. The class period remains 1995 – 2003. In June 2010, PM USA's motion for partial summary judgment regarding plaintiffs' request for punitive damages was denied. In April 2010, plaintiffs moved for partial summary judgment as to an element of liability in the case, claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). The plaintiffs' motion was denied on December 28, 2010. In July 2010, the parties stipulated to the dismissal of Altria Group, Inc. as a defendant in the case. PM USA remains a defendant. The case is tentatively set for trial in September 2011.

■ *Lawrence:* On November 22, 2010, the trial court certified a class consisting of all persons who purchased *Marlboro Lights* cigarettes in the state of New Hampshire at any time from the date the brand was introduced into commerce until the date trial in the case begins. Both parties' motions for reconsideration of this decision were denied on January 12, 2011. PM USA is seeking further review before the New Hampshire Supreme Court.

Certain Other Tobacco-Related Litigation

■ **Tobacco Price Case:** As of December 31, 2010, one case remains pending in Kansas (*Smith*) in which plaintiffs allege that defendants, including PM USA and Altria Group, Inc., conspired to fix cigarette prices in violation of antitrust laws. Plaintiffs' motion for class certification has been granted. No trial date has been set.

■ **Case Under the California Business and Professions Code:** In June 1997, a lawsuit (*Brown*) was filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs' claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2004, the trial court granted defendants' motion for summary judgment as to plaintiffs' claims attacking defendants' cigarette advertising and promotion and denied defendants' motion for summary judgment on plaintiffs' claims based on allegedly false affirmative statements. Plaintiffs' motion for rehearing was denied. In March 2005, the court granted defendants' motion to decertify the class based on a California law, which *inter alia* limits the ability to bring a lawsuit to only those plaintiffs who have "suffered injury in fact" and "lost money or property" as a result of defendants' alleged statutory violations ("Proposition 64"). In two July 2006 opinions, the California Supreme Court held Proposition 64 applicable to pending cases. Plaintiffs' motion for reconsideration of the order that decertified the class was denied, and plaintiffs appealed.

In September 2006, an intermediate appellate court affirmed the trial court's order decertifying the class. In May 2009, the California Supreme Court reversed the trial court decision that was affirmed by the appellate court and remanded the case to the trial court. Defendants filed a rehearing petition in June 2009. In August 2009, the California Supreme Court denied defendants' rehearing petition and issued its mandate. In March 2010, the trial court granted reconsideration of its September 2004 order granting partial summary judgment to defendants with respect to plaintiffs' "Lights" claims on the basis of judicial decisions issued since its order was issued, including the United States Supreme Court's ruling in *Good*, thereby reinstating plaintiffs' "Lights" claims. Since the trial court's prior ruling decertifying the class was reversed on appeal by the California Supreme

Court, the parties and the court are treating all claims currently being asserted by the plaintiffs as certified, subject, however, to defendants' challenge to the class representatives' standing to assert their claims. The class is defined as people who, at the time they were residents of California, smoked in California one or more cigarettes between June 10, 1993 and April 23, 2001, and who were exposed to defendants' marketing and advertising activities in California. In July 2010, plaintiffs filed a motion seeking collateral estoppel effect from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). In September 2010, plaintiffs filed a motion for preliminary resolution of legal issues regarding restitutionary relief. The trial court denied both of plaintiffs' motions on November 3, 2010. On November 5, 2010, defendants filed a motion seeking a determination that *Brown* class members who were also part of the class in *Daniels* (a previously disclosed consumer fraud case in which the California Supreme Court affirmed summary judgment in PM USA's favor based on preemption and First Amendment grounds) are precluded by the *Daniels* judgment from recovering in *Brown*. This motion was denied on December 15, 2010. On December 15, 2010, defendants filed a motion for a determination that the class representatives lack standing and are not typical or adequate to represent the class. Argument on this motion is set for February 23, 2011. The case is scheduled for trial in May 2011.

■ **Ignition Propensity Cases:** PM USA is currently a defendant in two wrongful death actions in which plaintiffs contend that fires caused by cigarettes led to other individuals' deaths. In one case pending in federal court in Massachusetts (*Sarro*), the district court in August 2009 granted in part PM USA's motion to dismiss, but ruled that two claims unrelated to product design could go forward. On November 10, 2010, PM USA filed a motion for summary judgment. Argument is scheduled for March 2, 2011. In a Kentucky federal court case (*Walker*), the court dismissed plaintiffs' claims in February 2009 and plaintiffs subsequently filed a notice of appeal. The appeal is pending before the United States Court of Appeals for the Sixth Circuit. Argument was held in October 2010.

UST Litigation

■ **Types of Cases:** Claims related to smokeless tobacco products generally fall within the following categories:

First, UST and/or its tobacco subsidiaries has been named in certain health care cost reimbursement/third-party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

Second, UST and/or its tobacco subsidiaries has been named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are five individuals alleging use of USSTC's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. While certain of these actions had not been consolidated for pretrial and trial proceedings, USSTC, along with other non-cigarette manufacturers, has remained severed from such proceedings since December 2001.

Third, UST and/or its tobacco subsidiaries has been named in a number of other individual tobacco and health suits. Plaintiffs' allegations of liability in these cases are based on various theories of recovery, such as negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of implied warranty, addiction, and breach of consumer protection statutes. Plaintiffs seek various forms of relief, including compensatory and punitive damages, and certain equitable relief, including but not limited to disgorgement. Defenses raised in these cases include lack of causation, assumption of the risk, comparative fault and/or contributory negligence, and statutes of limitations. USSTC is currently named in an action in Florida (*Vassallo*).

In October 2010, in an action in Connecticut (*Hill*), USSTC entered into a settlement agreement honoring a $5 million settlement offer it made to the plaintiff before the January 2009 acquisition of UST by Altria Group, Inc. The settlement amount was paid on November 22, 2010, concluding this litigation.

Certain Other Actions

■ **IRS Challenges to PMCC Leases:** The IRS concluded its examination of Altria Group, Inc.'s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent's Report ("RAR") in March 2006. The RAR disallowed tax benefits pertaining to certain PMCC LILO and SILO transactions, for the years 1996 through 1999. Altria Group, Inc. agreed with all conclusions of the RAR, with the exception of the disallowance of tax benefits pertaining to the LILO and SILO transactions. Altria Group, Inc. contests approximately $150 million of tax and net interest assessed and paid with regard to them.

In October 2006, Altria Group, Inc. filed a complaint in the United States District Court for the Southern District of New York to claim refunds on a portion of these tax payments and associated interest for the years 1996 and 1997. In July 2009, the jury returned a unanimous verdict in favor of the IRS and, in April 2010, after denying Altria Group, Inc.'s post-trial motions, the district court entered final judgment in favor of the IRS. Altria Group, Inc. filed an appeal with the United States Court of Appeals for the Second Circuit in June 2010.

In March 2008, Altria Group, Inc. filed a second complaint in the United States District Court for the Southern District of New York seeking a refund of the tax payments and associated interest for the years 1998 and 1999 attributable to the disallowance of tax benefits claimed in those years with respect to the leases subject to the jury verdict and with respect to certain other leases entered into in 1998 and

1999. In May 2009, the district court granted a stay pending the decision by the United States Court of Appeals for the Second Circuit in the case involving the 1996 and 1997 years.

In May 2010, Altria Group, Inc. executed a closing agreement with the IRS for the 2000-2003 years, which resolved various tax matters of Altria Group, Inc. and its former subsidiaries, with the exception of the LILO and SILO transactions. Altria Group, Inc. disputes the IRS's disallowance of tax benefits related to the LILO and SILO transactions in the 2000-2003 years. Altria Group, Inc. intends to file a claim for refund of approximately $945 million of tax and associated interest paid in July 2010 in connection with the closing agreement, with respect to the LILO and SILO transactions that PMCC entered into during the 1996-2003 years. If the IRS disallows the claim, as anticipated, Altria Group, Inc. intends to commence litigation in federal court. Altria Group, Inc. and the IRS agreed that, with the exception of the LILO and SILO transactions, the tax treatment reported by Altria Group, Inc. on its consolidated tax returns for the 2000-2003 years, as amended by the agreed-upon adjustments in the closing agreement, is appropriate and final. The IRS may not assess against Altria Group, Inc. any further taxes or additions to tax (including penalties) with respect to these years.

Altria Group, Inc. further expects the IRS to challenge and disallow tax benefits claimed in subsequent years related to the LILO and SILO transactions that PMCC entered into from 1996 through 2003. For the period January 1, 2004 through December 31, 2010, the disallowance of federal income tax and associated interest related to the LILO and SILO transactions would be approximately $900 million, taking into account federal income tax paid or payable on gains associated with sales of leased assets during that period and excluding potential penalties. The payment, if any, of this amount would depend upon the timing and outcome of future IRS audits and any related administrative challenges or litigation. The IRS is currently auditing the 2004 – 2006 years.

As of December 31, 2010, the LILO and SILO transactions represented approximately 41% of the Net Finance Assets of PMCC's lease portfolio. PMCC has not entered into any LILO or SILO transactions since 2003.

Should Altria Group, Inc. not prevail in these matters, Altria Group, Inc. may have to accelerate the payment of significant additional amounts of federal income tax, pay associated interest costs and penalties, if imposed, and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year.

■ **Kraft Thrift Plan Case:** Four participants in the Kraft Foods Global, Inc. Thrift Plan ("Kraft Thrift Plan"), a defined contribution plan, filed a class action complaint on behalf of all participants and beneficiaries of the Kraft Thrift Plan in July 2008 in the United States District Court for the Northern District of Illinois alleging breach of fiduciary duty under the Employee Retirement Income Security Act ("ERISA"). Named defendants in this action include Altria Corporate Services, Inc. (now Altria Client Services Inc.) and certain company committees that allegedly had a relationship to the Kraft Thrift Plan. Plaintiffs request, among other remedies, that defendants restore to the Kraft Thrift Plan all losses improperly incurred. The Altria Group, Inc. defendants deny any violation of ERISA or other unlawful conduct and are defending the case vigorously.

In December 2009, the court granted in part and denied in part defendants' motion to dismiss plaintiffs' complaint. In addition to dismissing certain claims made by plaintiffs for equitable relief under ERISA as to all defendants, the court dismissed claims alleging excessive administrative fees and mismanagement of company stock funds as to one of the Altria Group, Inc. defendants. In February 2010, the court granted a joint stipulation dismissing the fee and stock fund claims without prejudice as to the remaining defendants, including Altria Corporate Services, Inc. Accordingly, the only claim remaining at this time relates to the alleged negligence of plan fiduciaries for including the Growth Equity Fund and Balanced Fund as Kraft Thrift Plan investment options. Plaintiffs filed a motion for class certification in March 2010, which the court granted in August 2010.

Under the terms of a Distribution Agreement between Altria Group, Inc. and Kraft, the Altria Group, Inc. defendants may be entitled to indemnity against any liabilities incurred in connection with this case.

Environmental Regulation

Altria Group, Inc. and its subsidiaries (and former subsidiaries) are subject to various federal, state and local laws and regulations concerning the discharge of materials into the environment, or otherwise related to environmental protection, including, in the United States: The Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), which can impose joint and several liability on each responsible party. Subsidiaries (and former subsidiaries) of Altria Group, Inc. are involved in several matters subjecting them to potential costs of remediation and natural resource damages under Superfund or other laws and regulations. Altria Group, Inc.'s subsidiaries expect to continue to make capital and other expenditures in connection with environmental laws and regulations. As discussed in Note 2. *Summary of Significant Accounting Policies*, Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Other than those amounts, it is not possible to reasonably estimate the cost of any environmental remediation and compliance efforts that subsidiaries of Altria Group, Inc. may undertake in the future. In the opinion of management, however, compliance with environmental laws and regulations, including the payment of any remediation costs or damages and the making of related expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.'s consolidated results of operations, capital expenditures, financial position, or cash flows.

Guarantees

In the ordinary course of business, certain subsidiaries of Altria Group, Inc. have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2010, subsidiaries of Altria Group, Inc. were also contingently liable for $24 million of guarantees related to their own performance, consisting primarily of surety bonds. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.'s liquidity.

Under the terms of a distribution agreement between Altria Group, Inc. and PMI, entered into as a result of the PMI spin-off, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Altria Group, Inc. does not have a related liability recorded on its consolidated balance sheet at December 31, 2010 as the fair value of this indemnification is insignificant.

As more fully discussed in Note 22. *Condensed Consolidating Financial Information*, PM USA has issued guarantees relating to Altria Group, Inc.'s obligations under its outstanding debt securities, borrowings under its Revolving Credit Agreements and amounts outstanding under its commercial paper program.

Redeemable Noncontrolling Interest

In September 2007, UST completed the acquisition of Stag's Leap Wine Cellars through one of its consolidated subsidiaries, Michelle-Antinori, LLC ("Michelle-Antinori"), in which UST holds an 85% ownership interest with a 15% noncontrolling interest held by Antinori California ("Antinori"). In connection with the acquisition of Stag's Leap Wine Cellars, UST entered into a put arrangement with Antinori. The put arrangement, as later amended, provides Antinori with the right to require UST to purchase its 15% ownership interest in Michelle-Antinori at a price equal to Antinori's initial investment of $27 million. The put arrangement became exercisable on September 11, 2010 and has no expiration date. As of December 31, 2010, the redemption value of the put arrangement did not exceed the noncontrolling interest balance. Therefore, no adjustment to the value of the redeemable noncontrolling interest was recognized in the consolidated balance sheet for the put arrangement.

The noncontrolling interest put arrangement is accounted for as mandatorily redeemable securities because redemption is outside of the control of UST. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheets at December 31, 2010 and 2009.

Note 22.

Condensed Consolidating Financial Information:

PM USA has issued guarantees relating to Altria Group, Inc.'s obligations under its outstanding debt securities, borrowings under its Revolving Credit Agreements and amounts outstanding under its commercial paper program (the "Guarantees"). Pursuant to the Guarantees, PM USA fully and unconditionally guarantees, as primary obligor, the payment and performance of Altria Group, Inc.'s obligations under the guaranteed debt instruments (the "Obligations").

The Guarantees provide that PM USA fully and unconditionally guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the Obligations. The liability of PM USA under the Guarantees is absolute and unconditional irrespective of: any lack of validity, enforceability or genuineness of any provision of any agreement or instrument relating thereto; any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any agreement or instrument relating thereto; any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Obligations; or any other circumstance that might otherwise constitute a defense available to, or a discharge of, Altria Group, Inc. or PM USA.

The obligations of PM USA under the Guarantees are limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of PM USA that are relevant under Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to the Guarantees, result in PM USA's obligations under the Guarantees not constituting a fraudulent transfer or conveyance. For this purpose, "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

PM USA will be unconditionally released and discharged from its obligations under each of the Guarantees upon the earliest to occur of:

- the date, if any, on which PM USA consolidates with or merges into Altria Group, Inc. or any successor;
- the date, if any, on which Altria Group, Inc. or any successor consolidates with or merges into PM USA;
- the payment in full of the Obligations pertaining to such Guarantees; or
- the rating of Altria Group, Inc.'s long-term senior unsecured debt by Standard & Poor's of A or higher.

At December 31, 2010, the respective principal wholly-owned subsidiaries of Altria Group, Inc. and PM USA were not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

The following sets forth the condensed consolidating balance sheets as of December 31, 2010 and 2009, condensed consolidating statements of earnings for the years ended December 31, 2010, 2009 and 2008, and condensed consolidating statements of cash flows for the years ended December 31, 2010, 2009 and 2008 for Altria Group, Inc., PM USA and Altria Group, Inc.'s other subsidiaries that are not guarantors of Altria Group, Inc.'s debt instruments (the "Non-Guarantor Subsidiaries"). The financial information is based on Altria Group, Inc.'s understanding of the SEC interpretation and application of Rule 3-10 of SEC Regulation S-X.

The financial information may not necessarily be indicative of results of operations or financial position had PM USA and the Non-Guarantor Subsidiaries operated as independent entities. Altria Group, Inc. and PM USA account for investments in their subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets

(in millions of dollars)

December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets					
Consumer products					
Cash and cash equivalents	$ 2,298	$ —	$ 16	$ —	$ 2,314
Receivables	1	9	75		85
Inventories:					
Leaf tobacco		594	366		960
Other raw materials		121	39		160
Work in process			299		299
Finished product		145	239		384
		860	943		1,803
Due from Altria Group, Inc. and subsidiaries	429	2,902	1,556	(4,887)	
Deferred income taxes	18	1,190		(43)	1,165
Other current assets	64	420	130		614
Total current assets	2,810	5,381	2,720	(4,930)	5,981
Property, plant and equipment, at cost	2	3,749	1,399		5,150
Less accumulated depreciation	2	2,343	425		2,770
		1,406	974		2,380
Goodwill			5,174		5,174
Other intangible assets, net		2	12,116		12,118
Investment in SABMiller	5,367				5,367
Investment in consolidated subsidiaries	7,561	325		(7,886)	
Due from Altria Group, Inc. and subsidiaries	6,500			(6,500)	
Other assets	1,511	680	98	(438)	1,851
Total consumer products assets	23,749	7,794	21,082	(19,754)	32,871
Financial services					
Finance assets, net			4,502		4,502
Due from Altria Group, Inc. and subsidiaries			690	(690)	
Other assets			29		29
Total financial services assets			5,221	(690)	4,531
Total Assets	$23,749	$7,794	$26,303	$(20,444)	$37,402

Condensed Consolidating Balance Sheets (continued)

(in millions of dollars)

December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities					
Consumer products					
Accounts payable	$ —	$ 215	$ 314	$ —	$ 529
Accrued liabilities:					
Marketing		347	100		447
Taxes, except income taxes		212	19		231
Employment costs	30	18	184		232
Settlement charges		3,531	4		3,535
Other	312	467	333	(43)	1,069
Dividends payable	797				797
Due to Altria Group, Inc. and subsidiaries	3,674	454	1,449	(5,577)	
Total current liabilities	4,813	5,244	2,403	(5,620)	6,840
Long-term debt	11,295		899		12,194
Deferred income taxes	1,800		3,256	(438)	4,618
Accrued pension costs	204		987		1,191
Accrued postretirement health care costs		1,500	902		2,402
Due to Altria Group, Inc. and subsidiaries			6,500	(6,500)	
Other liabilities	445	335	169		949
Total consumer products liabilities	18,557	7,079	15,116	(12,558)	28,194
Financial services					
Deferred income taxes			3,880		3,880
Other liabilities			101		101
Total financial services liabilities			3,981		3,981
Total liabilities	18,557	7,079	19,097	(12,558)	32,175
Contingencies					
Redeemable noncontrolling interest			32		32
Stockholders' Equity					
Common stock	935		9	(9)	935
Additional paid-in capital	5,751	408	8,217	(8,625)	5,751
Earnings reinvested in the business	23,459	583	385	(968)	23,459
Accumulated other comprehensive losses	(1,484)	(276)	(1,440)	1,716	(1,484)
Cost of repurchased stock	(23,469)				(23,469)
Total stockholders' equity attributable to Altria Group, Inc.	5,192	715	7,171	(7,886)	5,192
Noncontrolling interests			3		3
Total stockholders' equity	5,192	715	7,174	(7,886)	5,195
Total Liabilities and Stockholders' Equity	$ 23,749	$7,794	$26,303	$(20,444)	$ 37,402

Condensed Consolidating Balance Sheets

(in millions of dollars)

December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets					
Consumer products					
Cash and cash equivalents	$ 1,862	$ —	$ 9	$ —	$ 1,871
Receivables, net	3	13	80		96
Inventories:					
Leaf tobacco		632	361		993
Other raw materials		120	37		157
Work in process		4	289		293
Finished product		136	231		367
		892	918		1,810
Due from Altria Group, Inc. and subsidiaries	1,436	3,633	1,138	(6,207)	
Deferred income taxes	27	1,250	59		1,336
Other current assets	188	349	123		660
Total current assets	3,516	6,137	2,327	(6,207)	5,773
Property, plant and equipment, at cost	2	4,811	1,331		6,144
Less accumulated depreciation	2	3,054	404		3,460
		1,757	927		2,684
Goodwill			5,174		5,174
Other intangible assets, net		272	11,866		12,138
Investment in SABMiller	4,980				4,980
Investment in consolidated subsidiaries	5,589			(5,589)	
Due from Altria Group, Inc. and subsidiaries	8,000			(8,000)	
Other assets	774	122	201		1,097
Total consumer products assets	22,859	8,288	20,495	(19,796)	31,846
Financial services					
Finance assets, net			4,803		4,803
Due from Altria Group, Inc. and subsidiaries			603	(603)	
Other assets			28		28
Total financial services assets			5,434	(603)	4,831
Total Assets	$22,859	$8,288	$25,929	$(20,399)	$36,677

Condensed Consolidating Balance Sheets (continued)

(in millions of dollars)

December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities					
Consumer products					
Current portion of long-term debt	$ 775	$ —	$ —	$ —	$ 775
Accounts payable	1	202	291		494
Accrued liabilities:					
Marketing		415	52		467
Taxes, except income taxes		298	20		318
Employment costs	29	19	191		239
Settlement charges		3,632	3		3,635
Other	270	728	356		1,354
Dividends payable	710				710
Due to Altria Group, Inc. and subsidiaries	4,341	241	2,228	(6,810)	
Total current liabilities	6,126	5,535	3,141	(6,810)	7,992
Long-term debt	10,287		898		11,185
Deferred income taxes	1,579	111	2,693		4,383
Accrued pension costs	194		963		1,157
Accrued postretirement health care costs		1,519	807		2,326
Due to Altria Group, Inc. and subsidiaries			8,000	(8,000)	
Other liabilities	604	453	191		1,248
Total consumer products liabilities	18,790	7,618	16,693	(14,810)	28,291
Financial services					
Deferred income taxes			4,180		4,180
Other liabilities			102		102
Total financial services liabilities			4,282		4,282
Total liabilities	18,790	7,618	20,975	(14,810)	32,573
Contingencies					
Redeemable noncontrolling interest			32		32
Stockholders' Equity					
Common stock	935		9	(9)	935
Additional paid-in capital	5,997	408	6,349	(6,757)	5,997
Earnings reinvested in the business	22,599	553	26	(579)	22,599
Accumulated other comprehensive losses	(1,561)	(291)	(1,465)	1,756	(1,561)
Cost of repurchased stock	(23,901)				(23,901)
Total stockholders' equity attributable to Altria Group, Inc.	4,069	670	4,919	(5,589)	4,069
Noncontrolling interests			3		3
Total stockholders' equity	4,069	670	4,922	(5,589)	4,072
Total Liabilities and Stockholders' Equity	$ 22,859	$8,288	$25,929	$(20,399)	$ 36,677

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$21,580	$2,809	$ (26)	$24,363
Cost of sales		6,990	740	(26)	7,704
Excise taxes on products		7,136	335		7,471
Gross profit		7,454	1,734		9,188
Marketing, administration and research costs	147	2,280	308		2,735
Reduction of Kraft and PMI tax-related receivables	169				169
Asset impairment and exit costs		24	12		36
Amortization of intangibles			20		20
Operating (expense) income	(316)	5,150	1,394		6,228
Interest and other debt expense, net	549	2	582		1,133
Earnings from equity investment in SABMiller	(628)				(628)
(Loss) earnings before income taxes and equity earnings of subsidiaries	(237)	5,148	812		5,723
(Benefit) provision for income taxes	(329)	1,864	281		1,816
Equity earnings of subsidiaries	3,813	46		(3,859)	
Net earnings	3,905	3,330	531	(3,859)	3,907
Net earnings attributable to noncontrolling interests			(2)		(2)
Net earnings attributable to Altria Group, Inc.	$3,905	$ 3,330	$ 529	$(3,859)	$ 3,905

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$20,922	$2,634	$ —	$23,556
Cost of sales		7,332	658		7,990
Excise taxes on products		6,465	267		6,732
Gross profit		7,125	1,709		8,834
Marketing, administration and research costs	234	2,180	429		2,843
Reduction of Kraft tax-related receivable	88				88
Asset impairment and exit costs		142	279		421
Amortization of intangibles		11	9		20
Operating (expense) income	(322)	4,792	992		5,462
Interest and other debt expense (income), net	579	(3)	609		1,185
Earnings from equity investment in SABMiller	(600)				(600)
(Loss) earnings before income taxes and equity earnings of subsidiaries	(301)	4,795	383		4,877
(Benefit) provision for income taxes	(313)	1,882	100		1,669
Equity earnings of subsidiaries	3,194			(3,194)	
Net earnings	3,206	2,913	283	(3,194)	3,208
Net earnings attributable to noncontrolling interests			(2)		(2)
Net earnings attributable to Altria Group, Inc.	$3,206	$ 2,913	$ 281	$(3,194)	$ 3,206

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2008	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$18,753	$ 603	$ —	$19,356
Cost of sales		8,172	98		8,270
Excise taxes on products		3,338	61		3,399
Gross profit		7,243	444		7,687
Marketing, administration and research costs	184	2,449	120		2,753
Exit costs	74	97	278		449
(Gain) loss on sale of corporate headquarters building	(407)		3		(404)
Amortization of intangibles			7		7
Operating income	149	4,697	36		4,882
Interest and other debt expense (income), net	323	(274)	118		167
Loss on early extinguishment of debt	386		7		393
Earnings from equity investment in SABMiller	(467)				(467)
(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(93)	4,971	(89)		4,789
(Benefit) provision for income taxes	(130)	1,838	(9)		1,699
Equity earnings of subsidiaries	4,893			(4,893)	
Earnings (loss) from continuing operations	4,930	3,133	(80)	(4,893)	3,090
Earnings from discontinued operations, net of income taxes			1,901		1,901
Net earnings	4,930	3,133	1,821	(4,893)	4,991
Net earnings attributable to noncontrolling interests			(61)		(61)
Net earnings attributable to Altria Group, Inc.	$4,930	$ 3,133	$1,760	$(4,893)	$ 4,930

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities	$ (712)	$ 2,993	$ 486	$ —	$ 2,767
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(54)	(114)		(168)
Other		3	112		115
Financial services					
Proceeds from finance assets			312		312
Net cash (used in) provided by investing activities		(51)	310		259
Cash Provided by (Used in) Financing Activities					
Consumer products					
Long-term debt issued	1,007				1,007
Long-term debt repaid	(775)				(775)
Dividends paid on common stock	(2,958)				(2,958)
Issuance of common stock	104				104
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	279	325	(604)		
Financing fees and debt issuance costs	(6)				(6)
Cash dividends received from/(paid by) subsidiaries	3,438	(3,259)	(179)		
Other	59	(8)	(6)		45
Net cash provided by (used in) financing activities	1,148	(2,942)	(789)		(2,583)
Cash and cash equivalents:					
Increase	436	—	7	—	443
Balance at beginning of period	1,862		9		1,871
Balance at end of period	$ 2,298	$ —	$ 16	$ —	$ 2,314

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities	$ (10)	$ 3,496	$ (43)	$ —	$ 3,443
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(149)	(124)		(273)
Acquisition of UST, net of acquired cash			(10,244)		(10,244)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(6,000)		6,000		
Other		(4)	(27)		(31)
Financial services					
Investment in finance assets			(9)		(9)
Proceeds from finance assets			793		793
Net cash used in investing activities	(6,000)	(153)	(3,611)		(9,764)
Cash Provided by (Used in) Financing Activities					
Consumer products					
Net repayment of short-term borrowings			(205)		(205)
Long-term debt issued	4,221				4,221
Long-term debt repaid		(135)	(240)		(375)
Financial services					
Long-term debt repaid			(500)		(500)
Dividends paid on common stock	(2,693)				(2,693)
Issuance of common stock	89				89
Financing fees and debt issuance costs	(177)				(177)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(5,227)	423	4,804		
Cash dividends received from/(paid by) subsidiaries	3,711	(3,575)	(136)		
Other	38	(57)	(65)		(84)
Net cash (used in) provided by financing activities	(38)	(3,344)	3,658		276
Cash and cash equivalents:					
(Decrease) increase	(6,048)	(1)	4	—	(6,045)
Balance at beginning of year	7,910	1	5		7,916
Balance at end of year	$ 1,862	$ —	$ 9	$ —	$ 1,871

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2008	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities, continuing operations	$ (242)	$ 3,499	$ (42)	$ —	$ 3,215
Net cash provided by operating activities, discontinued operations			1,666		1,666
Net cash (used in) provided by operating activities	(242)	3,499	1,624	—	4,881
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(220)	(21)		(241)
Proceeds from sale of corporate headquarters building	525				525
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(7,558)	6,000	1,558		
Other		2	108		110
Financial services					
Investment in finance assets			(1)		(1)
Proceeds from finance assets			403		403
Net cash (used in) provided by investing activities, continuing operations	(7,033)	5,782	2,047		796
Net cash used in investing activities, discontinued operations			(317)		(317)
Net cash (used in) provided by investing activities	(7,033)	5,782	1,730		479
Cash Provided by (Used in) Financing Activities					
Consumer products					
Long-term debt issued	6,738				6,738
Long-term debt repaid	(2,499)		(1,558)		(4,057)
Repurchase of common stock	(1,166)				(1,166)
Dividends paid on common stock	(4,428)				(4,428)
Issuance of common stock	89				89
PMI dividends paid to Altria Group, Inc.	3,019				3,019
Financing fees and debt issuance costs	(93)				(93)
Tender and consent fees related to the early extinguishment of debt	(368)		(3)		(371)
Changes in amounts due to/from PMI	(664)				(664)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	10	347	(357)		
Cash dividends received from/(paid by) subsidiaries	9,662	(9,565)	(97)		
Other	50	(63)	9		(4)
Net cash provided by (used in) financing activities, continuing operations	10,350	(9,281)	(2,006)		(937)
Net cash used in financing activities, discontinued operations			(1,648)		(1,648)
Net cash provided by (used in) financing activities	10,350	(9,281)	(3,654)		(2,585)
Effect of exchange rate changes on cash and cash equivalents:					
Discontinued operations			(126)		(126)
Cash and cash equivalents, continuing operations:					
Increase (decrease)	3,075	—	(1)	—	3,074
Balance at beginning of year	4,835	1	6		4,842
Balance at end of year	$ 7,910	$ 1	$ 5	$ —	$ 7,916

Note 23.

Quarterly Financial Data (Unaudited):

(in millions, except per share data)	2010 Quarters 1st	2nd	3rd	4th
Net revenues	**$5,760**	**$6,274**	**$6,402**	**$5,927**
Gross profit	**$2,084**	**$2,374**	**$2,476**	**$2,254**
Net earnings	**$ 813**	**$1,043**	**$1,131**	**$ 920**
Net earnings attributable to noncontrolling interests		**(1)**		**(1)**
Net earnings attributable to Altria Group, Inc.	**$ 813**	**$1,042**	**$1,131**	**$ 919**
Per share data:				
Basic EPS attributable to Altria Group, Inc.	**$ 0.39**	**$ 0.50**	**$ 0.54**	**$ 0.44**
Diluted EPS attributable to Altria Group, Inc.	**$ 0.39**	**$ 0.50**	**$ 0.54**	**$ 0.44**
Dividends declared	**$ 0.35**	**$ 0.35**	**$ 0.38**	**$ 0.38**
Market price — high	**$20.86**	**$21.91**	**$24.39**	**$26.22**
— low	**$19.14**	**$19.20**	**$19.89**	**$23.66**

(in millions, except per share data)	2009 Quarters 1st	2nd	3rd	4th
Net revenues	$4,523	$6,719	$6,300	$6,014
Gross profit	$2,042	$2,456	$2,285	$2,051
Net earnings	$ 589	$1,011	$ 882	$ 726
Net earnings attributable to noncontrolling interests		(1)		(1)
Net earnings attributable to Altria Group, Inc.	$ 589	$1,010	$ 882	$ 725
Per share data:				
Basic EPS attributable to Altria Group, Inc.	$ 0.28	$ 0.49	$ 0.43	$ 0.35
Diluted EPS attributable to Altria Group, Inc.	$ 0.28	$ 0.49	$ 0.42	$ 0.35
Dividends declared	$ 0.32	$ 0.32	$ 0.34	$ 0.34
Market price — high	$17.63	$17.62	$18.70	$20.47
— low	$14.50	$15.76	$16.10	$17.28

During 2010 and 2009, the following pre-tax charges or (gains) were included in net earnings attributable to Altria Group, Inc.:

	2010 Quarters			
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	**$ 7**	**$ 21**	**$ 3**	**$ 5**
Implementation and integration costs	**33**	**29**	**24**	**9**
UST acquisition-related costs	**5**	**5**	**5**	**7**
SABMiller special items	**17**	**47**	**21**	**22**
	$ 62	**$102**	**$ 53**	**$ 43**

	2009 Quarters			
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$128	$ 38	$133	$122
Implementation and integration costs	37	50	50	60
UST acquisition-related costs	164	7	7	9
PMCC increase in allowance for losses		15		
SABMiller special items		(63)	38	10
	$329	$ 47	$228	$201

As discussed in Note 16. *Income Taxes*, Altria Group, Inc. has recognized income tax benefits in the consolidated statements of earnings during 2010 and 2009 as a result of various tax events.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

At December 31, 2010, Altria Group, Inc.'s wholly-owned subsidiaries included Philip Morris USA Inc. ("PM USA"), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC ("UST"), which through its subsidiaries is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. ("Middleton"), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation ("PMCC"), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.1% economic and voting interest in SABMiller plc ("SABMiller") at December 31, 2010. Altria Group, Inc.'s access to the operating cash flows of its wholly-owned subsidiaries consists of cash received from the payment of dividends and distributions, and the payment of interest on intercompany loans by its subsidiaries. In addition, Altria Group, Inc. receives cash dividends on its interest in SABMiller, if and when SABMiller pays such dividends on its stock.

As discussed in Note 3. *UST Acquisition* to the consolidated financial statements ("Note 3"), on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, whose direct and indirect wholly-owned subsidiaries include U.S. Smokeless Tobacco Company LLC ("USSTC") and Ste. Michelle Wine Estates Ltd. ("Ste. Michelle"). As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc.

The products and services of Altria Group, Inc.'s subsidiaries constitute Altria Group, Inc.'s reportable segments of cigarettes, smokeless products, cigars, wine and financial services.

On March 28, 2008, Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. ("PMI") to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 in a tax-free distribution. For a further discussion of the PMI spin-off, see Note 1. *Background and Basis of Presentation* to the consolidated financial statements ("Note 1").

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

Consolidated Results of Operations: The changes in Altria Group, Inc.'s net earnings and diluted earnings per share ("EPS") attributable to Altria Group, Inc. for the year ended December 31, 2010, from the year ended December 31, 2009, were due primarily to the following:

(in millions, except per share data)	Net Earnings	Diluted EPS
For the year ended December 31, 2009	$3,206	$ 1.54
2009 Asset impairment, exit, implementation and integration costs	393	0.19
2009 UST acquisition-related costs	132	0.06
2009 SABMiller special items	(9)	
2009 Tax items	(81)	(0.04)
Subtotal 2009 items	435	0.21
2010 Asset impairment, exit, implementation and integration costs	(84)	(0.04)
2010 UST acquisition-related costs	(14)	(0.01)
2010 SABMiller special items	(69)	(0.03)
2010 Tax items	110	0.05
Subtotal 2010 items	(57)	(0.03)
Change in tax rate	70	0.03
Operations	251	0.12
For the year ended December 31, 2010	$3,905	$ 1.87

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Change in Tax Rate: Excluding the 2010 and 2009 tax items, the lower effective tax rate on operations in 2010 was due primarily to an increase in the domestic manufacturing deduction effective January 1, 2010.

Operations: The increase of $251 million shown in the table above was due primarily to the following:

- Higher income from the cigarettes and smokeless products segments; and
- Higher earnings from Altria Group, Inc.'s equity investment in SABMiller;

partially offset by:

- Lower income from the financial services segment; and
- Higher interest expense (after excluding 2009 financing fees, related to the acquisition of UST) due primarily to the issuance of senior unsecured long-term notes in February 2009 related to financing for the acquisition of UST.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

2011 Forecasted Results: In January 2011, Altria Group, Inc. forecasted that its 2011 full-year reported diluted EPS is expected to be in the range of $2.00 to $2.06. This forecast includes estimated net charges of $0.01 per share as detailed in the table below, as compared with 2010 full-year reported diluted EPS of $1.87, which included $0.03 per share of net charges, as detailed in the table below. Expected 2011 full-year adjusted diluted EPS, which excludes the charges in the table below, represent a growth rate of 6% to 9% over 2010 full-year adjusted diluted EPS.

The business environment for 2011 is likely to remain challenging, as adult consumers remain under economic pressure and face high unemployment. Altria Group, Inc.'s tobacco operating companies face a number of uncertainties in 2011. In the cigarettes segment, PM USA is continuing to see significant competitive activity and is cautious about the outlook for state excise tax increases. In the smokeless products segment, USSTC is just beginning to execute its plans for *Skoal*, including the introduction of ten new products nationally in the first quarter of 2011 and other brand-building initiatives. In the cigars segment, Middleton faces an especially challenging business environment in the aftermath of the 2009 federal excise tax ("FET") increase on tobacco products. Due to these factors, as well as cigarette trade inventory movements and the timing of new tobacco product launches in 2010, Altria Group, Inc. expects the first half of 2011 to be more challenging for income growth comparison purposes than the second half of 2011. Altria Group, Inc. expects adjusted diluted EPS growth to build and accelerate as the year progresses. The factors described in the *Cautionary Factors That May Affect Future Results* section of the following *Discussion and Analysis* represent continuing risks to this forecast.

Net Charges Included In Reported Diluted EPS

	2011	2010
Asset impairment, exit, implementation and integration costs	$(0.01)*	**$ 0.04**
UST acquisition-related costs		**0.01**
SABMiller special items	0.02	**0.03**
Tax items		**(0.05)**
	$ 0.01	**$ 0.03**

* Includes estimated gains on sales of land and buildings

Adjusted diluted EPS is a financial measure that is not consistent with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain income and expense items that management believes are not part of underlying operations are excluded from adjusted diluted EPS because such items can obscure underlying business trends. Management believes it is appropriate to disclose this non-GAAP financial measure to help investors analyze underlying business performance and trends. This adjusted measure is regularly provided to Altria Group, Inc.'s chief operating decision maker for use in the evaluation of segment performance and allocation of resources. This information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. *Summary of Significant Accounting Policies* to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.'s consolidated financial statements. In most instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under U.S. GAAP.

The preparation of financial statements includes the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. If actual amounts are ultimately different from previous estimates, the revisions are included in Altria Group, Inc.'s consolidated results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between Altria Group, Inc.'s estimates and actual amounts in any year have not had a significant impact on its consolidated financial statements.

The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.'s consolidated financial statements:

- **Consolidation:** The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest) are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated. The results of PMI prior to the PMI spin-off have been reflected as discontinued operations on the consolidated statement of earnings and statement of cash flows for the year ended December 31, 2008. For a further discussion of the PMI spin-off, see Note 1.

- **Revenue Recognition:** The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.'s consumer products businesses also include excise taxes

billed to customers in net revenues. Shipping and handling costs are classified as part of cost of sales.

■ **Depreciation, Amortization and Intangible Asset Valuation:** Altria Group, Inc. depreciates property, plant and equipment, and amortizes its definite-lived intangible assets using the straight line method over the estimated useful lives of the assets.

Goodwill and indefinite-lived intangible assets recorded by Altria Group, Inc. at December 31, 2010 relate primarily to the acquisitions of UST in 2009 (see Note 3) and Middleton in 2007. As required, Altria Group, Inc. conducts a review of goodwill and indefinite-lived intangible assets for potential impairment annually, and more frequently if an event occurs or circumstances change that would require Altria Group, Inc. to perform an interim review.

Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Goodwill and indefinite-lived intangible assets, by reporting unit at December 31, 2010 were as follows:

(in millions)	Goodwill	Indefinite-Lived Intangible Assets
Cigarettes	$ —	$ 2
Smokeless products	5,023	8,801
Cigars	77	2,640
Wine	74	258
Total	$5,174	$11,701

During 2010, 2009 and 2008, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no impairment charges resulted from these reviews.

In 2010, Altria Group, Inc. utilized an income approach to estimate the fair value of its reporting units and its indefinite-lived intangible assets. The income approach reflects the discounting of expected future cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of those funds, the expected rate of inflation, and the risks associated with realizing expected future cash flows. The average discount rate utilized in performing the valuations was 10%.

In performing a discounted cash flow analysis, Altria Group, Inc. makes various judgments, estimates and assumptions, the most significant of which are future volume, income, growth rates, and discount rates. The analysis incorporates the assumptions in Altria Group, Inc.'s long-term financial forecast. Assumptions are also made for perpetual growth rates for periods beyond the long-term financial forecast. Fair value calculations are sensitive to changes in these estimates and assumptions, some of which relate to broader macroeconomic conditions outside of Altria Group, Inc.'s control.

At December 31, 2010 the estimated fair values of the smokeless products, cigars and wine reporting units, as well as the indefinite-lived intangible assets within those reporting units, substantially exceeded their carrying values. While Altria Group, Inc.'s management believes that the estimated fair values of each reporting unit and indefinite-lived intangible asset is reasonable, actual performance in the short-term or long-term could be significantly different from forecasted performance, which could result in impairment charges in future periods.

Although Altria Group, Inc.'s discounted cash flow analysis is based on assumptions that are (i) considered reasonable; (ii) consistent with Altria Group, Inc.'s long-term financial planning process; and (iii) based on the best available information at the time that the discounted cash flow analysis is developed, there is significant judgment used in determining future cash flows. The following factors have the most potential to impact expected future cash flows and, therefore, Altria Group, Inc.'s impairment conclusions: general economic conditions, regulatory developments, changes in category growth rates as a result of changing consumer preferences, success of planned new product introductions, competitive activity, and tobacco-related taxes. For additional information on goodwill and other intangible assets, see Note 5. *Goodwill and Other Intangible Assets, net* to the consolidated financial statements.

■ **Marketing Costs:** Altria Group, Inc.'s consumer products businesses promote their products with consumer engagement programs, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives, event marketing and volume-based incentives. Consumer engagement programs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, consumer engagement programs and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■ **Contingencies:** As discussed in Note 21. *Contingencies* to the consolidated financial statements ("Note 21"), and Item 3. *Legal Proceedings* to Altria Group, Inc.'s 2010 Form 10-K ("Item 3"), legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought

by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements"). PM USA's portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers' domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA's obligations under this trust expired on December 15, 2010 (these obligations had been offset by the obligations imposed on PM USA by the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA"), which expires in 2014). USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the United States Food and Drug Administration ("FDA") as a result of the Family Smoking Prevention and Tobacco Control Act ("FSPTCA"). The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.'s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.'s subsidiaries recorded charges to cost of sales of approximately $5.0 billion, $5.0 billion and $5.5 billion for the years ended December 31, 2010, 2009 and 2008, respectively. See Note 21 and Item 3 for a discussion of proceedings that may result in a downward adjustment of amounts paid under the State Settlement Agreements for the years 2003 to 2009.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 21 and Item 3, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

■ **Employee Benefit Plans:** As discussed in Note 18. *Benefit Plans* to the consolidated financial statements ("Note 18"), Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. Any effect of the modifications is generally amortized over future periods.

Altria Group, Inc. recognizes the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet and records as a component of other comprehensive earnings (losses), net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost.

At December 31, 2010, Altria Group, Inc.'s discount rate assumptions for its pension and postretirement plans decreased to 5.5% from 5.9% and 5.8%, respectively, at December 31, 2009. Altria Group, Inc. presently anticipates an increase of approximately $50 million in its 2011 pre-tax pension and postretirement expense. This anticipated increase is due primarily to an increase in the amortization of deferred losses, as well as the discount rate changes, partially offset by a $200 million voluntary pension plan contribution made in January 2011. A fifty basis point decrease (increase) in Altria Group, Inc.'s discount rates would increase (decrease) Altria Group, Inc.'s pension and postretirement expense by approximately $40 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.'s pension expense by approximately $26 million. See Note 18 for a sensitivity discussion of the assumed health care cost trend rates.

■ **Income Taxes:** Altria Group, Inc.'s deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

Altria Group, Inc. recognizes a benefit for uncertain tax positions when a tax position taken or expected to be taken in a tax return is more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on its consolidated statements of earnings.

As discussed in Note 16. *Income Taxes* to the consolidated financial statements ("Note 16"), Altria Group, Inc. recognized income tax benefits in the consolidated statements of earnings during 2010, 2009 and 2008 as a result of various tax events.

■ **Impairment of Long-Lived Assets:** Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and

liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. Altria Group, Inc. also reviews the estimated remaining useful lives of long-lived assets whenever events or changes in business circumstances indicate the lives may have changed.

■ **Leasing:** Approximately 99% of PMCC's net revenues in 2010 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.'s consolidated balance sheets, and is subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. The remainder of PMCC's net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances. As discussed in Note 9. *Finance Assets, net* to the consolidated financial statements ("Note 9"), certain PMCC lessees were affected by bankruptcy filings, credit rating downgrades and financial market conditions.

PMCC's investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2010 and 2009. At December 31, 2010, PMCC's net finance receivables of approximately $4.4 billion in leveraged leases, which is included in finance assets, net, on Altria Group, Inc.'s consolidated balance sheet, consisted of rents receivable ($13.0 billion) and the residual value of assets under lease ($1.3 billion), reduced by third-party nonrecourse debt ($8.3 billion) and unearned income ($1.6 billion). The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rents receivable and has been presented on a net basis within finance assets, net, on Altria Group, Inc.'s consolidated balance sheets. Finance assets, net, at December 31, 2010, also included net finance receivables for direct finance leases ($0.3 billion) and an allowance for losses ($0.2 billion).

Estimated residual values represent PMCC's estimate at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC's management, which includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in a decrease of $11 million to PMCC's net revenues and results of operations in 2010. There were no adjustments in 2009 and 2008.

PMCC considers rents receivable past due when they are beyond the grace period of their contractual due date. PMCC ceases recording income ("non-accrual status") on rents receivable when contractual payments become 90 days past due or earlier if management believes there is significant uncertainty of collectability of rent payments, and resumes recording income when collectability of rent payments is reasonably certain. Payments received on rents receivable that are on non-accrual status are used to reduce the rents receivable balance. Write-offs to the allowance for losses are recorded when amounts are deemed to be uncollectible. There were no rents receivable on non-accrual status at December 31, 2010.

To the extent that rents receivable due to PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. Losses on such leases are recorded when probable and estimable. PMCC regularly performs a systematic assessment of each individual lease in its portfolio to determine potential credit or collection issues that might indicate impairment. Impairment takes into consideration both the probability of default and the likelihood of recovery if default were to occur. PMCC considers both quantitative and qualitative factors of each investment when performing its assessment of the allowance for losses.

Quantitative factors that indicate potential default are tied most directly to public debt ratings. PMCC monitors all publicly available information on its obligors, including financial statements and credit rating agency reports. Qualitative factors that indicate the likelihood of recovery if default were to occur include, but are not limited to, underlying collateral value, other forms of credit support, and legal/structural considerations impacting each lease. Using all available information, PMCC calculates potential losses for each lease in its portfolio based on its default and recovery assumption for each lease. The aggregate of these potential losses forms a range of potential losses which is used as a guideline to determine the adequacy of PMCC's allowance for losses.

Consolidated Operating Results

See pages 108 – 111 for a discussion of Cautionary Factors That May Affect Future Results.

(in millions)	For the Years Ended December 31, 2010	2009	2008
Net Revenues:			
Cigarettes	**$21,631**	$20,919	$18,753
Smokeless products	**1,552**	1,366	
Cigars	**560**	520	387
Wine	**459**	403	
Financial services	**161**	348	216
Net revenues	**$24,363**	$23,556	$19,356
Excise Taxes on Products:			
Cigarettes	**$ 7,136**	$ 6,465	$ 3,338
Smokeless products	**105**	88	
Cigars	**212**	162	61
Wine	**18**	17	
Excise taxes on products	**$ 7,471**	$ 6,732	$ 3,399
Operating Income:			
Operating companies income:			
Cigarettes	**$ 5,451**	$ 5,055	$ 4,866
Smokeless products	**803**	381	
Cigars	**167**	176	164
Wine	**61**	43	
Financial services	**157**	270	71
Amortization of intangibles	**(20)**	(20)	(7)
Gain on sale of corporate headquarters building			404
General corporate expenses	**(216)**	(204)	(266)
Reduction of Kraft and PMI tax-related receivables	**(169)**	(88)	
UST acquisition-related transaction costs		(60)	
Corporate asset impairment and exit costs	**(6)**	(91)	(350)
Operating income	**$ 6,228**	$ 5,462	$ 4,882

As discussed further in Note 17. *Segment Reporting* to the consolidated financial statements, Altria Group, Inc.'s chief operating decision maker reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

The following events that occurred during 2010, 2009 and 2008 affected the comparability of statement of earnings amounts.

- **UST Acquisition:** In January 2009, Altria Group, Inc. acquired UST, the results of which are reflected in the smokeless products and wine segments (see Note 3).

- **Asset Impairment, Exit, Implementation and Integration Costs:** Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

For the Year Ended December 31, 2010 (in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	**$24**	**$75**	**$—**	**$ 99**
Smokeless products	**6**		**16**	**22**
Cigars			**2**	**2**
Wine			**2**	**2**
General corporate	**6**			**6**
Total	**$36**	**$75**	**$20**	**$131**

For the Year Ended December 31, 2009 (in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$115	$139	$—	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91
Total	$421	$139	$58	$618

For the Year Ended December 31, 2008 (in millions)	Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$ 97	$69	$—	$166
Cigars			18	18
Financial services	2			2
General corporate	350			350
Total	$449	$69	$18	$536

For further details on asset impairment, exit, implementation and integration costs, see Note 6. *Asset Impairment, Exit, Implementation and Integration Costs* to the consolidated financial statements ("Note 6").

Altria Group, Inc. continues to have company-wide cost management programs, which include the largely completed restructuring programs discussed in Note 6. For the year ended December 31, 2010, Altria Group, Inc. achieved $317 million in cost savings for a total cost savings of $1,355 million since January 1, 2007. Altria Group, Inc. expects to achieve approximately $145 million in additional cost savings by the end of 2011 for total anticipated cost reductions of $1.5 billion versus 2006, as shown in the table below.

	Cost Savings Achieved		
(in millions)	For the Years Ended December 31, 2007, 2008 and 2009	For the Year Ended December 31, 2010	For the Years Ended December 31, 2007, 2008, 2009 and 2010
General corporate expense and selling, general and administrative	$1,038	**$107**	$1,145
Manufacturing optimization program		**210**	210
Totals	$1,038	**$317**	$1,355

Altria Group, Inc. has generated approximately $300 million in UST integration cost savings as of December 31, 2010. These integration cost savings are included primarily in the "General corporate expense and selling, general and administrative" line item above.

Capital expenditures for PM USA's manufacturing optimization program, as discussed in Note 6, were completed during 2010. Capital expenditures for the program of $3 million were made during the year ended December 31, 2010, for a total of $210 million since the inception of the program in 2007.

Altria Group, Inc. had a severance liability balance of $26 million at December 31, 2010 related to its restructuring programs, which is expected to be substantially paid out by the end of 2011.

■ **UST Acquisition-Related Costs:** In connection with the acquisition of UST, Altria Group, Inc. incurred pre-tax charges consisting of the following:

- Transaction costs of $60 million, incurred in the first quarter of 2009, which consisted primarily of investment banking and legal fees. These amounts are included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings.

- Cost of sales as shown in the table below, relating to the fair value purchase accounting adjustment of UST's inventory at the acquisition date that was sold during the periods:

	For the Years Ended December 31,	
(in millions)	2010	2009
Smokeless products	**$ 2**	$15
Wine	**20**	21
Total	**$22**	$36

- Financing fees of $91 million and $58 million, during 2009 and 2008, respectively, for borrowing facilities related to the acquisition of UST. These amounts are included in interest and other debt expense, net on Altria Group, Inc.'s consolidated statements of earnings.

■ **SABMiller Special Items:** Altria Group, Inc.'s earnings from its equity investment in SABMiller for the year ended December 31, 2010 included costs for SABMiller's transaction to promote sustainable economic and social development in South Africa, and costs for SABMiller's "business capability programme." Altria Group, Inc.'s earnings from its equity investment in SABMiller for the year ended December 31, 2009 included gains on the issuance of 60 million shares of common stock by SABMiller in connection with its acquisition of the remaining noncontrolling interest in its Polish subsidiary, partially offset by intangible asset impairment charges and costs for SABMiller's "business capability programme." Altria Group, Inc.'s earnings from its equity investment in SABMiller for the year ended December 31, 2008 included intangible asset impairment charges.

■ **Sales to PMI:** Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million, from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008. For periods prior to the PMI spin-off, PM USA did not record contract volume manufactured for PMI in net revenues, but recorded the related profit, which was immaterial for the year ended December 31, 2008, in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings. These amounts are reflected in the cigarettes segment.

■ **PMCC Allowance for Losses:** During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio, including its exposure to General Motors Corporation ("GM"). During 2008, PMCC increased its allowance for losses by $100 million, primarily as a result of credit rating downgrades of certain lessees and financial market conditions (see Note 9).

■ **Gain on Sale of Corporate Headquarters Building:** In March 2008, Altria Group, Inc. sold its corporate headquarters building in New York City for $525 million and recorded a pre-tax gain on sale of $404 million.

■ **Loss on Early Extinguishment of Debt:** In connection with the spin-off of PMI in the first quarter of 2008, Altria Group, Inc. recorded a pre-tax loss of $393 million on the early extinguishment of debt. See Note 11. *Long-Term Debt* to the consolidated financial statements ("Note 11").

■ **Tax Items:** The tax provision in 2010 includes tax benefits of $216 million from the reversal of tax reserves and associated interest resulting from the execution of a closing

agreement during 2010 with the Internal Revenue Service ("IRS") discussed in Note 16. The tax provision in 2010 also includes tax benefits of $64 million from the reversal of tax reserves and associated interest following the resolution of several state audits and the expiration of statutes of limitations. The tax provision in 2009 includes tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of a closing agreement during 2009 with the IRS discussed in Note 16. The tax provision in 2009 also includes a benefit of $53 million from the utilization of net operating losses. The tax provision in 2008 includes net tax benefits of $58 million primarily from the reversal of tax accruals no longer required.

As further discussed in Note 16, tax benefits of $169 million and $88 million related to the execution of the closing agreements with the IRS in 2010 and 2009, respectively, for the resolution of Kraft Foods Inc. ("Kraft") and PMI tax matters were offset by a reduction to the corresponding receivables from Kraft and PMI, which were recorded as reductions to operating income on Altria Group, Inc.'s consolidated statements of earnings. As a result, there was no impact to Altria Group, Inc.'s net earnings associated with the resolution of the Kraft and PMI tax matters.

■ **Discontinued Operations:** As a result of the PMI spin-off, which is more fully discussed in Note 1, Altria Group, Inc. has reclassified and reflected the results of PMI prior to the spin-off as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows.

2010 Compared With 2009

The following discussion compares consolidated operating results for the year ended December 31, 2010, with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $807 million (3.4%), reflecting higher pricing related primarily to the April 1, 2009 FET increase on tobacco products and higher smokeless products volume, partially offset by lower cigarettes volume and lower revenues from financial services.

Excise taxes on products increased $739 million (11.0%), due primarily to the impact of the FET increase, partially offset by lower cigarettes volume.

Cost of sales decreased $286 million (3.6%), due primarily to lower cigarettes volume, lower manufacturing costs and lower implementation costs, partially offset by higher user fees imposed by the FDA and higher per unit settlement charges.

Marketing, administration and research costs decreased $108 million (3.8%), due primarily to UST acquisition-related transaction costs during the first quarter of 2009, lower marketing, administration and research costs for the smokeless products segment reflecting the cost reduction initiatives discussed above, and lower integration costs, partially offset by higher product liability defense costs in the cigarettes segment.

Operating income increased $766 million (14.0%), due primarily to higher operating results from the smokeless products and cigarettes segments (which included lower asset impairment, exit, integration and implementation costs in 2010), lower corporate asset impairment and exit costs, and UST acquisition-related transaction costs in 2009. These increases were partially offset by lower operating results from the financial services segment as well as a higher reduction of Kraft and PMI tax-related receivables in 2010. As discussed in Note 16, the reduction of the Kraft and PMI tax-related receivables was fully offset by a tax benefit associated with Kraft and PMI.

Interest and other debt expense, net, decreased $52 million (4.4%), due primarily to financing fees of $91 million in 2009 related to the acquisition of UST, partially offset by higher interest expense resulting from the issuance of senior unsecured long-term notes in February 2009 related to financing for the UST acquisition.

Earnings from Altria Group, Inc.'s equity investment in SABMiller increased $28 million (4.7%), due primarily to intangible asset impairment charges in 2009 and higher ongoing equity earnings in 2010, partially offset by lower gains associated with the issuances of common stock by SABMiller and costs in 2010 for SABMiller's transaction to promote sustainable economic and social development in South Africa.

Altria Group, Inc.'s effective income tax rate decreased 2.5 percentage points to 31.7%, due primarily to the higher reversal of tax reserves and associated interest in 2010 resulting from the execution of a closing agreement during 2010 with the IRS and the resolution of several state audits, and the expiration of statutes of limitations, as well as an increase in the domestic manufacturing deduction, effective January 1, 2010. For further discussion, see Note 16.

Net earnings attributable to Altria Group, Inc. of $3,905 million increased $699 million (21.8%), due primarily to higher operating income, a lower income tax rate and lower interest and other debt expense, net. Diluted and basic EPS from net earnings attributable to Altria Group, Inc. of $1.87, increased by 21.4% and 20.6%, respectively.

2009 Compared With 2008

The following discussion compares consolidated operating results for the year ended December 31, 2009, with the year ended December 31, 2008.

Net revenues, which include excise taxes billed to customers, increased $4,200 million (21.7%), due primarily to higher revenues from the cigarettes, cigars and financial services segments, and the acquisition of UST in 2009. Cigarettes and cigars revenues increased, reflecting higher pricing related primarily to the FET increase on tobacco products, partially offset by lower volume. In addition, 2008 net revenues included contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008.

Excise taxes on products increased $3,333 million (98.1%), due primarily to the impact of the FET increase and the acquisition of UST, partially offset by lower volume in the cigarettes segment.

Cost of sales decreased $280 million (3.4%), due primarily to lower cigarettes volume and the termination of contract volume manufactured for PMI, partially offset by the acquisition of UST and higher direct material and manufacturing costs.

Marketing, administration and research costs increased $90 million (3.3%), due primarily to the acquisition of UST (including transaction and integration costs), partially offset by lower marketing, administration and research costs in the cigarettes segment, a lower increase to the allowance for losses in the financial services segment and lower general corporate expenses. The lower marketing, administration and research costs in the cigarettes segment and lower general corporate expenses reflect the cost reduction initiatives discussed above.

Operating income increased $580 million (11.9%), due primarily to higher operating results from the cigarettes, financial services and cigars segments, the acquisition of UST in 2009, lower corporate asset impairment and exit costs, and lower general corporate expenses, partially offset by the gain in 2008 on the sale of the corporate headquarters building, UST acquisition-related transaction costs and the reduction of a Kraft tax-related receivable. As discussed in Note 16, the reduction of the Kraft tax-related receivable was fully offset by a tax benefit associated with Kraft.

Interest and other debt expense, net, increased $1,018 million (100+%), due primarily to the issuance of senior unsecured long-term notes in November and December 2008, and February 2009 to finance the UST acquisition.

Earnings from Altria Group, Inc.'s equity investment in SABMiller increased $133 million (28.5%), due primarily to gains resulting from the issuances of common stock by SABMiller and higher ongoing equity earnings, partially offset by higher intangible asset impairment charges and costs for the previously mentioned "business capability programme" in 2009.

Altria Group, Inc.'s effective income tax rate decreased 1.3 percentage points to 34.2%, due primarily to the reversal of tax reserves and associated interest resulting from the execution of a closing agreement during 2009 with the IRS discussed in Note 16 and the utilization of net operating losses.

Earnings from continuing operations of $3,208 million increased $118 million (3.8%), due primarily to higher operating income, a loss in 2008 on the early extinguishment of debt in connection with the PMI spin-off, higher earnings from Altria Group, Inc.'s equity investment in SABMiller and lower income taxes, partially offset by higher interest and other debt expense, net. Diluted and basic EPS from continuing operations of $1.54 and $1.55, respectively, increased by 4.1% and 4.0%, respectively.

Earnings from discontinued operations, net of income taxes decreased $1,901 million, reflecting the spin-off of PMI in the first quarter of 2008.

Net earnings attributable to Altria Group, Inc. of $3,206 million decreased $1,724 million (35.0%). Diluted and basic EPS from net earnings attributable to Altria Group, Inc. of $1.54 and $1.55, respectively, decreased by 34.7% and 34.6%, respectively. These decreases reflect the spin-off of PMI in the first quarter of 2008.

Operating Results by Business Segment

Tobacco Space

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Tobacco Use

The United States tobacco industry faces a number of challenges that may adversely affect the business and sales volume of our tobacco subsidiaries and our consolidated results of operations, cash flows and financial position. These challenges, which are discussed below and in *Cautionary Factors That May Affect Future Results,* include:

- pending and threatened litigation and bonding requirements as discussed in Note 21 and Item 3;
- restrictions imposed by the FSPTCA enacted in June 2009, restrictions that have been, and in the future may be, imposed by the FDA under this statute, other actual and proposed restrictions affecting tobacco product manufacturing, design, packaging, marketing, advertising and sales and enforcement policies and practices pursued by the FDA;
- competitive disadvantages related to cigarette price increases attributable to the settlement of certain litigation;
- actual and proposed excise tax increases, as well as changes in tax structures and tax stamping requirements;
- the sale of counterfeit tobacco products by third parties;
- the sale of tobacco products by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;
- diversion into one market of products intended for sale in another;
- price gaps and changes in price gaps between premium and lowest price brands;
- the potential assertion of claims and other issues relating to contraband shipments of tobacco products;
- governmental investigations;
- governmental and private bans and restrictions on tobacco use;
- governmental restrictions on the sale of tobacco products by certain retail establishments, the use of characterizing flavors and the sale of tobacco products in certain packing sizes;
- the diminishing prevalence of cigarette smoking and increased efforts by tobacco control advocates to further restrict tobacco use;

- governmental requirements setting ignition propensity standards for cigarettes;
- potential adverse changes in tobacco leaf price, availability and quality; and
- other actual and proposed tobacco product legislation and regulation.

In the ordinary course of business, our tobacco subsidiaries are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

■ **Excise Taxes:** Tobacco products are subject to substantial excise taxes in the United States. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted at the federal, state and local levels within the United States.

Federal, state and local excise taxes have increased substantially over the past decade, far outpacing the rate of inflation. For example, in 2009, the FET on cigarettes increased from 39 cents per pack to approximately $1.01 per pack and on July 1, 2010, the New York state excise tax increased $1.60 to $4.35 per pack. Between the end of 1998 and the end of 2010, the weighted year-end average state and certain local cigarette excise taxes increased from $0.36 to $1.36 per pack. Six states enacted cigarette excise tax increases in 2010. No state excise tax increases have been enacted to date in 2011.

Tax increases are expected to continue to have an adverse impact on sales of tobacco products by our tobacco subsidiaries, due to lower consumption levels and to a potential shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products.

A majority of states currently tax smokeless tobacco products using an *ad valorem* method, which is calculated as a percentage of the price of the product, typically the wholesale price. This *ad valorem* method results in more tax being paid on premium products than is paid on lower-priced products of equal weight. Altria Group, Inc.'s subsidiaries support legislation to convert *ad valorem* taxes on smokeless tobacco to a weight-based methodology because, unlike the *ad valorem* tax, a weight-based tax results in cans of equal weight paying the same tax. As of February 18, 2011, twenty states, Washington, D.C. and Philadelphia, Pennsylvania have adopted and implemented a weight-based tax methodology for smokeless tobacco.

■ **FDA Regulation:**

General

The FSPTCA provides the FDA with authority to regulate the design, manufacture, packaging, advertising, promotion, sale and distribution of cigarettes, cigarette tobacco and smokeless tobacco products and the authority to require disclosures of related information. The law also grants the FDA authority to extend its application, by regulation, to other tobacco products, including cigars. The FDA has indicated that regulation of cigars is on its agenda of items to consider for possible rule-making. Among other measures, this law:

- provides the FDA the authority to impose tobacco product standards that are appropriate for the protection of the public health through a regulatory process including, among other possibilities, restrictions on ingredients, constituents or other properties, performance or design criteria as well as to impose testing, measurement, reporting and disclosure requirements;
- provides the FDA with authority to regulate nicotine yields and to reduce or eliminate harmful smoke constituents or harmful ingredients or other components of tobacco products;
- imposes new restrictions on the advertising, promotion, sale and distribution of tobacco products, including at retail;
- changes the language of the current cigarette and smokeless tobacco product health warnings, enlarges their size, requires the development by the FDA of graphic warnings for cigarette packages, and grants the FDA authority to require new warnings;
- prohibits cigarettes with characterizing flavors other than menthol and tobacco;
- requires the FDA to establish a tobacco product scientific advisory committee;
- provides the FDA with authority to restrict or otherwise regulate menthol cigarettes, as well as other tobacco products with characterizing flavors;
- bans descriptors such as "light," "mild" or "low" or similar descriptors unless expressly authorized by the FDA;
- requires extensive ingredient disclosure to the FDA and may require more limited public ingredient disclosure;
- requires FDA authorization of any express or implied claims that a tobacco product is or may be less harmful than other tobacco products;
- authorizes regulations for imposing manufacturing standards for tobacco products and provides the FDA authority to inspect tobacco product manufacturing and other facilities;
- establishes a framework for prior FDA authorization before the introduction of certain new or modified tobacco products; and
- provides the FDA with a variety of investigatory and enforcement tools.

The implementation of the FSPTCA is taking place over time. Some provisions took effect when the President signed the bill into law. Some provisions have taken effect since the enactment of the FSPTCA and other provisions will not take effect for some time. Several areas require the FDA to take

action through rulemaking, which generally involves consideration of public comment and, for some issues, scientific review. Altria Group, Inc.'s tobacco subsidiaries are participating actively in processes established by the FDA to develop and implement its regulatory framework including submission of comments to FDA proposals and draft guidelines and participation in public hearings and engagement sessions.

Regulations imposed by the FDA under the FSPTCA could adversely impact the business and sales volume of Altria Group, Inc.'s tobacco businesses in a number of different ways. For example, actions by the FDA could impact the consumer acceptability of tobacco products, delay or prevent the sale or distribution of existing, new or modified tobacco products, limit consumer choices, restrict communications to adult consumers, create a competitive advantage or disadvantage for certain tobacco companies, impose additional manufacturing, labeling or packaging requirements, impose restrictions at retail or otherwise significantly increase the cost of doing business.

The failure to comply with FDA regulatory requirements, even by inadvertence, and FDA enforcement actions could have a material adverse effect on the business, financial condition and results of operations of Altria Group, Inc. and its subsidiaries.

TPSAC

The FSPTCA requires the establishment of an FDA tobacco product scientific advisory committee ("TPSAC"), which consists of both voting and non-voting members, to provide advice, reports, information and recommendations to the FDA on scientific and health issues relating to tobacco products. The statute directs the FDA to seek advice about modified risk products (products marketed with reduced risk claims), good manufacturing practices, the effects of the alteration of nicotine yields from tobacco products and nicotine dependence thresholds. The TPSAC is also charged with providing the FDA reports and recommendations on menthol cigarettes, including the impact of the use of menthol in cigarettes on the public health, and the nature and impact of dissolvable tobacco products on the public health. The FDA may seek advice from the TPSAC about other safety, dependence or health issues relating to tobacco products including tobacco product standards and applications to market new tobacco products.

PM USA and USSTC have raised with the FDA their concerns that certain of the voting members of the TPSAC have financial and other conflicts (including services as paid experts for plaintiffs in tobacco litigation) that could hamper the full and fair consideration of issues by the TPSAC and requested that their appointments be withdrawn. The FDA declined PM USA's and USSTC's requests, stating that the FDA had satisfied itself, after inquiry, that the TPSAC members did not have disqualifying conflicts of interest. The FDA stated further that it would continue to screen, in accordance with relevant statutory and regulatory provisions and FDA guidance, all TPSAC members for potential conflicts of interest for matters that the TPSAC would be considering. The FDA also has engaged two individuals to serve as consultants to a TPSAC subcommittee who also have served as paid experts for plaintiffs in tobacco litigation. PM USA and USSTC raised similar concerns related to the engagement of these individuals and the FDA similarly declined to terminate these engagements.

The TPSAC has commenced its review of the use of menthol in cigarettes. PM USA has submitted and presented to the TPSAC information concerning menthol cigarettes, including information related to research, development, marketing and sales practices. The FDA requested that PM USA submit documents and further information in connection with the TPSAC's development of its report and recommendations regarding menthol in cigarettes. PM USA submitted documents and written information in response to the FDA's request and presented information at public hearings. The TPSAC is expected to issue a report and recommendation to the FDA in March 2011 on the impact of the use of menthol in cigarettes on the public health.

Final Tobacco Marketing Rule

As noted above, the FSPTCA imposes significant new restrictions on the sale, advertising and promotion of tobacco products, including a requirement to re-promulgate (subject to constitutional or other legal limits) certain advertising and promotion restrictions that were previously adopted (but never imposed on tobacco manufacturers due to a United States Supreme Court ruling) (the "1996 Rule"). In March 2010, the FDA re-promulgated the 1996 Rule in substantially the same form as originally proposed in 1996 (the "Final Tobacco Marketing Rule"). As re-promulgated, the Final Tobacco Marketing Rule:

- Bans the use of color and graphics in tobacco product advertising;
- Prohibits the sale of cigarettes and smokeless tobacco to underage persons;
- Requires the sale of cigarettes and smokeless tobacco in direct, face-to-face transactions;
- Prohibits sampling of cigarettes and prohibits sampling of smokeless tobacco products except in qualified adult-only facilities;
- Prohibits gifts or other items in exchange for buying cigarettes or smokeless tobacco products;
- Prohibits the sale or distribution of items such as hats and tee shirts with tobacco brands or logos; and
- Prohibits brand name sponsorship of any athletic, musical, artistic, or other social or cultural event, or any entity or team in any event.

Subject to the limitations imposed by the injunction in the *Commonwealth Brands* case described below, the Final Tobacco Marketing Rule took effect on June 22, 2010. At the time of the re-promulgation of the Final Tobacco Marketing Rule, the FDA also issued an advance notice of proposed rulemaking regarding the so-called "1000 foot rule", which would establish restrictions on the placement of outdoor tobacco advertising in relation to schools and playgrounds.

PM USA and USSTC submitted comments on this advance notice.

Since enactment, several lawsuits have been filed challenging various provisions of the FSPTCA, including its constitutionality and the scope of the FDA's authority thereunder. Altria Group, Inc. and its tobacco subsidiaries and affiliates are not parties to any of these lawsuits. In January 2010, in one such challenge (*Commonwealth Brands*), the United States District Court of the Western District of Kentucky struck down as unconstitutional, and enjoined enforcement of, the portion of the 1996 Rule that bans the use of color and graphics in labels and advertising and claims implying that a tobacco product is safer because of FDA regulation. The parties have appealed. The FDA has indicated that it does not intend to enforce the ban on the use of color and graphics in labels and advertising for the duration of the injunction. It is not possible to predict the outcome of any such litigation or its effect on the extent of the FDA's authority to regulate tobacco products.

Contraband

The FSPTCA imposes on manufacturers reporting obligations relating to knowledge of suspected contraband activity and also grants the FDA the authority to impose certain other recordkeeping and reporting obligations to address counterfeit and contraband tobacco products.

Compliance Costs

The law imposes fees on tobacco product manufacturers and importers to pay for the cost of regulation and other matters. The cost of the FDA user fee is allocated first among tobacco product categories subject to FDA regulation according to a formula set out in the statute, and then among manufacturers within each respective class based on their relative market share. The impact of the user fee on Altria Group, Inc. is discussed in *Debt and Liquidity*. In addition, compliance with the law's regulatory requirements will result in additional costs for our tobacco businesses. The amount of those additional compliance and related costs is unknown and depends substantially on the nature of the requirements imposed by the FDA under the new statute. Those compliance and other related costs, however, could be substantial.

Investigation and Enforcement

The FDA has a number of investigatory and enforcement tools available to it, including document requests and other required information submissions, facility inspections, examinations and investigations, injunction proceedings, money penalties, product withdrawals and recalls, and product seizures. The use of any of these investigatory or enforcement tools by the FDA could result in significant costs to the tobacco businesses of Altria Group, Inc. or otherwise have a material adverse effect on the business, financial condition and results of operations of Altria Group, Inc. and its subsidiaries.

In June 2010, the FDA issued a document request regarding changes to *Marlboro* Gold Pack cigarette packaging in connection with the FSPTCA's ban of certain descriptors. PM USA submitted documents in response to the FDA's request.

Other Regulatory Developments

On November 12, 2010, as required by the FSPTCA, the FDA issued a proposed rule to modify the required warnings that appear on cigarette packages and in cigarette advertisements. The proposed warnings would consist of nine new textual warning statements accompanied by color graphics depicting the negative health consequences of smoking. As proposed, the graphic health warnings would be located in the upper portion of the front and rear panels of cigarette packages, beneath the cellophane, and would comprise the top 50 percent of the front and rear panels of cigarette packages. The graphic health warnings would occupy 20 percent of a cigarette advertisement and would be located at the top of the advertisement. The regulations are expected to be finalized no later than June 2011, and cigarette manufacturers will have 15 months from issuance of the final rule to implement the new warnings. PM USA has submitted comments to the FDA raising constitutional, statutory interpretation and executional issues regarding the proposed rule.

On January 5, 2011, the FDA issued guidance concerning reports that manufacturers must submit for certain FDA-regulated tobacco products that the manufacturer modified or introduced for the first time into the market after February 15, 2007. These reports must be reviewed by the agency to determine if such tobacco products are "substantially equivalent" to products commercially available as of February 15, 2007. In general, in order to continue marketing these products, manufacturers of FDA-regulated tobacco products must send a report demonstrating substantial equivalence by March 22, 2011. PM USA and USSTC intend to submit reports for each of their currently marketed FDA-regulated tobacco products. PM USA and USSTC can continue marketing these products unless the FDA makes a determination that a specific product is not substantially equivalent. If the FDA ultimately makes such a determination, it is possible that PM USA or USSTC would need to discontinue marketing that specific product. PM USA and USSTC believe all of their current products meet the statute's requirements but cannot predict how the FDA will respond to their reports. Manufacturers intending to introduce new products and certain modified products into the market after March 22, 2011 must submit a report to the FDA and obtain a substantial equivalence order from the agency before introducing the products into the market. At this time it is not possible to predict how long agency reviews will take. PM USA and USSTC submitted comments to the FDA regarding the guidance. The FDA also published a proposed regulation on exemption from the substantial equivalence requirements. We cannot predict the final form of the regulation or when it will take effect.

■ **The World Health Organization's ("WHO's") Framework Convention on Tobacco Control (the "FCTC"):** The FCTC entered into force in February 2005. As of February 18, 2011, 172 countries, as well as the European Community, have become parties to the FCTC. While the United States is a signatory of the FCTC, it is not currently a party to the agreement, as the agreement has not been submitted to, or

ratified by, the United States Senate. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

- establish specific actions to prevent youth tobacco product use;
- restrict or eliminate all tobacco product advertising, marketing, promotion and sponsorship;
- initiate public education campaigns to inform the public about the health consequences of tobacco consumption and exposure to tobacco smoke and the benefits of quitting;
- implement regulations imposing product testing, disclosure and performance standards;
- impose health warning requirements on packaging;
- adopt measures that would eliminate tobacco product smuggling and counterfeit tobacco products;
- restrict smoking in public places;
- implement fiscal policies (tax and price increases);
- adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of tobacco product is safer than another;
- phase out duty-free tobacco product sales;
- encourage litigation against tobacco product manufacturers; and
- adopt and implement guidelines for testing and measuring the contents and emissions of tobacco products.

In addition, there are a number of proposals currently under consideration by the governing body of the FCTC, some of which call for substantial restrictions on the manufacture and marketing of tobacco products. It is not possible to predict the outcome of these proposals or the impact of any FCTC actions on legislation or regulation in the United States, either directly as a result of the United States becoming a party to the FCTC, or whether or how these actions might indirectly influence FDA regulation and enforcement.

■ **State and Local Laws Addressing Certain Characterizing Flavors:** In a growing number of states and localities, legislation has been enacted or proposed that prohibits or would prohibit the sale of certain tobacco products with certain characterizing flavors. The legislation varies in terms of the type of tobacco products subject to prohibition, the conditions under which the sale of such products is or would be prohibited, and exceptions to the prohibitions. For example, a number of proposals would prohibit characterizing flavors in smokeless tobacco products, with no exception for mint- or wintergreen-flavored products.

To date, the following states have enacted legislation that prohibits certain tobacco products with certain characterizing flavors:

Maine has enacted legislation that prohibits the sale of certain flavored cigar and cigarette products. As implemented, including the application of certain statutory exemptions, this prohibition does not ban any PM USA, USSTC, or Middleton product. In 2010, Maine amended the characterizing flavor prohibition. The amendment allows the continued sale of cigars that obtained favorable exemption rulings under the previous statute but does not provide for the possibility of further exemptions, such as for future products with characterizing flavors.

New Jersey has enacted legislation banning the sale and marketing of cigarettes with a characterizing flavor other than menthol, mint or clove. This legislation does not ban any PM USA, USSTC or Middleton product.

In addition, such legislation has been enacted or is being considered in a number of localities. For example:

New York City has adopted an ordinance that prohibits the sale of certain flavored tobacco products other than cigarettes. This legislation affects certain USSTC and Middleton products. The ordinance was scheduled to take effect in February 2010, but the City deferred enforcement pending final implementing regulations. The City has since published proposed regulations. Certain subsidiaries of USSTC have filed a lawsuit in the United States District Court for the Southern District of New York challenging the New York City legislation on several grounds, including federal preemption by the FSPTCA. In March 2010, the trial court denied plaintiffs' motion for preliminary injunction against enforcement of the ordinance. USSTC and Middleton are complying with the ordinance pending resolution of the litigation.

Whether other states or localities will enact legislation in this area, and the precise nature of such legislation if enacted, cannot be predicted. See *FDA Regulation* above for a summary of the FSPTCA's regulation of certain tobacco products with characterizing flavors.

■ **State and Local Laws Imposing Certain Speech Requirements and Restrictions:** In several jurisdictions, legislation or regulations have been enacted or proposed that would require the disclosure of health information separate from or in addition to federally-mandated health warnings or that would restrict commercial speech in certain respects. For example, New York City has adopted a regulation requiring retailers selling tobacco products to display a sign, issued by the New York City Board of Health, containing graphic and textual warnings against smoking. In June 2010, PM USA and other plaintiffs filed a lawsuit in the United States District Court for the Southern District of New York challenging New York City's graphic health warnings regulation and filed a motion seeking to preliminarily enjoin the regulation. The City agreed not to enforce the regulation until the district court ruled on the preliminary injunction motion, or January 1, 2011, whichever came first. On December 29, 2010, the district court declared the regulation null and void, finding that such requirements were preempted by federal law. The City has

appealed the decision to the United States Court of Appeals for the Second Circuit.

■ **Tobacco Quota Buy-Out:** In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was signed into law. PM USA, Middleton and USSTC are subject to the requirements of FETRA. FETRA eliminated the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments had offset PM USA's obligations to make payments to the National Tobacco Grower Settlement Trust (the "NTGST"), a trust fund established in 1999 by the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota holders. PM USA's payment obligations under the NTGST expired on December 15, 2010.

On February 8, 2011, PM USA filed a lawsuit in federal court challenging the United States Department of Agriculture's (the "USDA") method for calculating the 2011 and future tobacco class share allocations for the Tobacco Transition Payment Program under FETRA. PM USA believes that the USDA violated FETRA and its own regulations by failing to apply the most current FET rates enacted by Congress in April 2009 to the USDA's calculations.

For a discussion of the impact of FETRA payments on Altria Group, Inc., see *Financial Review—Off-Balance Sheet Arrangements and Aggregate Contractual Obligations—Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation.* We do not anticipate that the quota buy-out will have a material adverse impact on our consolidated results in 2011 and beyond.

■ **Health Effects of Tobacco Consumption and Exposure to Environmental Tobacco Smoke ("ETS"):** It is the policy of Altria Group, Inc. and its tobacco subsidiaries to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of tobacco consumption, addiction and exposure to ETS. Altria Group, Inc. and its tobacco subsidiaries believe that the public should be guided by the messages of the United States Surgeon General and public health authorities worldwide in making decisions concerning the use of tobacco products.

Reports with respect to the health effects of smoking have been publicized for many years, including in a June 2006 United States Surgeon General report on ETS entitled "The Health Consequences of Involuntary Exposure to Tobacco Smoke." Many jurisdictions within the United States have restricted smoking in public places. The pace and scope of public smoking bans have increased significantly. Some public health groups have called for, and various jurisdictions have adopted or proposed, bans on smoking in outdoor places, in private apartments and in cars with minors in them. It is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure.

■ **Reduced Cigarette Ignition Propensity Legislation:** Legislation or regulation requiring cigarettes to meet reduced ignition propensity standards (first adopted by New York State in 2004) has been adopted in all states (Wyoming, the last state to adopt, is scheduled to implement the legislation as of July 1, 2011). PM USA has converted all cigarette production to cigarettes meeting reduced ignition propensity standards.

PM USA continues to support the enactment of federal legislation mandating a uniform and technically feasible national standard for reduced ignition propensity cigarettes that would preempt state standards that are different from the federal standard.

■ **Illicit Trade:** Altria Group, Inc. and its tobacco subsidiaries support appropriate regulations and enforcement measures to prevent illicit trade in tobacco products. For example, Altria Group, Inc.'s tobacco subsidiaries are engaged in a number of initiatives to help prevent trade in contraband tobacco products, including: enforcement of wholesale and retail trade programs and policies on trade in contraband tobacco products; engagement with and support of law enforcement and regulatory agencies; litigation to protect their trademarks; and support for a variety of federal and state legislative initiatives. Legislative initiatives to address trade in contraband tobacco products are designed to protect the legitimate channels of distribution, impose more stringent penalties for the violation of illegal trade laws and provide additional tools for law enforcement. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. For example, in March 2010, the President signed into law the Prevent All Cigarette Trafficking (PACT) Act, which addresses illegal Internet sales by, among other things, imposing a series of restrictions and requirements on the delivery sale of cigarettes and smokeless tobacco products and makes such products non-mailable to consumers through the United States Postal Service, subject to limited exceptions. Certain Internet cigarette sellers have filed lawsuits challenging the constitutionality of this statute in the United States District Courts for the District of Columbia (in which case the court denied a motion for temporary restraining order and preliminary injunction), the Western District of New York (in which case the court granted plaintiffs' motions for temporary restraining orders and motions for preliminary injunction are pending), and the Eastern District of Pennsylvania (in which a request for preliminary injunction is pending). Appeals in the District of Columbia and Western District of New York cases are pending.

■ **State Settlement Agreements:** As discussed in Note 21 and Item 3, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims (collectively, the "State Settlement Agreements"). These settlements require participating manufacturers to make substantial annual payments. For a discussion of the impact of these payments on Altria Group, Inc., see *Debt and Liquidity*. The settlements also place numerous requirements and restrictions on participating manufacturers' business

operations, including prohibitions and restrictions on the advertising and marketing of cigarettes and smokeless tobacco products. Among these are prohibitions of outdoor and transit brand advertising, payments for product placement, and free sampling (except in adult-only facilities). Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry's ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

In November 1998, USSTC entered into the Smokeless Tobacco Master Settlement Agreement (the "STMSA") with the attorneys general of various states and United States territories to resolve the remaining health care cost reimbursement cases initiated against USSTC. The STMSA required USSTC to adopt various marketing and advertising restrictions and make certain payments over a minimum of ten years. USSTC is the only smokeless tobacco manufacturer to sign the STMSA.

■ **Other Legislation or Governmental Initiatives:** In addition to the actions discussed above, other regulatory initiatives affecting the tobacco industry have been adopted or are being considered at the federal level and in a number of state and local jurisdictions. For example, in recent years, legislation has been introduced or enacted at the state or local level to subject tobacco products to various reporting requirements and performance standards; establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; restrict the sale of tobacco products in certain retail establishments and the sale of tobacco products in certain packing sizes; require tax stamping of moist smokeless tobacco products; require the use of state tax stamps using data encryption technology; and further restrict the sale, marketing and advertising of cigarettes and other tobacco products.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, design, packaging, marketing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States that might materially adversely affect the business and volume of our tobacco subsidiaries and our consolidated results of operations and cash flows.

■ **Governmental Investigations:** From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. Altria Group, Inc. and its subsidiaries cannot predict whether new investigations may be commenced.

■ **Tobacco Price, Availability and Quality:** Shifts in crops driven by economic conditions and adverse weather patterns, government mandated prices and production control programs may increase or decrease the cost or reduce the quality of tobacco and other agricultural products used to manufacture our products. As with other agriculture commodities, the price of tobacco leaf can be influenced by economic conditions and imbalances in supply and demand and crop quality and availability can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products and the cost of tobacco production could cause tobacco leaf prices to increase and could result in farmers growing less tobacco. Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries' profitability and business.

Operating Results

	For the Years Ended December 31,					
	Net Revenues			Operating Companies Income		
(in millions)	**2010**	2009	2008	**2010**	2009	2008
Cigarettes	**$21,631**	$20,919	$18,753	**$5,451**	$5,055	$4,866
Smokeless products	**1,552**	1,366		**803**	381	
Cigars	**560**	520	387	**167**	176	164
Total tobacco space	**$23,743**	$22,805	$19,140	**$6,421**	$5,612	$5,030

■ **Cigarettes Segment:** Effective in the first quarter of 2010, PM USA revised its cigarettes segment reporting of volume and retail share results to reflect how management evaluates segment performance. PM USA is reporting volume and retail share performance as follows: *Marlboro*; Other Premium brands, such as *Virginia Slims*, *Parliament* and *Benson & Hedges*; and Discount brands, which include *Basic, L&M* and other discount brands.

The following table summarizes cigarettes segment volume performance, which includes units sold as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and 2008 contract manufacturing for PMI (terminated in the fourth quarter of 2008), none of which, individually or in the aggregate, is material to the cigarettes segment:

	Shipment Volume For the Years Ended December 31,		
(in billion units)	**2010**	2009	2008
Marlboro	**121.9**	126.5	141.5
Other Premium	**10.3**	11.8	15.3
Discount	**8.6**	10.4	12.6
Total Cigarettes	**140.8**	148.7	169.4

The following table summarizes cigarettes segment retail share performance:

	Retail Share For the Years Ended December 31,		
	2010	2009	2008
Marlboro	**42.6%**	41.8%	41.9%
Other Premium	**3.9**	4.4	5.0
Discount	**3.3**	3.7	4.0
Total Cigarettes	**49.8%**	49.9%	50.9%

Cigarettes segment retail share results are based on data from SymphonyIRI Group/Capstone, which is a retail tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including the Internet and direct mail.

During the years ended December 31, 2010, 2009 and 2008, PM USA executed the following pricing and promotional allowance actions:

- Effective December 6, 2010, PM USA increased the list price on all of its cigarette brands by $0.08 per pack.

- Effective May 10, 2010, PM USA increased the list price on all of its cigarette brands by $0.08 per pack. In addition, PM USA cancelled its wholesale promotional allowance of $0.21 per pack on *Basic*.

- Effective October 28, 2009, PM USA increased the list price on *Marlboro*, *Basic* and *L&M* by $0.06 per pack. In addition, PM USA increased the list price on all of its other brands by $0.08 per pack.

- Effective March 9, 2009, PM USA increased the list price on *Marlboro, Parliament, Virginia Slims*, *Basic* and *L&M* by $0.71 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.81 per pack.

- Effective February 9, 2009, PM USA increased the list price on *Marlboro, Parliament, Virginia Slims, Basic* and *L&M* by $0.09 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.18 per pack.

- Effective December 29, 2008, PM USA increased its wholesale promotional allowance on *L&M* by $0.29 per pack, from $0.26 to $0.55.

- Effective December 15, 2008, PM USA reduced its wholesale promotional allowances on *Marlboro* and *Basic* by $0.05 per pack, from $0.26 to $0.21, and increased the list price on its other brands, except for *L&M,* by $0.05 per pack.

- Effective May 5, 2008, PM USA reduced its wholesale promotional allowances on *Marlboro*, *Basic* and *L&M* by $0.09 per pack, from $0.35 to $0.26, and eliminated the $0.20 per pack wholesale promotional allowance on *Parliament*. In addition, PM USA increased the list price on its other brands by $0.09 per pack.

- Effective January 7, 2008, PM USA reduced its wholesale promotional allowances on *Parliament* by $0.15 per pack from $0.35 to $0.20, and eliminated the $0.20 per pack wholesale promotional allowance on *Virginia Slims*.

The following discussion compares cigarettes segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $712 million (3.4%), reflecting higher pricing related primarily to the FET increase ($1,923 million) and lower promotional allowances, partially offset by lower volume ($1,337 million).

Operating companies income increased $396 million (7.8%), due primarily to higher list prices ($858 million), lower asset impairment, exit and implementation costs primarily related to the closure of the Cabarrus, North Carolina manufacturing facility ($155 million), lower manufacturing costs ($152 million) and lower promotional allowances, partially offset by lower volume ($632 million), higher FDA user fees ($96 million), higher marketing, administration and research costs, and higher per unit settlement charges.

Marketing, administration and research costs include PM USA's cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, including those discussed in Note 21 and Item 3. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2010, 2009 and 2008, product liability defense costs were $259 million, $220 million and $179 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect future product liability defense costs to be significantly different from product liability defense costs incurred in 2010.

For 2010, PM USA's domestic cigarette shipment volume declined 5.3% versus 2009. After adjusting primarily for changes in trade inventories, PM USA's domestic cigarette shipment volume for 2010 was estimated to be down approximately 6% versus 2009. Total cigarette category volume was down an estimated 5% in 2010 versus 2009 when adjusted primarily for changes in trade inventories.

PM USA's total premium brands (*Marlboro* and Other Premium brands) shipment volume decreased 4.4%. *Marlboro* shipment volume decreased 4.6 billion units (3.7%) to 121.9 billion units. In the Discount brands, PM USA's shipment volume decreased 16.8% reflecting brand support strategies. Shipments of premium cigarettes accounted for 93.9% of PM USA's total 2010 volume, up from 93.0% in 2009.

For 2010, *Marlboro*'s retail share increased 0.8 share points versus 2009 to 42.6%, as the brand benefited from the introductions of *Marlboro* Special Blend in the first quarter of 2010 and *Marlboro* Skyline Menthol in the fourth quarter of 2010. For 2010, total retail share for the cigarettes segment declined 0.1 share point versus 2009 to 49.8%.

The following discussion compares cigarettes segment results for the year ended December 31, 2009 with the year ended December 31, 2008.

Net revenues, which include excise taxes billed to customers, increased $2,166 million (11.6%), reflecting higher pricing related primarily to the FET increase ($5,241 million), partially offset by lower volume ($3,061 million). Net revenues for 2008 included contract volume manufactured for PMI of $298 million.

Operating companies income increased $189 million (3.9%), due primarily to higher list prices ($1,592 million), lower marketing, administration and research costs ($308 million) and lower promotional allowances ($269 million), partially offset by lower volume ($1,614 million), higher direct material and manufacturing costs ($167 million), higher exit and implementation costs ($88 million) primarily related to the previously announced closure of its Cabarrus, North Carolina manufacturing facility, an increase in per unit settlement charges ($60 million) and FDA user fees ($38 million). Lower, marketing, administration and research costs primarily reflect the cost reduction initiatives discussed above.

For 2009, PM USA's domestic cigarette shipment volume of 148.7 billion units was 12.2% lower than 2008, but was estimated to be down about 10.5% when adjusted for changes in trade inventories and calendar differences. Total cigarette category volume was down an estimated 8% when adjusted for trade inventory changes and calendar differences. The difference in PM USA's volume decline rate versus the total cigarette category is due primarily to volume lost during the period of FET-related price gap dislocation, share losses on its portfolio brands, as well as higher trade inventory declines on PM USA's brands. PM USA estimates that trade inventories for its cigarettes declined by 17% from the beginning to the end of the year. In the first quarter of 2009, the trade significantly reduced cigarette inventories in anticipation of the April 1, 2009 FET increase. In the second quarter of 2009, the trade rebuilt their inventories, but reduced them again in the second half of the year as they adjusted to lower cigarette category volume and the higher costs associated with maintaining cigarette inventories. This decline disproportionately impacted PM USA's high volume brands. PM USA's total premium brands (*Marlboro* and Other Premium brands) shipment volume decreased 11.8%. *Marlboro* shipment volume decreased 15.0 billion units (10.6%) to 126.5 billion units. In the Discount brands, PM USA's shipment volume decreased 17.4%. Shipments of premium cigarettes accounted for 93.0% of PM USA's total 2009 volume, up from 92.6% in 2008.

Marlboro's retail share for 2009 declined 0.1 share point versus 2008, driven primarily by higher levels of competitive promotional spending. *Marlboro* focused on maximizing its profitability by moderately spending targeted promotional money in response to heightened competitive spending, and grew its margins in 2009 versus 2008. PM USA also profitably reset the retail share positions of the balance of its brand portfolio, which held a relatively stable combined retail share in the second half of 2009 at a higher profit level than prior to the FET increase.

■ **Smokeless Products Segment:** Altria Group, Inc. acquired UST and its smokeless tobacco business, USSTC, on January 6, 2009. As a result, USSTC's financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.'s 2009 consolidated and segment results. In addition, the smokeless products segment includes PM USA's smokeless products.

The following table summarizes smokeless products segment volume performance (full year results):

	Shipment Volume For the Years Ended December 31,		
(cans and packs in millions)	2010	2009	2008
Copenhagen	**327.5**	280.6	276.9
Skoal	**274.4**	265.4	271.8
Copenhagen and *Skoal*	**601.9**	546.0	548.7
Red Seal/Other	**122.5**	99.6	112.7
Total Smokeless products	**724.4**	645.6	661.4

Volume includes cans and packs sold, as well as promotional units but excludes international volume, which is not material to the smokeless products segment. Additionally, 2009 volume includes 10.9 million cans of domestic volume shipped by USSTC prior to the UST acquisition. Other includes USSTC and PM USA smokeless products. Volume from 2008 represents only domestic volume shipped by USSTC prior to the UST acquisition.

New types of smokeless products, as well as new packaging configurations of existing smokeless products, may or may not be equivalent to existing MST products on a can for can basis. USSTC and PM USA have assumed the following equivalent ratios to calculate volumes of cans and packs shipped:

- One pack of snus, irrespective of the number of pouches in the pack, is equivalent to one can of MST;
- One can of *Skoal* Slim Can pouches is equivalent to a 0.53 can of MST; and
- All other products are considered to be equivalent on a can for can basis.

If assumptions regarding these equivalent ratios change, it may result in a change to these reported results.

The following table summarizes smokeless products segment retail share performance (full year results, excluding international volume):

	Retail Share For the Years Ended December 31,	
	2010	2009
Copenhagen	**25.6%**	23.6%
Skoal	**22.4**	23.6
Copenhagen and *Skoal*	**48.0**	47.2
Red Seal/Other	**7.3**	7.4
Total Smokeless products	**55.3%**	54.6%

Smokeless products segment retail share performance is based on data from SymphonyIRI Group ("Symphony IRI")

InfoScan Smokeless Tobacco Database for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes, which tracks smokeless products market share performance based on the number of cans and packs sold.

Smokeless products is defined as moist smokeless and spit-less tobacco products. Other includes USSTC and PM USA smokeless tobacco products. It is SymphonyIRI's standard practice to periodically refresh its InfoScan syndicated services, which could restate retail share results that were previously released.

New types of smokeless products, as well as new packaging configurations of existing smokeless products, may or may not be equivalent to existing MST products on a can for can basis. USSTC and PM USA have made the following assumptions for calculating retail share:

- One pack of snus, irrespective of the number of pouches in the pack, is equivalent to one can of MST; and
- All other products are considered to be equivalent on a can for can basis.

If assumptions regarding these equivalent ratios change, it may result in a change to these reported results.

During the years ended December 31, 2010 and 2009, USSTC executed the following pricing actions:

- Effective May 28, 2010, USSTC increased the list prices on substantially all of its brands by $0.10 per can.
- Effective March 29, 2009, USSTC announced a national wholesale incentive program that lowered the list price of some of USSTC's brands, including *Copenhagen* and *Skoal*, by $0.62 per can.

The following discussion compares smokeless products segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $186 million (13.6%), due primarily to higher volume ($175 million) and lower sales returns and promotional allowances, partially offset by list price reductions.

Operating companies income increased $422 million (100+%), due primarily to lower asset impairment, exit, integration and UST acquisition-related costs ($227 million), higher volume ($135 million), lower marketing, administration and research costs ($77 million) reflecting cost savings, and lower sales returns and promotional allowances, partially offset by list price reductions and higher manufacturing costs.

For 2010, USSTC and PM USA's combined domestic smokeless products shipment volume increased 12.2% versus 2009, due primarily to category growth, retail share growth and trade inventory changes. After adjusting primarily for trade inventory changes, USSTC and PM USA's combined domestic smokeless products shipment volume for the year ended December 31, 2010 was estimated to be up approximately 8% versus 2009. USSTC and PM USA believe that the smokeless category's volume grew at an estimated rate of approximately 7% for 2010 versus 2009.

USSTC and PM USA's combined retail share of smokeless products increased 0.7 share points versus 2009 to 55.3%, driven primarily by *Copenhagen* and the national introduction of *Marlboro* Snus, partially offset by share declines on *Skoal*. *Copenhagen* and *Skoal*'s combined retail share increased 0.8 share points versus 2009. *Copenhagen*'s retail share increased 2.0 share points versus 2009 to 25.6%. *Copenhagen* benefited from USSTC's introductions of *Copenhagen* Long Cut Wintergreen in the fourth quarter of 2009, *Copenhagen* Long Cut Straight and Extra Long Cut Natural at the end of the first quarter of 2010 and *Copenhagen* Black in the fourth quarter of 2010, which was offered for a limited time only, as well as other brand-building programs. *Skoal*'s retail share declined 1.2 share points versus 2009 to 22.4% as the brand's performance continued to be impacted by the *Copenhagen* and *Marlboro* Snus product introductions and competitive activity. USSTC is introducing ten new *Skoal* products nationally in the first quarter of 2011. USSTC believes that these launches, along with other brand-building initiatives, will improve *Skoal*'s performance. PM USA continues to build awareness and trial of *Marlboro* Snus among adult cigarette smokers, and introduced two new snus varieties in January 2011.

The following is a discussion of smokeless products segment results for the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, were $1,366 million. Operating companies income was $381 million. Results were negatively impacted by costs related primarily to the acquisition of UST. These costs primarily consisted of employee separation costs ($166 million), asset impairments ($27 million), integration costs ($43 million) and inventory adjustments ($15 million), as well as costs associated with PM USA's smokeless products, and actions taken to enhance the value equation on USSTC's MST brands.

The smokeless products segment domestic shipment volume for the period January 6 through December 31, 2009 was 634.7 million units. Including the volume of 10.9 million cans shipped from January 1 through January 5, 2009, which was prior to the acquisition of UST, total volume for the full year ended December 31, 2009 was 645.6 million units. The smokeless products segment domestic shipment volume for 2009 (full year results) declined 2.4% versus 2008, due primarily to changes in trade inventories. USSTC believes disproportionate trade inventory declines on its products were due to a number of factors, including the discontinuation of multi-can promotional deals and its *Rooster* brand, and the change in the shipping unit from ten to five can rolls. These volume declines were partially offset by the introduction of *Copenhagen* Long Cut Wintergreen in November 2009.

After adjusting for trade inventory changes, pipeline volume for the expansion of *Marlboro* snus and the discontinuation of USSTC's *Rooster* brand, the smokeless products segment shipment volume for 2009 was estimated to be up approximately 1%. USSTC believes that the overall smokeless category's volume grew at an estimated rate of approximately 7% in 2009.

In the fourth quarter of 2009, USSTC and PM USA's combined retail share of smokeless products increased 0.9 share points to 54.6% versus 53.7% for the third quarter of 2009. *Copenhagen*'s retail share grew 1.4 share points to 24.6% versus 23.2% for the third quarter of 2009 as the brand benefited from the introduction of *Copenhagen* Long Cut Wintergreen. *Skoal*'s retail share declined 0.2 share points to 23.3% versus 23.5% in the third quarter of 2009.

■ **Cigars Segment:** The cigars segment's shipment volume, retail share and financial results for the full year of 2010 were negatively impacted by events in the aftermath of the 2009 FET increase on tobacco products. Middleton observed increased competitive activity, including significantly higher levels of imported, low-priced machine-made large cigars. Middleton responded with promotional investments to defend its position in the marketplace.

The following table summarizes cigars segment volume performance:

	Shipment Volume For the Years Ended December 31,		
(units in millions)	**2010**	**2009**	**2008**
Black & Mild	**1,222**	1,228	1,266
Other	**24**	31	41
Total Cigars	**1,246**	1,259	1,307

The following table summarizes cigars segment retail share performance:

	Retail Share For the Years Ended December 31,		
	2010	**2009**	**2008**
Black & Mild	**28.5%**	29.8%	28.8%
Other	**0.4**	0.6	0.7
Total Cigars	**28.9%**	30.4%	29.5%

Cigars segment retail share results are based on data from SymphonyIRI InfoScan Cigar Database for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes, which tracks machine-made large cigars market share performance. Middleton defines machine-made large cigars as cigars made by machine that weigh greater than three pounds per thousand, except cigars sold at retail in packages of 20 cigars. This service was developed to provide a representation of retail business performance in key trade channels. It is SymphonyIRI's standard practice to periodically refresh its InfoScan syndicated services, which could restate retail share results that were previously released.

During the years ended December 31, 2010, 2009 and 2008 Middleton executed the following pricing actions:

- Effective November 15, 2010, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.09 per five-pack.

- Effective January 11, 2010, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.18 per five-pack.

- Effective March 4, 2009, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.40 per five-pack.

- Effective February 11, 2009, Middleton increased the list price on all of its brands by approximately $0.20 per five-pack.

- Effective January 28, 2009, Middleton increased the list price on substantially all of its brands by $0.08 per five-pack.

- Effective September 02, 2008, Middleton increased the list price on substantially all of its brands by approximately $0.07 per five-pack.

- Effective February 18, 2008, Middleton increased the list price on substantially all of its brands by approximately $0.07 per five-pack.

The following discussion compares cigars segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $40 million (7.7%), reflecting higher pricing related primarily to the FET increase, partially offset by higher promotional allowances.

Operating companies income decreased $9 million (5.1%), due primarily to higher promotional allowances ($37 million) and higher manufacturing costs ($12 million), partially offset by higher pricing ($33 million) and lower integration costs.

For 2010, Middleton's cigar volume decreased 1.0% versus 2009 to 1,246 million units due primarily to *Black & Mild*'s share performance. After adjusting primarily for changes in trade inventories, Middleton's shipment volume was estimated to be down approximately 4% versus 2009. Middleton estimates that the machine-made large cigar category's volume grew approximately 2% for 2010.

For 2010, Middleton's retail share decreased 1.5 share points versus 2009 to 28.9%. *Black & Mild*'s retail share decreased 1.3 share points versus 2009 to 28.5% due primarily to heightened competitive activity. On a sequential basis, *Black & Mild*'s second half of 2010 retail share increased 1.2 share points versus the first half of 2010 to 29.1%, as the brand benefited from the introduction of *Black & Mild* Royale and other brand-building initiatives. Middleton plans to continue building *Black & Mild*'s marketplace position in 2011 with new products and other initiatives.

The following discussion compares cigars segment operating results for the year ended December 31, 2009 with the year ended December 31, 2008.

Net revenues, which include excise taxes billed to customers, increased $133 million (34.4%), reflecting higher pricing related primarily to the FET increase ($148 million), partially offset by lower volume ($15 million).

Operating companies income increased $12 million (7.3%), due primarily to higher pricing ($45 million) and lower integration costs ($9 million), partially offset by higher manufacturing costs primarily related to new products ($22 million), lower volume ($12 million) and higher marketing, administration and research costs ($8 million).

For 2009, Middleton's cigar shipment volume declined 3.6% versus 2008, due primarily to declines in trade inventories. Middleton believes that trade inventory declines on its products were due partially to the movement to the more efficient Altria Sales & Distribution system, which significantly reduced wholesale delivery lead times. After adjusting for changes in trade inventories, Middleton's shipment volume was estimated to be up slightly for 2009. Middleton believes that the machine-made large cigars category's growth slowed after the FET increase, resulting in a category that slightly declined.

Middleton achieved strong retail share results for 2009 behind the strength of its leading brand, *Black & Mild*. Middleton achieved a 30.4% retail share of the machine-made large cigars segment for 2009, up 0.9 share points versus 2008. *Black & Mild*'s retail share increased 1.0 share points in 2009 versus 2008 to 29.8% of the machine-made large cigar segment.

Wine Segment

Business Environment

Ste. Michelle is a leading producer of Washington state wines, primarily *Chateau Ste. Michelle* and *Columbia Crest*, and owns wineries in or distributes wines from several other wine regions. As discussed in Note 21 and Item 3, Ste. Michelle holds an 85% ownership interest in Michelle-Antinori, LLC, which owns *Stag's Leap Wine Cellars* in Napa Valley. Ste. Michelle also owns *Conn Creek* in Napa Valley and *Erath* in Oregon. In addition, Ste. Michelle distributes *Antinori* and *Villa Maria Estate* wines and *Champagne Nicolas Feuillatte* in the United States. A key element of Ste. Michelle's strategy is expanded domestic distribution of its wines, especially in certain account categories such as restaurants, wholesale clubs, supermarkets, wine shops and mass merchandisers.

Ste. Michelle's business is subject to significant competition, including competition from many larger, well-established domestic and international companies, as well as from many smaller wine producers. Wine segment competition is primarily based on quality, price, consumer and trade wine tastings, competitive wine judging, third-party acclaim and advertising.

Federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. Further regulatory restrictions or additional excise or other taxes on the manufacture and sale of alcoholic beverages may have an adverse effect on Ste. Michelle's wine business.

Operating Results

Altria Group, Inc. acquired UST and its premium wine business, Ste. Michelle, on January 6, 2009. As a result, Ste. Michelle's financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.'s consolidated and segment results for the year ended December 31, 2009.

	For the Years Ended December 31,	
(in millions)	2010	2009
Net revenues	**$459**	$403
Operating companies income	**$ 61**	$ 43

The following table summarizes wine segment case shipment volume performance. Volume from 2008 represents volume shipped by Ste. Michelle prior to the UST acquisition.

	Shipment Volume For the Years Ended December 31,		
(cases in thousands)	2010	2009	2008
Chateau Ste. Michelle	**2,338**	2,034	1,931
Columbia Crest	**2,054**	1,968	2,137
Other	**2,289**	2,003	2,066
Total Wine	**6,681**	6,005	6,134

The following table summarizes Ste. Michelle's and the total wine industry's retail unit volume change:

	Retail Unit Volume Change For the Years Ended December 31,	
	2010	2009
Ste. Michelle	**5.6%**	6.7%
Total Wine Industry	**3.0%**	0.2%

Retail unit volume percentage change is based on data from The Nielsen Company ("Nielsen") and its Nielsen Total Wine Database – U.S. Food, Drug & Liquor, which tracks retail metrics in the wine space. It is Nielsen's standard practice to periodically refresh its syndicated databases, which could restate retail metrics that were previously released. Ste. Michelle's retail unit volume includes *Villa Maria Estate* in 2010 and excludes it in 2009. Ste. Michelle gained distribution rights to *Villa Maria Estate* in 2010.

The following discussion compares wine segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $56 million (13.9%), due primarily to higher volume.

Operating companies income increased $18 million (41.9%), due primarily to higher volume ($23 million) and lower exit, integration, and UST acquisition-related costs, partially offset by higher marketing, administration and research costs.

Ste. Michelle's wine shipment volume for 2010 increased 11.3% versus 2009 due primarily to higher off-premise channel volume that includes supermarkets, liquor stores and wholesale clubs, as well as higher on-premise channel volume that includes restaurants and bars. Full-year volume results were also positively impacted by calendar differences. After adjusting for calendar differences, Ste. Michelle's wine ship-

ment volume for 2010 was estimated to be up 9.8% versus 2009.

During 2010, Ste. Michelle's retail unit volume increased 5.6% versus 2009. The total wine industry's retail unit volume for 2010 increased 3.0% versus 2009.

The following is a discussion of wine segment results for the year ended December 31, 2009.

Net revenues for the wine segment were $403 million. Operating companies income was $43 million, which included pre-tax charges of $30 million related to the UST acquisition, consisting of inventory adjustments, exit and integration costs.

Ste. Michelle's wine shipment volume of 6.0 million cases was 2.1% lower than 2008. This decrease was due primarily to wholesale inventory reductions, and lower on-premise channel volume that includes restaurants and bars. In addition, Ste. Michelle's wine shipment volume was negatively impacted by the suspension of shipments during the first week of January 2009 to take inventory prior to the closing of the UST acquisition, and wholesalers built inventories in the last few weeks of 2008 in advance of this suspension.

In 2009, Ste. Michelle's retail volume increased 6.7% versus 2008. The total wine industry's retail volume for 2009 increased 0.2% versus 2008.

Financial Services Segment

Business Environment

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC's operating companies income will fluctuate over time as investments mature or are sold. During 2010, 2009 and 2008, proceeds from asset sales, lease maturities and bankruptcy recoveries totaled $312 million, $793 million and $403 million, respectively, and gains included in operating companies income totaled $72 million, $257 million and $87 million, respectively.

The credit quality of PMCC's investments in finance leases at December 31, 2010 and 2009 was as follows:

(in millions)	2010	2009
Credit Rating by Standard & Poor's/Moody's:		
"AAA/Aaa" to "A-/A3"	**$2,343**	$2,336
"BBB+/Baa1" to "BBB-/Baa3"	**1,148**	1,424
"BB+/Ba1" and Lower	**1,213**	1,309
Total	**$4,704**	$5,069

The activity in the allowance for losses on finance assets for the years ended December 31, 2010, 2009 and 2008 was as follows:

(in millions)	2010	2009	2008
Balance at beginning of year	**$266**	$304	$204
Increase to provision		15	100
Amounts written-off	**(64)**	(53)	
Balance at end of year	**$202**	$266	$304

PMCC has assessed its allowance for losses for its entire portfolio, and believes that the allowance for losses of $202 million is adequate. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees and their respective industries, and may have to increase its allowance for losses if such conditions worsen. All PMCC lessees were current on their lease payment obligations as of December 31, 2010.

PMCC leased, under several lease arrangements, various types of automotive manufacturing equipment to GM, which filed for bankruptcy on June 1, 2009. As of the date of the bankruptcy filing, PMCC stopped recording income on its $214 million investment in finance leases from GM. During 2009, GM rejected one of the leases, which resulted in a $49 million write-off against PMCC's allowance for losses, lowering the investment in finance leases balance from GM to $165 million. General Motors LLC ("New GM"), which is the successor of GM's North American automobile business, agreed to assume nearly all the remaining leases under the same terms as GM, except for a rebate of a portion of future rents. The assignment of the leases to New GM was approved by the bankruptcy court and became effective in March 2010. During the first quarter of 2010, GM rejected another lease that was not assigned to New GM. The impact of the rent rebates and the 2010 lease rejection resulted in a $64 million write-off against PMCC's allowance for losses in the first quarter of 2010. In the first quarter of 2010, PMCC participated in a transaction pursuant to which the equipment related to the rejected leases was sold to New GM. These transactions resulted in an acceleration of deferred taxes of $34 million in 2010. As of December 31, 2010, PMCC's investment in finance leases from New GM was $101 million.

During the second quarter of 2010, PMCC completed the replacement of Ambac Assurance Corporation ("Ambac") in the one remaining lease transaction with indirect exposure to this credit support provider whose credit rating remained below investment grade. Ambac was replaced by a company rated "AA+/Aa1" by Standard & Poor's Ratings Services ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's"), respectively. PMCC has no remaining exposure to Ambac.

On January 5, 2010, Mesa Airlines, Inc. ("Mesa") filed for Chapter 11 bankruptcy protection. At the bankruptcy date, PMCC's portfolio included five aircraft under leveraged leases with Mesa with a finance asset balance of $21 million. PMCC's interest in these leases was secured by letters of credit. Upon the bankruptcy filing, PMCC drew on the letters of credit and recovered its outstanding investment.

During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio, including its exposure to GM. During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

See Note 21 and Item 3 for a discussion of the IRS's disallowance of certain tax benefits pertaining to several PMCC leveraged lease transactions.

Operating Results

	For the Years Ended December 31,					
	Net Revenues			Operating Companies Income		
(in millions)	2010	2009	2008	2010	2009	2008
Financial services	**$161**	$348	$216	**$157**	$270	$71

PMCC's net revenues for 2010 decreased $187 million (53.7%) from 2009. PMCC's operating companies income for 2010 decreased $113 million (41.9%) from 2009. The decreases were due primarily to lower gains on asset sales in 2010.

PMCC's net revenues for 2009 increased $132 million (61.1%) from 2008, due primarily to higher gains on asset sales, partially offset by lower lease revenues as a result of lower investment balances. PMCC's operating companies income for 2009 increased $199 million (100+%) from 2008, due primarily to higher gains on asset sales and a lower increase to the allowance for losses, partially offset by lower lease revenues.

Financial Review

Net Cash Provided by Operating Activities, Continuing Operations

During 2010, net cash provided by operating activities was $2.8 billion compared with $3.4 billion during 2009. The decrease in cash provided by operating activities was due primarily to a payment of approximately $945 million for taxes and associated interest in July 2010 to the IRS associated with certain leveraged lease transactions entered into by PMCC in 1996 through 2003, and higher interest payments in 2010 due to the issuance of senior unsecured long-term notes in February 2009, partially offset by lower settlement payments in 2010 and higher tax payments in 2009 related to finance asset sales. For further discussion of PMCC leveraged lease transactions, see Note 21 and Item 3.

During 2009, net cash provided by operating activities on a continuing operations basis was $3.4 billion, compared with $3.2 billion during 2008. The increase in cash provided by operating activities was due primarily to lower income taxes paid during 2009.

Altria Group, Inc. had a working capital deficit at December 31, 2010 and December 31, 2009 due to its decision to maintain lower cash on hand than during previous periods.

Net Cash Provided by (Used in) Investing Activities, Continuing Operations

Altria Group, Inc. and its subsidiaries from time to time consider acquisitions as evidenced by the acquisition of UST in January 2009. For further discussion, see Note 3.

During 2010, net cash provided by investing activities was $259 million, compared with net cash used of $9.8 billion during 2009. This change was due primarily to the acquisition of UST in January 2009 and lower capital expenditures in 2010, partially offset by lower proceeds from finance asset sales during 2010.

During 2009, net cash used in investing activities on a continuing operations basis was $9.8 billion, compared with net cash provided of $796 million during 2008. This change was due primarily to the acquisition of UST in January 2009 and proceeds from the sale of Altria Group, Inc.'s corporate headquarters building in New York City during 2008, partially offset by higher proceeds from finance asset sales in 2009.

Capital expenditures for 2010 decreased 38.5% to $168 million. Capital expenditures for 2011 are expected to be approximately $200 million, and are expected to be funded from operating cash flows.

Net Cash Provided by (Used in) Financing Activities, Continuing Operations

During 2010, net cash used in financing activities was $2.6 billion compared with net cash provided of $276 million during 2009. This change was due primarily to lower net issuances of debt and a higher dividend rate during 2010.

During 2009, net cash provided by financing activities on a continuing operations basis was $276 million, compared with net cash used of $937 million during 2008. This change was due primarily to the following:

- lower dividends paid on common stock during 2009 as a result of the PMI spin-off;
- cash used in 2008 to repurchase common stock pursuant to Altria Group, Inc.'s $4.0 billion (2008-2010) share repurchase program, which was suspended in September 2009;
- debt tender offers during the first quarter of 2008 which resulted in the repayment of debt, as well as the payment of tender and consent fees; and
- a payment of $449 million to PMI during 2008 as a result of the spin-off related modifications to Altria Group, Inc. stock awards;

partially offset by:

- dividends received from PMI during the first quarter of 2008; and
- lower issuances of long-term debt during 2009.

Debt and Liquidity

Credit Ratings: Altria Group, Inc.'s cost and terms of financing and its access to commercial paper markets may be impacted by applicable credit ratings. Under the terms of certain of Altria Group, Inc.'s existing debt instruments, a change in a credit rating could result in an increase or a decrease of the cost of borrowings. For instance, the interest rate payable on certain of Altria Group, Inc.'s outstanding notes is subject to adjustment from time to time if the rating assigned to the notes of such series by Moody's or Standard & Poor's is downgraded (or subsequently upgraded) as and to the extent set forth in the notes. The impact of credit ratings on the cost of borrowings under Altria Group, Inc.'s credit agreements is discussed below.

At December 31, 2010, the credit ratings and outlook for Altria Group, Inc.'s indebtedness by major credit rating agencies were:

	Short-term Debt	Long-term Debt	Outlook
Moody's	P-2	Baa1	Stable*
Standard & Poor's	A-2	BBB	Stable
Fitch	F2	BBB+	Stable

* Moody's outlook reflects a change to "Stable" from the "Negative" outlook that was reported in Altria Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009. Moody's announced this change on May 7, 2010.

Credit Lines: From time to time, Altria Group, Inc. has short-term borrowing needs to meet its working capital requirements and generally uses its commercial paper program to meet those needs. At December 31, 2010, 2009 and 2008, Altria Group, Inc. had no short-term borrowings outstanding.

For the years ended December 31, 2010, 2009 and 2008, Altria Group, Inc.'s average daily short-term borrowings, peak short-term borrowings outstanding and weighted-average interest rate on short-term borrowings were as follows:

(dollars in millions)	2010	2009	2008
Average daily short-term borrowings	**$ 186**	$ 761	$ 467
Peak short-term borrowings outstanding	**$1,419**	$4,307	$1,969
Weighted-average interest rate on short-term borrowings	**0.39%**	2.10%	3.03%

Peak borrowings for 2010 and 2008 were due primarily to payments related to State Settlement Agreements as further discussed in *Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation*, *Tobacco Space – Business Environment*, Note 21 and Item 3. Peak borrowings for 2008 were also impacted by the timing of share repurchases. Peak borrowings for 2010 and 2008 were repaid with cash provided by operating activities. Peak borrowings for 2009 represented borrowings under a 364-day term bridge loan facility related to the acquisition of UST as further discussed in Note 3.

At December 31, 2010, the credit lines for Altria Group, Inc. and related activity were as follows:

(in billions) Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-Day Agreement	**$0.6**	**$ —**	**$ —**	**$0.6**
3-Year Agreement	**2.4**			**2.4**
	$3.0	**$ —**	**$ —**	**$3.0**

At December 31, 2010, Altria Group, Inc. had in place a senior unsecured 364-day revolving credit agreement (the "364-Day Agreement") and a senior unsecured 3-year revolving credit agreement (the "3-Year Agreement" and, together with the 364-Day Agreement, the "Revolving Credit Agreements"). Altria Group, Inc. entered into the 364-Day Agreement on November 17, 2010. This agreement provides for borrowings up to an aggregate principal amount of $0.6 billion and expires on November 16, 2011. The 364-Day Agreement replaced Altria Group, Inc.'s previous $0.6 billion senior unsecured 364-day revolving credit agreement, which was terminated effective November 17, 2010. The 3-Year Agreement provides for borrowings up to an aggregate principal amount of $2.4 billion and expires on November 20, 2012. Altria Group, Inc. expects to replace the Revolving Credit Agreements prior to each expiration in amounts and maturities, and on other terms and conditions reflective of market conditions at that time. Pricing under the Revolving Credit Agreements may be modified in the event of a change in the rating of Altria Group, Inc.'s long-term senior unsecured debt. Interest rates on borrowings under the Revolving Credit Agreements will be based on the London Interbank Offered Rate ("LIBOR") plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 364-Day Agreement are 1.0% and 2.25%, respectively. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 3-Year Agreement are 2.0% and 4.0%, respectively. The Revolving Credit Agreements do not include any other rating triggers, nor do they contain any provisions that could require the posting of collateral.

The Revolving Credit Agreements are used for general corporate purposes and to support Altria Group, Inc.'s commercial paper issuances. The Revolving Credit Agreements require that Altria Group, Inc. maintain (i) a ratio of debt to consolidated EBITDA of not more than 3.0 to 1.0 and (ii) a ratio of consolidated EBITDA to consolidated interest expense of not less than 4.0 to 1.0, each calculated as of the end of the applicable quarter on a rolling four-quarters basis. At December 31, 2010, the ratios of debt to consolidated EBITDA and consolidated EBITDA to consolidated interest expense, calculated in accordance with the Revolving Credit Agreements, were 1.7 to 1.0 and 6.2 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Revolving Credit Agreements. The terms "consolidated EBITDA," "debt" and "consolidated interest expense" as defined in the Revolving Credit Agreements include certain adjustments. Exhibit 99.3 to Altria Group, Inc.'s 2010 Form 10-K sets forth the definitions of these terms as they appear in the Revolving Credit Agreements.

Any commercial paper issued by Altria Group, Inc. and borrowings under the Revolving Credit Agreements are fully and unconditionally guaranteed by PM USA as further discussed in Note 22. *Condensed Consolidating Financial Information* to the consolidated financial statements ("Note 22").

Financial Market Environment: Altria Group, Inc. believes it has adequate liquidity and access to financial resources to meet its anticipated obligations in the foreseeable future. Altria Group, Inc. continues to monitor the credit quality of its bank group and is not aware of any potential non-performing credit provider in that group. Altria Group, Inc. believes the

lenders in its bank group will be willing and able to advance funds in accordance with their legal obligations.

Debt: Altria Group, Inc.'s total debt, all of which is consumer products debt, was $12.2 billion and $12.0 billion, at December 31, 2010 and December 31, 2009, respectively.

As discussed in Note 11, during 2010, Altria Group, Inc. issued $1.0 billion (aggregate principal amount) of 4.125% senior unsecured long-term notes due in September 2015, which consisted of $800 million issued in June 2010 and $200 million issued in August 2010. Interest on each issuance will be paid semiannually, with interest accruing from June 2010. The net proceeds from the issuance of these senior unsecured notes were added to Altria Group, Inc.'s general funds, which may be used to meet working capital requirements, refinance debt or for general corporate purposes.

In June 2010, Altria Group, Inc.'s $775 million 7.125% notes matured and were repaid.

All debt was fixed-rate debt at December 31, 2010 and 2009. The weighted-average coupon interest rate on total debt was approximately 8.8% and 9.0% at December 31, 2010 and 2009, respectively. For further details on long-term debt, see Note 11.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees and Redeemable Noncontrolling Interest: As discussed in Note 21 and Item 3, Altria Group, Inc. had guarantees (including third-party guarantees) and a redeemable noncontrolling interest outstanding at December 31, 2010. In addition, as discussed in Note 22, PM USA has issued guarantees related to Altria Group, Inc.'s indebtedness.

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.'s contractual obligations at December 31, 2010:

	Payments Due				
(in millions)	Total	2011	2012-2013	2014-2015	2016 and Thereafter
Long-term debt[1]	$12,226	$ —	$2,059	$1,525	$ 8,642
Interest on borrowings[2]	13,768	1,082	2,104	1,757	8,825
Operating leases[3]	303	57	83	44	119
Purchase obligations[4]:					
Inventory and production costs	1,934	647	744	322	221
Other	697	458	170	69	
	2,631	1,105	914	391	221
Other long-term liabilities[5]	3,180	346	331	750	1,753
	$32,108	$2,590	$5,491	$4,467	$19,560

(1) Amounts represent the expected cash payments of Altria Group, Inc.'s long-term debt, all of which is consumer products debt.

(2) Amounts represent the expected cash payments of Altria Group, Inc.'s interest expense on its long-term debt. Interest on Altria Group, Inc.'s debt, which is all fixed-rate debt at December 31, 2010, is presented using the stated coupon interest rate. Amounts exclude the amortization of debt discounts and premiums, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(3) Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5) Other long-term liabilities consist of accrued postretirement health care costs and certain accrued pension costs. The amounts included in the table above for accrued pension costs consist of a voluntary $200 million contribution made on January 7, 2011 as well as the actuarially determined anticipated minimum funding requirements for each year from 2012 through 2015. Contributions beyond 2015 cannot be reasonably estimated and, therefore, are not included in the table above. In addition, the following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued postemployment costs, income taxes and tax contingencies, and other accruals. Altria Group, Inc. is unable to estimate the timing of payments for these items.

The State Settlement Agreements and related legal fee payments, payments for tobacco growers and FDA user fees, as discussed below and in Note 21 and Item 3, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. Litigation escrow deposits, as discussed below and in Note 21 and Item 3, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation: As discussed previously and in Note 21 and Item 3, PM USA has entered into State Settlement Agreements with the states and territories of the United States and also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA's obligations under this trust expired on December 15, 2010 (these obligations had been offset by the obligations imposed on PM USA by FETRA, which expires in 2014). USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the FDA as a result of the FSPTCA. The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.'s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State

Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.'s subsidiaries recorded charges to cost of sales for the years ended December 31, 2010, 2009 and 2008 of $5.0 billion, $5.0 billion and $5.5 billion, respectively.

Based on current agreements, 2010 market share, and historical annual industry volume decline rates, the estimated amounts that Altria Group, Inc.'s subsidiaries may charge to cost of sales for these payments will approximate $5 billion in 2011 and each year thereafter.

The estimated amounts due under the State Settlement Agreements and FETRA charged to cost of sales in each year would generally be paid in the following year. The amounts charged to cost of sales for the FDA user fees are paid in the quarter in which the fees are incurred. As previously stated, the payments due under the terms of the State Settlement Agreements, FETRA and FDA user fees are subject to adjustment for several factors, including volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer's market share. Future payment amounts are estimates, and actual amounts will differ as underlying assumptions differ from actual future results. See Note 21 and Item 3 for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003 to 2009.

Litigation Escrow Deposits: With respect to certain adverse verdicts currently on appeal, as of December 31, 2010, PM USA has posted various forms of security totaling approximately $103 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheet.

Although litigation is subject to uncertainty and could result in material adverse consequences for the financial condition, cash flows or results of operations of PM USA, UST or Altria Group, Inc. in a particular fiscal quarter or fiscal year as more fully disclosed in Note 21, Item 3, and in *Cautionary Factors That May Affect Future Results*, management expects cash flow from operations, together with Altria Group, Inc.'s access to capital markets, to provide sufficient liquidity to meet ongoing business needs.

Equity and Dividends

As discussed in Note 1, on March 28, 2008, Altria Group, Inc. distributed all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution. The PMI distribution resulted in a net decrease to Altria Group, Inc.'s total stockholders' equity of $14.7 billion on March 28, 2008.

As discussed in Note 13. *Stock Plans* to the consolidated financial statements, during 2010 Altria Group, Inc. granted 2.6 million shares of restricted and deferred stock to eligible employees.

At December 31, 2010, the number of shares to be issued upon exercise of outstanding stock options and vesting of deferred stock was 4.2 million, or 0.2% of shares outstanding.

Dividends paid in 2010 and 2009 were approximately $3.0 billion and $2.7 billion, respectively, an increase of 9.8%, primarily reflecting a higher dividend rate.

On February 24, 2010, Altria Group, Inc.'s Board of Directors approved a 2.9% increase in the quarterly dividend to $0.35 per common share from $0.34 per common share. On August 27, 2010, Altria Group, Inc.'s Board of Directors approved an additional 8.6% increase in the quarterly dividend to $0.38 per common share, resulting in an aggregate quarterly dividend rate increase of 11.8% since the beginning of 2010. These increases are consistent with Altria Group, Inc.'s dividend payout ratio target of approximately 80% of its adjusted diluted EPS, which was increased from 75% in January 2010. The current annualized dividend rate is $1.52 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.'s Board of Directors.

Dividends paid in 2009 and 2008 were $2.7 billion and $4.4 billion, respectively, a decrease of 39.2%, primarily reflecting an adjusted dividend rate as a result of the PMI spin-off. Following the PMI spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and PMI shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the PMI spin-off.

In January 2011, Altria Group, Inc.'s Board of Directors authorized a new $1.0 billion one-year share repurchase program. Share repurchases under this program depend upon marketplace conditions and other factors. The share repurchase program remains subject to the discretion of Altria Group, Inc.'s Board of Directors.

During the second quarter of 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share pursuant to its $4.0 billion (2008 to 2010) share repurchase program. No shares were repurchased during 2010 or 2009 under this share repurchase program, which was suspended in September 2009. The new share repurchase program replaces the suspended program.

Market Risk

As discussed in Note 20. *Financial Instruments* to the consolidated financial statements, derivative financial instruments are used periodically by Altria Group, Inc., and its subsidiaries principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not

occur, the gain or loss would be recognized in earnings currently. Altria Group, Inc. had no derivative activity during the year ended December 31, 2010. During the years ended December 31, 2009 and 2008, ineffectiveness related to fair value hedges and cash flow hedges was not material.

Interest Rate Sensitive Financial Instruments: At December 31, 2010 and 2009, the fair value of Altria Group, Inc.'s total debt was $15.5 billion and $14.4 billion, respectively. The fair value of Altria Group, Inc.'s debt is subject to fluctuations resulting from changes in market interest rates. A 1% increase in market interest rates at December 31, 2010 and 2009, would decrease the fair value of Altria Group, Inc.'s total debt by approximately $1.0 billion and $0.9 billion, respectively. A 1% decrease in market interest rates at December 31, 2010 and 2009, would increase the fair value of Altria Group, Inc.'s total debt by approximately $1.1 billion and $1.0 billion, respectively.

Interest rates on borrowings under the Revolving Credit Agreements will be based on the LIBOR plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 364-Day Agreement are 1.0% and 2.25%, respectively. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2010 for the 3-Year Agreement are 2.0% and 4.0%, respectively. At December 31, 2010 Altria Group, Inc. had no borrowings under its Revolving Credit Agreements.

Contingencies

See Note 21 and Item 3 for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We* may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to security holders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "forecasts," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Altria Group, Inc.'s securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the "Business Environment" sections preceding our discussion of operating results of our subsidiaries' businesses. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

- **Tobacco-Related Litigation:** Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related litigation are significant and, in certain cases, range in the billions of dollars. The variability in pleadings, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. In certain cases, plaintiffs claim that defendants' liability is joint and several. In such cases, Altria Group, Inc. or its subsidiaries may face the risk that one or more co-defendants decline or otherwise fail to participate in the bonding required for an appeal or to pay their proportionate or jury-allocated share of a judgment. As a result, Altria Group, Inc. or its subsidiaries under certain circumstances may have to pay more than their proportionate share of any bonding- or judgment-related amounts.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 43 states now limit the dollar amount of bonds or require no bond at all. As discussed in Note 21 and Item 3, tobacco litigation plaintiffs have challenged the constitutionality of Florida's bond cap

* This section uses the terms "we," "our" and "us" when it is not necessary to distinguish among Altria Group, Inc. and its various operating subsidiaries or when any distinction is clear from the context.

statute in several cases and plaintiffs may challenge other state bond cap statutes. Although we cannot predict the outcome of such challenges, it is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome of one or more such challenges.

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so. See Note 21, Item 3 and Exhibits 99.1 and 99.2 to Altria Group Inc.'s 2010 Form 10-K for a discussion of pending tobacco-related litigation.

■ **Tobacco Regulation and Control Action in the Public and Private Sectors:** Our tobacco subsidiaries face significant governmental action, including efforts aimed at reducing the incidence of tobacco use, restricting marketing and advertising, imposing regulations on packaging, warnings and disclosure of flavors or other ingredients, prohibiting the sale of tobacco products with certain characterizing flavors or other characteristics, limiting or prohibiting the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packing sizes, and seeking to hold them responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke.

PM USA, USSTC and other Altria Group, Inc. subsidiaries are subject to and may become subject to regulation by the FDA, as discussed further in *Tobacco Space – Business Environment – FDA Regulation*. We cannot predict how the FDA will implement and enforce its statutory authority, including by promulgating additional regulations and pursuing possible investigatory or enforcement actions.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced cigarette industry volume, and we expect that these factors will continue to reduce cigarette consumption levels. Actions by the FDA or other federal, state or local governments or agencies may impact the consumer acceptability of tobacco products, limit adult consumer choices, delay or prevent the launch of new or modified tobacco products, restrict communications to adult consumers, restrict the ability to differentiate tobacco products, create a competitive advantage or disadvantage for certain tobacco companies, impose additional manufacturing, labeling or packing requirements, require the recall or removal of tobacco products from the marketplace or otherwise significantly increase the cost of doing business, all or any of which may have a material adverse impact on the results of operations or financial condition of Altria Group, Inc.

■ **Excise Taxes:** Tobacco products are subject to substantial excise taxes and significant increases in tobacco product-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States at the state, federal and local levels. Tax increases are expected to continue to have an adverse impact on sales of our tobacco products due to lower consumption levels and to a potential shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products. For further discussion, see *Tobacco Space – Business Environment – Excise Taxes*.

■ **Increased Competition in the United States Tobacco Categories:** Each of Altria Group, Inc.'s tobacco subsidiaries operates in highly competitive tobacco categories. Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain United States and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers' cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands. USSTC faces significant competition in the smokeless tobacco category, both from existing competitors and new entrants, and has experienced consumer down-trading to lower-priced brands. In the cigar category, additional competition has resulted from increased imports of machine-made large cigars manufactured offshore.

■ **Governmental Investigations:** From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. We cannot predict whether new investigations may be commenced or the outcome of such investigations, and it is possible that our subsidiaries' businesses could be materially affected by an unfavorable outcome of future investigations.

■ **New Tobacco Product Technologies:** Altria Group, Inc.'s tobacco subsidiaries continue to seek ways to develop and to commercialize new tobacco product technologies that may reduce the health risks associated with current tobacco products, while continuing to offer adult tobacco consumers products that meet their taste expectations. Potential solutions being researched include tobacco products that reduce or

eliminate exposure to cigarette smoke and/or constituents identified by public health authorities as harmful. Our tobacco subsidiaries may not succeed in these efforts. If they do not succeed, but one or more of their competitors does, our subsidiaries may be at a competitive disadvantage. Further, we cannot predict whether regulators, including the FDA, will permit the marketing of tobacco products with claims of reduced risk to consumers or whether consumers' purchase decisions would be affected by such claims, which could affect the commercial viability of any tobacco products that might be developed.

■ **Adjacency Strategy:** Altria Group, Inc. and its subsidiaries have adjacency growth strategies involving moves and potential moves into complementary products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful.

■ **Tobacco Price, Availability and Quality:** Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries' profitability and business. For a discussion of factors that influence leaf prices, availability and quality, see *Tobacco Space – Business Environment – Tobacco Price, Availability and Quality*.

■ **Tobacco Key Facilities; Supply Security:** Altria Group, Inc.'s tobacco subsidiaries face risks inherent in reliance on a few significant facilities and a small number of significant suppliers. A natural or man-made disaster or other disruption that affects the manufacturing facilities of any of Altria Group, Inc.'s tobacco subsidiaries or the facilities of any significant suppliers of any of Altria Group, Inc.'s tobacco subsidiaries could adversely impact the operations of the affected subsidiaries. An extended interruption in operations experienced by one or more Altria Group, Inc. subsidiaries or significant suppliers could have a material adverse effect on the results of operations and financial condition of Altria Group, Inc.

■ **Attracting and Retaining Talent:** Our ability to implement our strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of tobacco usage. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, our tobacco subsidiaries may be unable to attract and retain the best talent.

■ **Competition, Evolving Consumer Preferences and Economic Downturns:** Each of our tobacco and wine subsidiaries is subject to intense competition, changes in consumer preferences and changes in economic conditions. To be successful, they must continue to:

- promote brand equity successfully;
- anticipate and respond to new and evolving consumer preferences;
- develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products;
- improve productivity; and
- protect or enhance margins through cost savings and price increases.

The willingness of adult consumers to purchase premium consumer product brands depends in part on economic conditions. In periods of economic uncertainty, adult consumers may purchase more discount brands and/or, in the case of tobacco products, consider lower-priced tobacco products. The volumes of our tobacco and wine subsidiaries could suffer accordingly.

Our finance subsidiary, PMCC, holds investments in finance leases, principally in transportation (including aircraft), power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If parties to PMCC's leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our earnings.

■ **Acquisitions:** Altria Group, Inc. from time to time considers acquisitions. From time to time we may engage in confidential acquisition negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. Although we seek to maintain or improve our credit ratings over time, it is possible that completing a given acquisition or other event could impact our credit ratings or the outlook for those ratings. Furthermore, acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms, that we will realize any of the anticipated benefits from an acquisition or that acquisitions will be quickly accretive to earnings.

■ **Capital Markets:** Access to the capital markets is important for us to satisfy our liquidity and financing needs. Disruption and uncertainty in the capital markets and any resulting tightening of credit availability, pricing and/or credit terms may negatively affect the amount of credit available to us and may also increase our costs and adversely affect our earnings or our dividend rate.

■ **Exchange Rates:** For purposes of financial reporting, the equity earnings attributable to Altria Group, Inc.'s investment in SABMiller are translated into U.S. dollars from various local currencies based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar against these currencies, our reported equity earnings in SABMiller will be reduced because the local currencies will translate into fewer U.S. dollars.

■ **Asset Impairment:** We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by general economic conditions, regulatory developments, changes in category growth rates as a result of changing consumer preferences, success of planned new product introductions, competitive activity and tobacco-related taxes. If an impairment is determined to exist, we will incur impairment losses, which

will reduce our earnings. For further discussion, see *Critical Accounting Policies and Estimates – Depreciation, Amortization and Intangible Asset Valuation.*

■ **IRS Challenges to PMCC Leases:** The Internal Revenue Service has challenged the tax treatment of certain of PMCC's leveraged leases. Should Altria Group, Inc. not prevail in any one or more of these matters, Altria Group, Inc. may have to accelerate the payment of significant amounts of federal income tax, pay associated interest costs and penalties, if imposed, and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. For further discussion, see Note 21 and Item 3.

■ **Wine – Competition; Grape Supply; Regulation and Excise Taxes:** Ste. Michelle's business is subject to significant competition, including from many large, well-established national and international organizations. The adequacy of Ste. Michelle's grape supply is influenced by consumer demand for wine in relation to industry-wide production levels as well as by weather and crop conditions, particularly in eastern Washington state. Supply shortages related to any one or more of these factors could increase production costs and wine prices, which ultimately may have a negative impact on Ste. Michelle's sales. In addition, federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcoholic beverages, may have an adverse effect on Ste. Michelle's wine business. For further discussion, see *Wine Segment – Business Environment.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Altria Group, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Altria Group, Inc.'s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Richmond, Virginia
January 27, 2011

Report of Management on Internal Control Over Financial Reporting

Management of Altria Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Altria Group, Inc.'s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Altria Group, Inc.;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of Altria Group, Inc. are being made only in accordance with the authorization of management and directors of Altria Group, Inc.; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Altria Group, Inc.'s internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Altria Group, Inc.'s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2010, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited the effectiveness of Altria Group, Inc.'s internal control over financial reporting as of December 31, 2010, as stated in their report herein.

January 27, 2011

Comparison of Five-Year Cumulative Total Shareholder Return

The graph below compares the cumulative total shareholder return of Altria Group, Inc.'s common stock for the last five years with the cumulative total return for the same period of the S&P 500 Index and the Altria Peer Group Index[1]. The graph assumes the investment of $100 in common stock and each of the indices as of the market close on December 31, 2005 and reinvestment of all dividends on a quarterly basis. On March 30, 2007, Altria Group, Inc. spun off all of its remaining interest in Kraft Foods Inc. to its shareholders, and on March 28, 2008, Altria Group, Inc. spun off its entire interest in Philip Morris International Inc. to its shareholders. Both spin-offs are treated as a special dividend for the purposes of calculating total shareholder return, with the then current market value of the distributed shares being deemed to have been reinvested on the spin-off date in shares of Altria Group, Inc.



Date	Altria Group	Altria Peer Group	S&P 500
December 2005	**$100.00**	$100.00	$100.00
December 2006	**$119.30**	$119.32	$115.61
December 2007	**$145.81**	$131.34	$121.95
December 2008	**$101.85**	$107.42	$ 77.38
December 2009	**$141.68**	$128.80	$ 97.45
December 2010	**$188.23**	$144.85	$111.89

Source: Bloomberg — "Total Return Analysis" calculated on a yearly basis and assumes quarterly reinvestment of dividends.

[1] The Altria Peer Group consists of thirteen U.S. headquartered consumer product companies that are competitors of Altria Group, Inc.'s tobacco operating subsidiaries or that have been selected on the basis of revenue or market capitalization: Campbell Soup Company, Colgate-Palmolive Company, ConAgra Foods, Inc., Fortune Brands, Inc., General Mills, Inc., The Hershey Company, Kellogg Company, Kimberly-Clark Corporation, Kraft Foods Inc., Lorillard, Inc., PepsiCo, Inc., Reynolds American Inc., and Sara Lee Corporation.

Note: During the five-year measuring period, certain members of the Altria Peer Group issued special dividends that were also included in the calculation of total shareholder return for the Altria Peer Group Index. Lorillard's performance was represented by a tracking stock, Carolina Group (CG), from December 2005 through June 9, 2008. Lorillard (LO) began trading as an independent company on June 10, 2008.

Shareholder Information



Altria Group, Inc.
6601 W. Broad Street
Richmond, VA 23230-1723
altria.com

Philip Morris USA Inc.
P.O. Box 26603
Richmond, VA 23261-6603
philipmorrisusa.com

U.S. Smokeless Tobacco Company LLC
P.O. Box 85107
Richmond, VA 23285-5107
ussmokeless.com

John Middleton Co.
6603 W. Broad Street
Richmond, VA 23230-1723
johnmiddletonco.com

Ste. Michelle Wine Estates Ltd.
P.O. Box 1976
Woodinville, WA 98072-1976
ste-michelle-wine-estates.com

Philip Morris Capital Corporation
225 High Ridge Road
Suite 300 West
Stamford, CT 06905-3000
philipmorriscapitalcorp.com

Independent Auditors:

PricewaterhouseCoopers LLP
The Turning Basin Building
111 Virginia Street, Suite 300
Richmond, VA 23219-4123

Transfer Agent and Registrar:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Shareholder Response Center:
Computershare Trust Company, N.A. our transfer agent, will be happy to answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan.

Within the U.S. and Canada, shareholders may call toll-free: **1-800-442-0077**.

From outside the U.S. or Canada, shareholders may call: **1-781-575-3572**.

Postal address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

E-mail address:
altria@computershare.com

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Direct Stock Purchase and Dividend Reinvestment Plan:
Altria Group, Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Shareholder Publications:
Altria Group, Inc. makes a variety of publications and reports available. These include the Annual Report, news releases and other publications. For copies, please visit our website at: **www.altria.com/investors**.

Altria Group, Inc. makes available free of charge its filings (such as proxy statements and Reports on Form 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission.

For copies, please visit our website at: **www.altria.com/SECfilings**.

If you do not have Internet access, you may call: **1-804-484-8222**.

Internet Access Helps Reduce Costs:
As a convenience to shareholders and an important cost-reduction measure, you can register to receive future shareholder materials (i.e., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet.

For complete instructions, please visit our website at: **www.altria.com/investors**.

2011 Annual Meeting:
The Altria Group, Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 19, 2011, at The Greater Richmond Convention Center, 403 North Third Street, Richmond, VA 23219. For further information, call: **1-804-484-8838**.

Stock Exchange Listing:
MO LISTED NYSE
The principal stock exchange on which Altria Group, Inc.'s common stock (par value $0.33⅓ per share) is listed is the New York Stock Exchange (ticker symbol "MO"). As of January 31, 2011, there were approximately 89,000 holders of record of Altria Group, Inc.'s common stock.

Additional Information:
The information on the respective websites of Altria Group, Inc. and its subsidiaries is not, and shall not be deemed to be, a part of this report or incorporated into any other filings Altria Group, Inc. makes with the SEC.

Trademarks and service marks in this report are the registered property of or licensed by Altria Group, Inc. or its subsidiaries, and are italicized or shown in their logo form.

Design: RWI rwidesign.com
Photography: Casey Templeton, Ed Wheeler and Leo Burnett
Typography: RR Donnelley
Printer: Earth•Thebault, USA

© Copyright 2011 Altria Group, Inc.



The 2010 annual report was printed on FSC® certified paper. The FSC® is an independent, non-governmental, not-for-profit global organization established to promote the responsible management of the world's forests.



Altria

Altria Group, Inc.
6601 W. Broad Street
Richmond, VA 23230-1723

www.altria.com